02049596

82- SUBMISSIONS FACIN

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldshore Holdings Plc

*CURRENT ADDRESS Westminster House
Spitfire Close
Ermine Business Park
Huntingdon
Cambridgeshire PE29 6WZ

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34678 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☑
DEF 14A	*(PROXY)*	☐			

OICF/BY: EBS

DATE : 8/27/02

FILE COPY

82-34678

CERTIFICATE OF INCORPORATION
OF A PUBLIC LIMITED COMPANY

Company No. 4393848

The Registrar of Companies for England and Wales hereby certifies that

GOLDSHORE HOLDINGS PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 13th March 2002

L. CONNELLY

N04393848Q

For The Registrar Of Companies

COMPANIES HOUSE

Companies House
— for the record —

12

Please complete in typescript, or in bold black capitals.

CHFP000

Declaration on application for registration

4393848

Company Name in full GOLDSHORE HOLDINGS PLC

I, Keith Kahan, representing Temple Secretaries Limited

of 788-790 Finchley Road, London, NW11 7TJ

† Please delete as appropriate.

do solemnly and sincerely declare that I am a †~~[Solicitor engaged in the formation of the company]~~[person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature pp Temple Secretaries Limited

Declared at 2 Bluebird Way, Bricket Wood, Hertfordshire, AL2 3UH

	Day	Month	Year
On	1 3	0 3	2 0 0 2

❶ Please print name.

before me ❶ Dean Russell Poster.

Signed **Date** 13/03/02

† A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicit

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A1 Company Services Limited *[Our Ref: PJ/80848SF]*

788-790 Finchley Road, London, NW11 7TJ

Tel 0181 458 9637

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburg**

Form revised June 1998

Companies House
— for the record —

10

Please complete in typescript, or in bold black capitals.
CHFP000

First directors and secretary and intended situation of registered office

Notes on completion appear on final page

4393848

Company Name in full GOLDSHORE HOLDINGS PLC

Proposed Registered Office Westminster House
(PO Box numbers only, are not acceptable) Spitfire Close, Ermine Business Park

Post town Huntingdon

County / Region Cambridgeshire Postcode PE29 6WZ

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name A1 Company Services Limited

Address 788-790 Finchley Road

Post town London

County / Region Postcode NW11 7TJ

Number of continuation sheets attached

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A1 Company Services Limited [Our Ref: PJ/80848SF]

788-790 Finchley Road, London, NW11 7TJ

Tel 020 8458 9637

DX number 92002 DX exchange TEMPLE FORTUNE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Secretary (see notes 1-5)

Company name	
NAME *Style / Title	*Honours etc
Forename(s)	
Surname	TEMPLE SECRETARIES LIMITED
Previous forename(s)	
Previous surname(s)	
Address	788-790 FINCHLEY ROAD
Post town	LONDON
County / Region	Postcode NW11 7TJ
Country	

* Voluntary details

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature pp Temple Secretaries Limited **Date** 13th March 20

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	*Honours etc
Forename(s)	
Surname	COMPANY DIRECTORS LIMITED
Previous forename(s)	
Previous surname(s)	
Address	788-790 FINCHLEY ROAD
Post town	LONDON
County / Region	Postcode NW11 7TJ
Country	
Date of birth (Day Month Year)	Nationality
Business occupation	REGISTRATION AGENT
Other directorships	N/A

Usual residential address
For a corporation, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature pp Company Directors Limited **Date** 13th March 20

Directors (continued) (see notes 1-5)

NAME *Style / Title		*Honours etc	
* Voluntary details — Forename(s)			
Surname			
Previous forename(s)	TEMPLE SECRETARIES LIMITED		
Previous surname(s)			
Address			
Usual residential address For a corporation, give the registered or principal office address.	788-790 FINCHLEY ROAD		
Post town			
County / Region	LONDON	Postcode	
Country	NW11 7UR		
Date of birth (Day / Month / Year)		**Nationality**	
Business occupation			
Other directorships	REGISTRATION AGENT		
	N/A		

I consent to act as director of the company named on page 1

Consent signature [signature] **Date**

~~pp Temple Secretaries Limited~~ ~~March 13, 2002~~

This section must be signed by
Either
an agent on behalf of all subscribers — **Signed** [signature] **Date** ~~March 13, 2002~~

***Or* the subscribers**

(i.e those who signed as members on the memorandum of association).

Signed		**Date**	
Signed		**Date**	
Signed		**Date**	
Signed		**Date**	
Signed		**Date**	
Signed		**Date**	

Notes

1. Show for an individual the full forename(s) NOT INITIALS and surname together with any previous forename(s) or surname(s).

   If the director or secretary is a corporation or Scottish firm - show the corporate or firm name on the surname line.

   Give previous forename(s) or surname(s) except that:

   - for a married woman, the name by which she was known before marriage need not be given,

   - names not used since the age of 18 or for at least 20 years need not be given.

   A peer, or an individual known by a title, may state the title instead of or in addition to the forename(s) and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

   Address:

   Give the usual residential address.

   In the case of a corporation or Scottish firm give the registered or principal office.

   Subscribers:

   The form must be signed personally either by the subscriber(s) or by a person or persons authorised to sign on behalf of the subscriber(s).

2. Directors known by another description:

   - A director includes any person who occupies that position even if called by a different name, for example, governor, member of council.

3. Directors details:

   - Show for each individual director the director's date of birth, business occupation and nationality.
   The date of birth must be given for every individual director.

4. Other directorships:

   - Give the name of every company of which the person concerned is a director or has been a director at any time in the past 5 years. You may exclude a company which either **is** or at **all times during the past 5 years,** when the person was a director, **was**:

   - dormant,

   - a parent company which wholly owned the company making the return,

   - a wholly owned subsidiary of the company making the return, or

   - another wholly owned subsidiary of the same parent company.

   If there is insufficient space on the form for other directorships you may use a separate sheet of paper, which should include the company's number and the full name of the director.

5. Use Form 10 continuation sheets or photocopies of page 2 to provide details of joint secretaries or additional directors.

The Companies Acts 1985 to 1989
Public Company Limited by shares

MEMORANDUM OF ASSOCIATION

OF

4383848

GOLDSHORE HOLDINGS PLC

1. The Company's name is "GOLDSHORE HOLDINGS PLC"

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are :

(a) To carry on business as a General Commercial Company and, in conjunction with each other or as separate and distinct undertakings, all or any of the following businesses: manufacturers, importers, exporters, agents, dealers (both wholesale and retail) in all articles of commercial, manufacturing, personal and household use and consumption and in all kinds of raw materials; warehousemen, storage contractors, shipping and forwarding agents; dealers in property and estates; property developers, property managers; estate agents, insurance agents and brokers, financiers, financial agents and to act as nominee, trustee, agent, factor, broker, executor, administrator, receiver for or otherwise on behalf of Companies, Corporations, firms or persons, builders; scaffolders; contractors, heating and ventilation engineers and contractors, refrigeration engineers, specialists and contractors; decorators; painters; bricklayers, specialist carpenters, shuttering manufacturers and erectors; joiners, public works contractors; plasterers, plumbers, electricians, shop front fitters; builders' and decorators' merchants; civil, mechanical, constructional, agricultural, consulting, heating, electrical and general engineers; welders; sheet metal workers; blacksmiths, motor engineers; garage proprietors; car hire service, taxi proprietors and operators; travel agents, tour operators, proprietors of vehicles and vessels of all kinds; transport and haulage contractors; general engineers; tool makers; booking agents for, and managers of, theatres, cinemas and all other kinds of entertainments and sporting events; turf and sporting accountants in all their branches; proprietors of shops, cafes, clubs, hotels and restaurants, catering contractors, dealers in foods and provisions of all kinds, wine and spirit merchants, licensed victuallers; butchers; grocers, greengrocers; fishmongers and poultry merchants; farmers; florists, horticulturists; bakers, confectioners; tobacconists; ironmongers, hardware merchants; dealers in plastics of all kinds, antique dealers; furniture manufacturers and dealers; leather and fancy goods dealers; jewellers, radio television and electrical retailers, dealers and repairers, toys, games and sports equipment dealers; photographers and dealers in all kinds of photographic material and equipment, film producers and distributors; textile merchants, tailors, fashion designers, ladies and gentlemen's outfitters, boot and shoe retailers, perfumery and cosmetic dealers, hairdressers, manufacturing and retail chemists; printers, publishers, stationers, advertising and publicity agents; public relations specialists, consultants, business transfer agents and employment agents; computer operators' programmers and dealers; market research specialists; business advisors, mail order specialists; dyers and cleaners; dry cleaners, proprietors of launderettes, excavation and demolition contractors; plant hirers; scrap iron and waste merchants and to carry on all or any of the said businesses, and provide services in connection therewith, either together as one business or as separate and distinct businesses, in any part of the world.

(b) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render more profitable any of the property or rights of the Company.

(c) To apply for, purchase, register or otherwise acquire and protect and renew, whether in the United Kingdom or elsewhere in any part of the world any patents, patent rights, brevets d'invention, designs, concessions, secret processes, trade marks, licences, and the like and to alter, disclaim, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing or improving any such patents, inventions or rights.

(d) To purchase, take on lease or in exchange, hire or by any other means acquire and take options over any freehold, leasehold or any other real or personal property and any rights or privileges which the Company may think necessary or convenient for the purpose of its business, or may enhance the value of any other property of the Company.

(e) To acquire and undertake the whole or any part of the business, goodwill, assets, property, and liabilities of any person or company carrying on or proposing to carry on any business which the Company is authorised to carry on or possessed of property suitable for the purposes of the Company or which can be carried on in conjunction therewith or which is capable of being conducted so as directly or indirectly to benefit the Company.

(f) To acquire an interest in, amalgamate with, or enter into partnership or into any arrangement with sharing profits, co-operation, joint venture, union of interest or reciprocal concession with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which is capable of being conducted so as directly or indirectly to benefit the Company.

(g) To enter into any arrangements with any governments or authorities supreme, local, municipal, or otherwise, or any company or person that may seem conducive to the attainment of the Company's objects, or any of them, and to obtain from any such government or authority any rights, charters, licences, privileges or concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply therewith.

(h) To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(i) To invest and deal with the moneys of the Company not immediately required in any manner, and to hold sell or otherwise deal with any investments made.

(j) To subscribe for, take, or otherwise acquire, and hold shares, stock, debentures and other negotiable or transferable instruments.

(k) To establish or promote any other company or companies for the purpose of acquiring all or any of the property, rights and liabilities of the Company, or for any other purpose which may appear likely to assist or benefit the Company, or for any other value of any property or business of the Company and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire all or any part of the shares, debentures or other securities of any such company.

(l) To advance and lend money or give credit, with or without security to customers and others, to enter into guarantees, contracts or indemnity and suretyships of all kinds, to receive money on deposit or loans and to become security for any persons, firms or companies.

(m) To raise or borrow money in such a manner as the Company shall think fit, and to secure the repayment of any such money raised, borrowed or owing by mortgage, lien, charge or other security upon all or any of the property or assets of the Company (whether present or future) including its uncalled capital, and also by a similar mortgage, lien, charge or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(n) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay with respect to the promotion, formation and incorporation of the Company or to contract with any person, firm or company to pay the same and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares, debentures or other securities of the Company.

(o) To remunerate any person, firm or company whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part or otherwise.

(p) To subscribe to or support any charitable object or any institution and to give pensions, bonuses, gratuities or assistance to any person who is serving or has served the Company, whether as a director, employee or otherwise, and his family and dependents; to make payments towards insurance, and to establish, form and contribute to provident, superannuation and other similar funds and trusts, associations, clubs, schools and other institutions for the benefit of any such persons aforesaid.

(q) To distribute among the members of the Company any property of the Company of any kind or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital of the Company be made except with the sanction for the time being required by law.

(r) To procure the Company to be registered or recognised in any part of the world.

(s) To act as agents or brokers and as trustees for any person, firm, or company, and to undertake and perform subcontracts and also to act in any of the businesses of the Company in any part of the world through or by means of agents, subcontractors or others.

(t) To improve, develop, manage, grant rights or privileges in respect of, construct, repair, let on lease or otherwise, exchange, mortgage, charge, dispose of, sell, grant licences in respect of, turn to account, grant options in respect of, or otherwise deal with all or any part of the property and rights of the Company both real and personal.

(u) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions for such consideration as the Company may think fit, and in particular for shares, debentures or securities of any company purchasing the same.

(v) To do all or any of the matters or things aforesaid in any part of the world and to do such matters or things either as principals, agents, contractors or otherwise and by or through agents, contractors, or otherwise and either alone or in conjunction with others.

(w) To do all such other things as may be deemed incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that:

(i) The objects specified in each sub-clause shall be regarded as independent objects, and they shall not be limited or restricted, except where otherwise expressed in such sub-clauses, by reference to or inference from the terms of any other sub-clause or the name of the Company, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said sub-clauses defined the objects of a separate and distinct company.

(ii) The word "Company", except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporated, and whether incorporated, registered, resident or domiciled in the United Kingdom or elsewhere.

5. The liability of the members is limited.

6. The Company's share capital is £5,000,000 divided into 50,000,000 ordinary shares of 10 pence each.

We, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum, and we agree to take the number of shares shown opposite our respective names.

Names and Addresses of the Subscribers	Number of shares taken by each subscriber
COMPANY DIRECTORS LIMITED 788-790 Finchley Road London NW11 7TJ Company Director	One Ordinary Share
TEMPLE SECRETARIES LIMITED 788-790 Finchley Road London NW11 7TJ Company Secretary	One Ordinary Share
Total shares taken	Two Ordinary Shares

Dated 13 March 2002

Witness to the above Signatures:

Anna Kahan
788-790 Finchley Road
London NW11 7TJ

Consultant

A Kahan

PLC2K.NET

THE COMPANIES ACTS 1985 TO 1989
PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

GOLDSHORE HOLDINGS PLC

PRELIMINARY

1. (i) The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (hereinafter referred to as "Table A"), subject to the additions, exclusions and modifications hereinafter expressed shall constitute the Articles of Association of the Company.

(ii) In these Articles the expression "the Act" means the Companies Act 1985, but so that any reference in these Articles to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

SHARE CAPITAL

2. The Directors of the Company may (subject to regulation 3 below and section 80 of the Act) allot, grant options over, or otherwise deal with or dispose of any relevant securities (as defined by section 80(2) of the Act) in the Company on such terms and conditions and in such manner as they think proper.

3. The Directors of the Company are generally and unconditionally authorised during the period of five years from the date of incorporation of the Company to allot, grant rights to subscribe for or convert securities into shares in relation to the original shares in the authorised share capital of the Company to such persons at such times and on such terms and conditions as they think fit, subject to the provisions of section 80 of the Act.

4. (i) The Company shall not give, directly or indirectly, any financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151 of the Act otherwise than as authorised by the Act.

(ii) No share of the Company shall be allotted if not paid up at least as to one quarter of its nominal value and the whole of any premium thereon otherwise than as authorised by Section 101(2) of the Act.

SUBSCRIBER SHARES

5. Notwithstanding any Regulation of Table A to the contrary, the subscribers to the Memorandum of Association shall be liable to pay in full for the shares agreed to be taken by them within 1 hour of receiving a call made upon them for such payment. If at the expiry of that period such calls remain unpaid, such shares shall be liable to immediate forfeiture by a resolution of the Directors without further notice. Upon such forfeiture the subscribers shall have no further obligation to pay for such shares, unless re-allotted to them. In accordance with Regulation 20 of Table A, the Directors may re-allot the subscriber shares on such terms and in such manner as they determine either to the persons who were before the forfeitures the holders, or to any other persons. Regulation 22 of Table A shall be amended by the addition, after the word "secretary", of the words "(or, in the case of a corporate director or secretary, by an authorised representative of that corporate director or secretary)".

LIEN

6. (i) The Company shall have a first and paramount lien on every share (whether or not it is a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Company shall also have a first and paramount lien on every share (whether or not it is a fully paid share) standing registered in the name of any Member solely or registered in the names of two or more joint holders for all moneys presently payable by him or his estate to the Company. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation.

(ii) Regulation 8 of Table A shall not apply to the Company.

NOTICE OF GENERAL MEETINGS

7. (i) Regulations 112 and 115 of Table A shall not apply to the Company.

(ii) Every Member is entitled to written notice of every meeting of the Company, at such address as the Member may inform the Directors of from time to time; provided that a notice given to a joint holder whose name stands first in the Register of Members in respect of a jointly held share shall be sufficient to notify those holding jointly with him. A notice shall be deemed to have been received:

(a) when given, if delivered personally;

(b) on the next business day, if sent by facsimile, telex, or E-Mail;

(c) after two clear days, if sent by telegram to any properly notified address or if properly addressed and sent within the United Kingdom by pre-paid registered or recorded delivery post;

(d) after seven clear days, if properly addressed and sent to or from an address outside of the United Kingdom by pre-paid registered or recorded delivery post;

and subject to the above, Regulation 116 of Table A shall be modified accordingly.

(iii) The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at any such meeting. Regulation 39 of Table A shall not apply to the Company.

8. (i) An Annual General Meeting and an Extraordinary General Meeting called for the passing of a Special Resolution shall be called by at least twenty-one clear days' notice. All other

Extraordinary General Meetings shall be called by at least fourteen clear days' notice but a General Meeting may be called by shorter notice if it is so agreed-

(a) in the case of an Annual General Meeting, by the Members entitled to attend and vote thereat; and

(b) in the case of any other Meeting by a majority in number of the Members having a right to attend and vote being a majority together holding not less than ninety-five per cent, in nominal value of the shares giving that right.

(ii) The notice shall specify the time and place of the Meeting and in the case of special business only the general nature of the special business to be transacted and, in the case of an Annual General Meeting, shall specify the Meeting as such.

(iii) All business shall be deemed special that is transacted at an Extraordinary General Meeting, and also all that is transacted at an Annual General Meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the Directors and Auditors, and the appointment of, and the fixing of the remuneration of the Auditors.

(iv) Subject to the provisions of these Articles and to any restrictions imposed on any shares, all notices of and any other communications relating to any General Meetings of the Company or of separate General Meetings of the holders of any class of share capital of the Company shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a Member and to the Directors and Auditors of the Company for the time being.

(v) Regulation 38 of Table A shall not apply to the Company.

PROCEEDINGS AT GENERAL MEETINGS

9. (i) No business shall be transacted at any Meeting unless a quorum is present at the time the Meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a Member or a proxy for a Member or a duly authorised representative of a corporation, shall be a quorum.

(ii) If such a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place or such time and place as the Directors may determine. If at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting, such adjourned Meeting shall be dissolved.

(iii) Regulations 40 and 41 of Table A shall not apply to the Company.

NUMBER OF DIRECTORS

10. (i) Unless otherwise determined by Ordinary Resolution in General Meeting of the Company the number of Directors (other than Alternate Directors) shall not be subject to any maximum, and the minimum number of Directors shall be two.

(ii) Regulation 64 of Table A shall not apply to the Company.

APPOINTMENT OF DIRECTORS

11. The first Directors of the Company shall be as named in the statement delivered to the Registrar of Companies pursuant to section 10 of the Act.

12. No person shall be appointed a Director at any General Meeting unless:

(a) he is recommended by the Directors; or

(b) not less than fourteen nor more than thirty-five clear days before the date appointed for the General Meeting, notice executed by a member qualified to vote at the General Meeting has been given to the Company of the intention to propose that person for appointment together with notice executed by that person of his willingness to be appointed.

13. Subject to Regulation 12 above, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

14. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

15. The Directors shall not be required to retire by rotation and regulations 73 to 80 (inclusive) of Table A shall not apply to the Company.

DIRECTORS GRATUITIES AND PENSIONS

16. (i) The powers of the Company set out in Clause 3(p) of the Memorandum of Association may be exercised by the Directors of the Company.

(ii) Regulation 87 of Table A shall not apply to the Company.

PROCEEDINGS OF DIRECTORS

17. (i) A resolution in writing signed by all the Directors (including a sole Director) entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid and effectual as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors; but a resolution signed by an alternate Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity. Regulation 93 of Table A shall not apply.

(ii) Any Director for the time being absent from the United Kingdom may supply to the company an address and/or telex of facsimile transmission number whether or not within the United Kingdom to which notices of meetings of the Directors may be sent and shall then be entitled to receive at such address or number notice of such meetings. Regulation 88 of Table A shall be modified accordingly.

(iii) A person in communication by electronic means with the chairman and with all other parties to a meeting of the Directors or of a committee of the Directors shall be regarded for all purposes as personally attending such a meeting provided that but only for so long as at such a meeting he has the ability to communicate interactively and simultaneously with all other parties attending the meeting including all persons attending by electronic means.

(iv) a meeting at which one or more of the Directors attends by electronic means is deemed to be held at such place as the Directors shall at that meeting resolve. In the absence of a resolution as aforesaid, the meeting shall be deemed to be held at the place, if any, where a majority of the Directors attending the meeting are physically present, or in default of such a majority, the place at which the Chairman of the meeting is physically present.

(v) In the Articles 'electronic' means actuated by electric, magnetic, electro-magnetic, electro-chemical or electro-mechanical energy and 'by electronic means' means by any manner only capable of being so actuated.

(vi) A Director may vote as a Director in regard to any contract or arrangement in which he is interested or upon any matter arising therefrom, and if he shall so vote his vote shall be counted and he shall be reckoned in estimating a quorum when any such contract or arrangement is under consideration.

(vii) Regulations 94 to 97 (inclusive) of Table A shall not apply to the Company.

BORROWING POWERS

18. The Directors may exercise all the powers of the Company to borrow without limit as to the amount and upon such terms and in such manner as they think fit.

THE SEAL

19. The seal, if any, of the Company shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a Director and by the Secretary or a second Director. The provisions of Regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company adopts a common seal. Regulation 101 of Table A shall not apply to the Company.

SECRETARY

20. The Secretary or Joint-Secretary of the Company shall be as named in the statement delivered to the Registrar of Companies pursuant to section 10 of the Act.

INDEMNITY

21. (i) Every Director or other officer or Auditor of the Company shall be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal in which judgement is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the Court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(ii) The provisions of paragraph (i) above of this Article shall not have effect in any proceedings resulting in a breach of the provisions of Section 310 of the Act.

(iii) Regulation 118 of Table A shall not apply to the Company.

Names and Addresses of Subscribers

COMPANY DIRECTORS LIMITED
788-790 Finchley Road
London NW11 7TJ

Company Director

TEMPLE SECRETARIES LIMITED
788-790 Finchley Road
London NW11 7TJ

Company Secretary

Dated 13 March 2002

Witness to the above Signatures:

Anna Kahan
788-790 Finchley Road
London NW11 7TJ

Consultant

Company Services Limited
UK & Worldwide Company Formations and Searches

Registrar of Companies
Companies House
21 Bloomsbury Street
London
WC1

RETAIN FOR 5 YEARS

Our Ref: PJ/80848SF
13 March 2002

Dear Sirs,

SAME DAY INCORPORATION

Re: GOLDSHORE HOLDINGS PLC

Please find enclosed documents, together with our cheque for £80, for the formation of the above name as a public limited company.

To justify the inclusion of the sensitive word **HOLDINGS** in the title of the above company, we have been informed by our client in this matter that within three months of incorporation the company will hold more than 50% of the shares in Goldshore Limited - a Company already registered.

We look forward to receiving the Certificate of Incorporation in due course.

Yours faithfully

RETAIN FOR 5 YEARS

Keith Kahan
pp A1 COMPANY SERVICES LIMITED

788-790 Finchley Road, London NW11 7TJ
Telephone: +44 (0)20 8458 9637 Fax: +44 (0)20 8905 5593 Dx: 92002 TEMPLE FORTUNE
Email: info@a1companies.com Website: www.a1companies.com

Companies House
— for the record
02 JUL -2 AM 12:41

288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 4393848

Company Name in full GOLDSHORE HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	13	03	2002	†Date of Birth	24	04	196[illegible]

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): IAN STUART

Surname: STOKES

Previous Forename(s): Previous Surname(s):

Usual residential address 39 OXLEYS

Post town: OLNEY Postcode: MK46 5PJ

County / Region: BUCKS Country: UK

†Nationality: BRITISH †Business occupation: MANAGING DIRECTOR

†Other directorships (additional space overleaf): PLEASE SEE LIST ATTACHED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 13/3/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, ~~secretary~~ etc must sign the form below.

Signed [signature] **Date** 13/3/02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

for Temple Secretaries Limited

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

~~A1 COMPANY SERVICES LIMITED~~
788-790 FINCHLEY ROAD
~~LONDON NW11 7TJ~~
Tel: 020 8458 9637
~~Fax: 020 8905 5593~~
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Card**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinbu**

Form revised July 1998

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

IAN STUART STOKES

Nationality :	BRITISH
Latest Address :	39 OXLEYS OLNEY BUCKINGHAMSHIRE
Postcode :	MK46 5PJ
Date of Birth:	24/04/1965

Company Appointments : Current : 2 / Resigned : 0 / Dissolved : 0

To view company details, click on the appropriate company number.
Click HERE to exclude Resigned and Dissolved appointments

DIRECTOR	Appointed: 10/07/2000
Occupation :	MANAGER
Company Number:	04018389
Company Name:	KEYDIS LIMITED
	Active

DIRECTOR	Appointed: 01/07/2000
Occupation :	DIRECTOR
Company Number:	02941804
Company Name:	GOLDSHORE LIMITED
	Active

Name :	IAN STUART STOKES
Nationality :	BRITISH
Latest Address :	39 OXLEYS OLNEY BUCKINGHAMSHIRE
Postcode :	MK46 5PJ
Date of Birth:	24/04/1960

Company Appointments : Current : 1 / Resigned : 0 / Dissolved : 0

To view company details, click on the appropriate company number.
Click HERE to exclude Resigned and Dissolved appointments

DIRECTOR	Appointed: 31/10/2000
Occupation :	DIRECTOR
Company Number:	03818759
Company Name:	CYBERCALL LIMITED Active

Companies House
— for the record —

02 JUL -2 AM 12: 41

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 4393848

Company Name in full GOLDSHORE HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	13	03	2002	†Date of Birth	01	07	196[illegible]

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): ANTHONY RICHARD

Surname: NEWSOME

Previous Forename(s): Previous Surname(s):

Usual residential address ASHLEY GLEBE HOUSE, ASHLEY, KINGS SOMBORNE

Post town: STOCKBRIDGE Postcode: SO20 6RJ

County / Region: HANTS Country: UK

†Nationality: BRITISH †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): PLEASE SEE LIST ATTACHED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 13/03/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13/03/02

p.p. Temple Secretaries Limited

(**director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A1 COMPANY SERVICES LIMITED
788-790 FINCHLEY ROAD
LONDON NW11 7TJ
Tel: 020 8458 9637
Fax: 020 8905 5593

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Card[iff]**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinbur[gh]**

Form revised July 1998

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PERSONAL APPOINTMENTS
WITH LIMITED COMPANIES

Go Back

Name :	ANTHONY RICHARD NEWSOME
Nationality :	BRITISH
Latest Address :	ASHLEY GLEBE HOUSE ASHLEY KINGS SOMBORNE STOCKBRIDGE HAMPSHIRE
Postcode :	SO20 6RG
Date of Birth:	01/07/1962

Company Appointments : Current : 14 / Resigned : 9 / Dissolved : 4

To view company details, click on the appropriate company number.
Click HERE to exclude Resigned and Dissolved appointments

SECRETARY	Appointed: 07/07/1999
Occupation :	DIRECTOR
Company Number:	03802381
Company Name:	AVENUE-ONE.COM LIMITED Active

SECRETARY	Appointed: 07/12/1999
Occupation :	COMPANY DIRECTOR
Company Number:	03889768
Company Name:	BUY CIRCLE LIMITED Active

SECRETARY	Appointed: 13/11/2000
Occupation :	DIRECTOR
Company Number:	04106778
Company Name:	SIMON DALTON FURNITURE LIMITED Active

DIRECTOR	Appointed: 23/03/1999 Dissolved: 27/11/2001
Occupation :	COMPANY DIRECTOR
Company Number:	03738392
Company Name:	SOMBORNE LIMITED Dissolved

DIRECTOR	Appointed: 02/10/1997

Occupation :	COMPANY DIRECTOR
Company Number:	03443703
Company Name:	STAFF SHOP LIMITED
	Active
DIRECTOR	Appointed: 05/07 1994
Occupation :	COMPANY DIRECTOR
Company Number:	02941804
Company Name:	GOLDSHORE LIMITED
	Active
DIRECTOR	Appointed: 02/08/1994 Dissolved: 21/12/1999
Occupation :	BUSINESSMAN
Company Number:	02951925
Company Name:	COLLECTCOM LIMITED
	Dissolved
DIRECTOR	Appointed: 01/07 1995 Dissolved: 07/03/2000
Occupation :	COMPANY DIRECTOR
Company Number:	02438232
Company Name:	THE COMPETITIVE ADVANTAGE BUSINESS LIMITED
	Dissolved
DIRECTOR	Appointed: 09/10/1997
Occupation :	DIRECTOR
Company Number:	03446915
Company Name:	C@ LIMITED
	Active
DIRECTOR	Appointed: 12/11/1997
Occupation :	COMPANY DIRECTOR
Company Number:	03464875
Company Name:	GLS HOLDINGS LIMITED
	Active
DIRECTOR	Appointed: 07/07/1999
Occupation :	DIRECTOR
Company Number:	03802381
Company Name:	AVENUE-ONE.COM LIMITED
	Active
DIRECTOR	Appointed: 03/08/1999

Occupation :	COMPANY DIRECTOR
Company Number:	03818759
Company Name:	CYBERCALL LIMITED
	Active
DIRECTOR	Appointed: 02/12/1999 Dissolved: 05/02/2002
Occupation :	CO DIRECTOR
Company Number:	03887947
Company Name:	DRAWSTONE LIMITED
	Dissolved
DIRECTOR	Appointed: 20/03/2000
Occupation :	COMPANY DIRECTOR
Company Number:	03951419
Company Name:	REDRO SYSTEMS LIMITED
	Active
DIRECTOR	Appointed: 13/11/2000
Occupation :	DIRECTOR
Company Number:	04106778
Company Name:	SIMON DALTON FURNITURE LIMITED
	Active
DIRECTOR	Appointed: 19/01/2000
Occupation :	DIRECTOR
Company Number:	03905155
Company Name:	ANANBELL LIMITED
	Active
DIRECTOR	Appointed: 02/07/2001
Occupation :	COMPANY DIRECTOR
Company Number:	04244799
Company Name:	WINCHESTER FOOTBALL CLUB LIMITED
	Active
DIRECTOR	Appointed: 14/01/2002
Occupation :	COMPANY DIRECTOR
Company Number:	04352422
Company Name:	WINCHESTER HOME SERVICES LIMITED
	Active
SECRETARY	Appointed: 02/08/1994 Resigned: 20/07/1995

Occupation :	BUSINESSMAN
Company Number:	02951925
Company Name:	COLLECTCOM LIMITED
	Dissolved
SECRETARY	Appointed: 05/07/1994 Resigned: 04/05/2000
Occupation :	COMPANY DIRECTOR
Company Number:	02941804
Company Name:	GOLDSHORE LIMITED
	Active
SECRETARY	Appointed: 10/06 1999 Resigned: 19/12.2000
Occupation :	
Company Number:	03660853
Company Name:	ALYSIUM LIMITED
	Active
DIRECTOR	Appointed: 21/06.1995 Resigned: 13/11/1996
Occupation :	COMPANY DIRECTOR
Company Number:	03072696
Company Name:	CAB CONSULTING LIMITED
	Active
DIRECTOR	Appointed: 14/02 1995 Resigned: 31/03/1997
Occupation :	DIRECTOR
Company Number:	03021292
Company Name:	REDSTONE COMMUNICATIONS LIMITED
	Active
DIRECTOR	Appointed: 11/12/1995 Resigned: 31/03/1997
Occupation :	COMPANY DIRECTOR
Company Number:	03138196
Company Name:	CALLSURE LIMITED
	Active
DIRECTOR	Appointed: 07/12/1995 Resigned: 31/03/1997
Occupation :	COMPANY DIRECTOR
Company Number:	03134542
Company Name:	SURENET LIMITED

Active

DIRECTOR	Appointed: 10/06/1999 Resigned: 19/12/2000
Occupation :	**DIRECTOR**
Company Number:	**03660853**
Company Name:	**ALYSIUM LIMITED** **Active**

DIRECTOR	Appointed: 23/03 2000 Resigned: 10/10/2001
Occupation :	**DIRECTOR**
Company Number:	**03567938**
Company Name:	**CRE8TIV LIMITED** **Active**

This screen does not include appointments with LLP's.

Companies House — for the record 02 JUL -2 AM 12:

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 4393848

Company Name in full GOLDSHORE HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	13	03	2002	†Date of Birth	30	12	1946

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc: FCA

Forename(s): WILLIAM ERIC

Surname: NUTTALL

Previous Forename(s): NONE Previous Surname(s): NONE

Usual residential address: THE LARCHES, KILMESTON RD

Post town: KILMESTON Postcode: SO24 0NJ

County / Region: HANTS Country: U.K.

†Nationality: BRITISH †Business occupation: CHARTERED ACCOUNTANT

†Other directorships (additional space overleaf): SEE LIST ATTACHED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 13/3/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, ~~secretary etc must~~ sign the form below.

Signed [signature] **Date** 13/3/02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) p.p. Temple Secretaries Limited

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

A1 COMPANY SERVICES LIMITED
788-790 FINCHLEY ROAD
LONDON NW11 7TJ
Tel: 020 8458 9637
~~Fax: 020 8905 5593~~

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardi**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinbur**

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PERSONAL APPOINTMENTS
WITH LIMITED COMPANIES

Go Back

Name :	**WILLIAM ERIC NUTTALL , FCA**
Nationality :	**BRITISH**
Latest Address :	**THE LARCHES KILMESTON ROAD** **KILMESTON** **ALRESFORD** **HAMPSHIRE**
Postcode :	**SO24 0NJ**
Date of Birth:	**30/12/1946**

Company Appointments : Current : 13 / Resigned : 14 / Dissolved : 3

To view company details, click on the appropriate company number.
Click HERE to exclude Resigned and Dissolved appointments

SECRETARY	Appointed: 25/01/1999 Dissolved: 14/09/1999
Occupation :	
Company Number:	**03336981**
Company Name:	**PRESTIGE BRANDS LIMITED** **Dissolved**
SECRETARY	Appointed: 23/03/1999 Dissolved: 27/11/2001
Occupation :	**BUSINESS CONSULTANT**
Company Number:	**03738392**
Company Name:	**SOMBORNE LIMITED** **Dissolved**
SECRETARY	Appointed: 21/06/1999
Occupation :	**CHARTERED ACCOUNTANT**
Company Number:	**03792823**
Company Name:	**WEN LIMITED** **Active**
SECRETARY	Appointed: 13/07/1999
Occupation :	
Company Number:	**03806505**
Company Name:	**INTERNATIONAL COMMUNICATION TRAINING LIMITED** **Active**

SECRETARY	Appointed: 14/12/1995
Occupation :	**BUSINESS CONSULTANT**
Company Number:	**03138061**
Company Name:	**WINCHESTER ENTERPRISE NETWORK LIMITED**
	Active
SECRETARY	Appointed: 22/12/1999
Occupation :	**CHARTERED ACCOUNTANT**
Company Number:	**03898340**
Company Name:	**KLICK-ON. COM LIMITED**
	Active
SECRETARY	Appointed: 20/01/2000
Occupation :	**CHARTERED ACCOUNTANT**
Company Number:	**03910613**
Company Name:	**CULTURAL AWARENESS LIMITED**
	Active
SECRETARY	Appointed: 04/02/2000
Occupation :	**BUSINESS CONSULTANT**
Company Number:	**03919426**
Company Name:	**SHOP4VALUE LIMITED**
	Active
DIRECTOR	Appointed: 23/03/1999 Dissolved: 27/11/2001
Occupation :	**BUSINESS CONSULTANT**
Company Number:	**03738392**
Company Name:	**SOMBORNE LIMITED**
	Dissolved
DIRECTOR	Appointed: 21/06/1999
Occupation :	**CHARTERED ACCOUNTANT**
Company Number:	**03792823**
Company Name:	**WEN LIMITED**
	Active
DIRECTOR	Appointed: 13/07/1999
Occupation :	**CHARTERED ACCOUNTANT**
Company Number:	**03806505**
Company Name:	**INTERNATIONAL COMMUNICATION TRAINING LIMITED**
	Active

DIRECTOR — Appointed: 31/10/1995
Occupation : CONSULTANT
Company Number: 03087112
Company Name: FLINT PRODUCTIONS LTD
Active

DIRECTOR — Appointed: 14/12/1995
Occupation : BUSINESS CONSULTANT
Company Number: 03138061
Company Name: WINCHESTER ENTERPRISE NETWORK LIMITED
Active

DIRECTOR — Appointed: 22/12/1999
Occupation : CHARTERED ACCOUNTANT
Company Number: 03898340
Company Name: KLICK-ON. COM LIMITED
Active

DIRECTOR — Appointed: 20/01/2000
Occupation : CHARTERED ACCOUNTANT
Company Number: 03910613
Company Name: CULTURAL AWARENESS LIMITED
Active

DIRECTOR — Appointed: 04/02/2000
Occupation : BUSINESS CONSULTANT
Company Number: 03919426
Company Name: SHOP4VALUE LIMITED
Active

SECRETARY — Appointed: 12/02/1999
Resigned: 19/05/1999
Occupation : CONSULTANT
Company Number: 03695424
Company Name: THE ANTIQUES & FINE ART FUND LIMITED
Dissolved

SECRETARY — Appointed: 26/09/1995
Resigned: 28/04/1997
Occupation :
Company Number: 02709891
Company Name: PNC TELECOM PLC
Active

SECRETARY — Appointed: 01/10/2000
Resigned: 17/09/2001

Occupation :
Company Number: 02664327
Company Name: THE PRESS HOUSE LIMITED
Active

DIRECTOR — Appointed: 12/02/1999
Resigned: 19/05/1999

Occupation : CONSULTANT
Company Number: 03695424
Company Name: THE ANTIQUES & FINE ART FUND LIMITED
Dissolved

DIRECTOR — Appointed: 24/03/1997
Resigned: 31/10/1997

Occupation : CHARTERED ACCOUNTANT
Company Number: 03303564
Company Name: NORTHERN TELECOM SERVICES LIMITED
Dissolved

DIRECTOR — Appointed: pre 22/05/1992
Resigned: 20/01/1993

Occupation : CHARTERED ACCOUNTANT
Company Number: 01499119
Company Name: LINGUARAMA ALTON PLC
Active

DIRECTOR — Appointed: pre 29/04/1992
Resigned: 20/01/1993

Occupation : CHARTERED ACCOUNTANT
Company Number: 01115367
Company Name: LINGUARAMA SERVICES LIMITED
Active

DIRECTOR — Appointed: pre 26/07/1991
Resigned: 20/01/1993

Occupation : CHARTERED ACCOUNTANT
Company Number: 01231901
Company Name: COLON LANGUAGE SCHOOLS INTERNATIONAL LIMITED
Active

DIRECTOR — Appointed: pre 29/04/1992
Resigned: 20/01/1993

Occupation :	BPP HOLDINGS PLC
Company Number:	01260313
Company Name:	LINGUARAMA PUBLICATIONS LIMITED Active
DIRECTOR	Appointed: pre 22/05/1992 Resigned: 20/01/1993
Occupation :	DIRECTOR
Company Number:	00846378
Company Name:	LINGUARAMA LIMITED Active
DIRECTOR	Appointed: pre 29/05/1991 Resigned: 20/01/1993
Occupation :	ACCOUNTANT
Company Number:	01245304
Company Name:	BPP HOLDINGS PLC Active
DIRECTOR	Appointed: 27/01/1994 Resigned: 05/01/1995
Occupation :	CHARTERED ACCOUNTANT
Company Number:	02516912
Company Name:	STRALIS LIMITED Dissolved
DIRECTOR	Appointed: 26/09/1995 Resigned: 17/11/1997
Occupation :	CONSULTANT
Company Number:	02709891
Company Name:	PNC TELECOM PLC Active
DIRECTOR	Appointed: 19/11/2001 Resigned: 28/11/2001
Occupation :	CONSULTANT
Company Number:	04306271
Company Name:	CLEARTONE HOLDINGS PLC Active

This screen does not include appointments with LLP's.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHFP000

02 JUL -2 AM 12:52

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	4393848
Company Name in full	GOLDSHORE HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	21	03	2002	†Date of Birth	28	04	1943

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title	MR.	*Honours etc	
Forename(s)	ANDREW ALEXANDER		
Surname	NEWINGTON- BRIDGES		
Previous Forename(s)	NONE	Previous Surname(s)	NONE
Usual residential address	WEST KELLA, ~~[illegible]~~ KELLA ROAD		
Post town	SULBY.	Postcode	IM7 2HG.
County / Region	ISLE OF MAN.	Country	
†Nationality	BRITISH	†Business occupation	DIRECTOR.
†Other directorships (additional space overleaf)	HYDRANGEA LTD.		

I consent to act as ** director / ~~secretary of~~ the above named company

Consent signature [signature] **Date** 21. 03. 02.

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21. 03. 02.

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

ATLANTIC LAW
ONE GREAT CUMBERLAND PLACE, LONDON
W1H 7AL Tel 0207 616 2888

DX ~~number~~ DX ~~exchange~~

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4393848

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

02 JUL -2 AM 12:52

288a

Please complete in typescript, or in bold black capitals.
CHFP000

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4393848

Company Name in full GOLDSHORE HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	13	03	2002	†Date of Birth	27	09	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR. *Honours etc:

Forename(s): DIRMUID BRIAN

Surname: JENNINGS

Previous Forename(s): Previous Surname(s):

Usual residential address ASH TREE GATE, CHINNOR ROAD, BLEDLOW RIDGE

Post town: HIGH WYCOMBE Postcode: HP14 4AW

County / Region: BUCKS Country: UK

†Nationality: BRITISH †Business occupation:

†Other directorships (additional space overleaf)

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 13/3/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13/3/02

(**~~a director / secretary / administrator~~ / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

p.p. Temple Secretaries Limited
A1 COMPANY SERVICES LIMITED
788-790 FINCHLEY ROAD
LONDON NW11 7TJ
Tel: 020 8458 9637
Fax: 020 8905 5593

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Card**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinbu**

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4393848

Company Name in full GOLDSHORE HOLDINGS PLC

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: Island Hall Cottage, 17 Post Street

Post town: Godmanchester

County / Region: Cambridgeshire

Postcode: PE29 2BA

Signed [signature] **Date** 12/6/02

† ~~a director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr D JENNINGS

Tel 0870 756 8000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

02 JUL -2 AM 10:52

225

Please complete in typescript, or in bold black capitals
CHWP000

Change of accounting reference date

Company Number	4393848
Company Name in Full	GOLDSHORE HOLDINGS PLC

	Day	Month	Year
The accounting reference period ending	31	03	2003
is ~~shortened~~/~~extended~~† so as to end on (shortened stet)	31	12	2002

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 23 April 2002.

† a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver and manager~~ / receiver (Scotland) / person authorised on behalf of an oversea company

† Please delete as appropriate

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query

ATLANTIC LAW
ONE GREAT CUMBERLAND PLACE
LONDON W1H 7AL Tel 0207 6162888
DX number — DX exchange —

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Fon

CERTIFICATE THAT A PUBLIC COMPANY

IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 4393848

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

GOLDSHORE HOLDINGS PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 26th April 2002

For The Registrar Of Companies

COMPANIES HOUSE

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHFP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4393848

Name of company

* insert full name of company

* GOLDSHORE HOLDINGS PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 22 April 2002 the nominal capital of the company has been increased by £ 4,987,006 beyond the registered capital of £ 5,000,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

1. ALL DEFERRED SHARES SHALL CARRY NO RIGHT TO DIVIDENDS
2. ON A RETURN OF ASSETS ON LIQUIDATION OR OTHERWISE, THE SURPLUS ASSETS OF THE COMPANY REMAINING AFTER PAYMENT OF ITS LIABILITIES SHALL BE APPLIED TO HOLDERS OF DEFERRED SHARES PARI PASSU WITH THE HOLDERS OF ALL OTHER SHARES ISSUED BY THE COMPANY PRO RATA TO THE NOMINAL AMOUNT PAID THEREON
3. THE REGISTERED HOLDERS OF DEFERRED SHARES SHALL NOT HAVE THE RIGHT TO RECEIVE NOTICE OF OR TO ATTEND, SPEAK OR VOTE AT ANY GENERAL MEETINGS OF THE COMPANY.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director. Date 22 April 2002

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section | Post room

Company Number: 4393848

GOLDSHORE HOLDINGS PLC

At an Extraordinary General Meeting of the Company [redacted] held at One Great Cumberland Place London W1H 7AL on 22nd day of April 2002 the following resolutions were duly passed which were be proposed as Ordinary and as Special Resolutions

ORDINARY RESOLUTION

To increase the authorised share capital from £5,000,000 to £9,987,006

To create a new class of Deferred Shares details of which are annexed to this Notice as Schedule 1

SPECIAL RESOLUTION

That the Memorandum and Articles of Association of the Company be and are hereby altered by the deletion of all existing regulations and their replacement by the Memorandum and Articles of Association initialled by the Chairman for identification.

Sign: Designation: Director Date: 22 April 2002

Schedule One

The Company resolves to create a class of Deferred Shares which shall have the rights set out below. The authorised number of Deferred Shares shall be 4,997,000 of 99.8p each.

The rights attaching to the Deferred Shares shall be as follows:

(i) As regards income

All Deferred Shares shall carry no right to dividends.

(ii) As regards capital

On return of assets on liquidation or otherwise, the surplus assets of the Company remaining after payment of its liabilities shall be applied to holders of Deferred Shares pari passu with the holders of all other shares issued by the Company pro rata to the nominal amount paid up thereon.

(iii) As regards voting

The registered holders of Deferred Shares shall not have the right to receive notice of or to attend, speak or vote at any General Meetings of the Company.

COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

GOLDSHORE HOLDINGS PLC

1 The Company's name is "Goldshore Holdings Plc".

2 The Company is to be a public company.

3 The Company's registered office is to be situated in England and Wales.

4 The Company's objects are:

(a) (i) To carry out all or any of the businesses of general merchants and trades, cash and credit traders, manufacturers' agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchase and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in all products, goods, wares, merchandise and product of every description, to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises ; to carry on all or any of the businesses of marketing and business consultants, advertising agents and contractors, general storekeepers, warehousemen, discount traders, mail order specialists, railway, shipping and forwarding agents, shippers, traders, capitalists and financiers either on the Company's own account or otherwise, printers and publishers: haulage and transport contractors, garage proprietors, operators, hirers and letter on hire of, and dealers in motor and other vehicles, craft, plant, machinery, tools and equipment of all kinds: and to purchase or otherwise acquire and take over any businesses or undertakings which may be deemed expedient, or to become interested in, and to carry on or dispose of, remove or put an end to the same or otherwise deal with any such businesses or undertakings as may be thought desirable.

(ii) To carry on the business of an investment company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, debenture stock, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights and interests in property as the Company shall deem fit and generally to hold, manage, develop, lease, sell or dispose of the same and to vary any of the investments of the Company, to act as trustees of any deeds constituting or securing any debentures, debenture stock or other securities or obligations.

(b) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

(c) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of the property.

(d) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention,

licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(e) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(f) To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, option, rights and privileges in respect of, or otherwise deal with all or otherwise deal with all or any part of the property and rights of the Company.

(g) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(h) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary or, or any other company associated in any way with the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

(i) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(j) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(k) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(l) To enter into any arrangements with any government or authority (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

(m) To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of,

place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

(n) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(o) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(p) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

(q) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(r) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in fill or in part or otherwise as may be thought expedient.

(s) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

(t) To support and subscribe to any charitable or public object and to support and subscribe to any institution society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons: to make payments towards insurance and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(u) If and only to the extent permitted by the Act. to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(v) To distribute among the Members of the Company in kind any property of the Company of

whatever nature.

(w) To procure the Company to be registered or recognised in any part of the world.

(x) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(y) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

AND so that :-

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

5. The liability of the Members is limited.

6. The share capital of the Company is £9,987,006 divided into 50,000,000 Ordinary Shares of 10p each and 4,997,000 Deferred Shares of 99.8p each.

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

GOLDSHORE HOLDINGS PLC

PRELIMINARY

1. Table A not to apply

The regulations in Table A in the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2. Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:-

"the Act"	-	the Companies Act 1985;
"these Articles"	-	these Articles of Association as from time to time altered;
"the Auditors"	-	the Auditors for the time being of the Company;
"the Company"	-	Goldshore Holdings Plc;
"the Directors"	-	the Directors for the time being of the Company;
"The London Stock Exchange"	-	The London Stock Exchange Limited;
"month"	-	calendar month;
"paid"	-	paid or credited as paid;
"Register"	-	the register of members of the Company;
"Registered Office"	-	the registered office of the Company for the time being;
"Registrar's Office"	-	the registrar's office of the Company for the time being;
"Seal"	-	the Common Seal of the Company;
"Securities Seal"	-	an official seal kept by the Company by virtue of Section 40 of the Act;

"the Statutes"	-	the Act and every other statute for the time being in force concerning companies and affecting the Company;
"the United Kingdom"	-	Great Britain and Northern Ireland;
"in writing"-		written or produced by any substitute for writing or partly one and partly another;
"year"	-	calendar year;

The expressions "debenture" and "debenture holder" shall respectively include "debenture stock" and "debenture stockholder".

The expressions "recognised clearing house" and "recognised investment exchange" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services Act 1986.

The expression "Secretary" shall include any person appointed by the Directors to perform any duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

The expression "shareholders' meeting" shall include both a General Meeting and a meeting of the holders of any class of shares of the Company.

All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

Subject as aforesaid any words or expressions defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

A Special or Extraordinary resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

The headings are inserted for convenience only and shall not affect the construction of these Articles.

SHARE CAPITAL

3. The share capital of the Company is £9,987,006 divided into 50,000,000 Ordinary Shares of 10p each and 4,997,000 Deferred Shares of 99.8p each. Subject to the provisions of the Statutes, the shares in the issued capital for the time being of the Company shall be unnumbered.

4. Subject to the provisions of the Statutes the Directors may without further or other authority than the present Article issue any of the unissued ordinary shares in the present capital and also any new shares created on any increase of capital either as Deferred

Shares, Preference Shares or as Ordinary Shares.

ALTERATION OF SHARE CAPITAL

5. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued (which special rights may be varied or abrogated only in the manner provided by the next following Article), any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and, subject to the provisions of the Statutes, the Company may issue shares which are, or at the option of the Company or the holder are liable, to be redeemed.

VARIATION OF RIGHTS

6. a) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated, subject to the provisions of the Statutes, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up.

b) To every such separate general meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons holding or representing by proxy issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present 'in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

c) The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if the shares concerned and the remaining shares of such class formed separate classes.

7. The special rights attached to any class of shares having preferential rights shall not, unless otherwise expressly provided by the terms of issue thereof, be deemed to be varied by:-

(a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto, or:

(b) the purchase by the Company of any of its own shares.

8. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

9. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

10. a) The Company may by Ordinary Resolution:-

(i) consolidate and divide all or any of its shares into shares of larger amount than its existing shares;

(ii) cancel any shares which at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

b) Upon any consolidation of fully paid shares into shares of larger amount the Directors may settle any difficulty which may arise with regard thereto and in particular may as between the holders of shares so consolidated determine which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one joint holder (or joint holders) being consolidated with shares registered in the name of another holder (or joint holders) may make such arrangements for the allocation, acceptance or sale of the consolidated share and for the distribution of any monies received in respect thereof as may be thought fit and for the purpose of giving effect thereto may appoint some person to transfer the consolidated share or any fractions thereof to the appropriate person and to receive the purchase price thereof and any transfer executed in pursuance thereof shall be effective and after such transfer has been registered no person shall be entitled to question its validity.

c) Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares convertible into equity share capital of the Company then no purchase of its own shares shall be made unless it has first been sanctioned by an Extraordinary Resolution passed at a separate meeting of the holders of such convertible shares.

11. The Company may by Special Resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way, subject to the provisions of the Statutes.

SHARES

12. All unissued shares in the Company shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper, subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto.

(b) i) The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

ii) During the period ending on a date not later than eighteen months following the date of the adoption of these Articles, and during any other

period (not exceeding fifteen months on any occasion) for which this power may be renewed by Special Resolution, the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:-

a) in connection with a rights issue; and

b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Act did not apply to any such allotment.

iii) By such authority and power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

iv) For the purposes of this Article -

1) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of Ordinary Shares on the Register on a fixed record date in proportion to their respective holdings of such shares or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in, any territory);

2) "prescribed period" means in the first instance the period expiring five years after the date of incorporation of the Company and shall thereafter mean any period (not exceeding five years on any occasion) for which the authority conferred by subparagraph b)ii) above is renewed or extended by Resolution of the Company in General Meeting stating the Section 80 Amount for such period;

3) "the Section 80 Amount" shall for the first prescribed period be £500,000 and for any other prescribed period shall be that stated in the relevant Resolution or, in either case, any increased amount fixed by Resolution of the Company in General Meeting;

4) "the Section 89 Amount" shall for the first period referred to in sub-paragraph b)ii) above be all of the unissued Ordinary Share Capital and for any other period for which the power referred to therein is renewed by Special Resolution shall be that stated in the relevant Special Resolution; and

5) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

13. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The rate per cent. or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Statutes, and such commission shall not exceed ten percent of the price at which the shares in respect of which commission is paid are issued. The Company may also on any issue of shares pay such brokerage as may be lawful.

14. The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

15 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

SHARE CERTIFICATES

16 Every share certificate shall be issued under the Seal (or under a Securities Seal or, in the case of shares on a branch register, an official seal for use in the relevant territory) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange.

17 In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to the first named holder shall be sufficient delivery to all.

18 Any person whose name is entered in the Register shall (subject to Article 17) upon the issue or transfer to him of shares be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within fourteen days after lodgement of the transfer or (in the case of transfer of partly-paid shares) within two months after lodgement of the transfer.

19 Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

20 a) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

b) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

c) If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued without charge to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

d) In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

CALLS ON SHARES

21 The Directors may from time to time make calls upon the members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

22 Each member shall pay to the Company at the time or times and place so specified the amount called on his shares, subject to receiving at least fourteen days' notice specifying the time or times and place of payment. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

23 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding fifteen per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

24. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

25 The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and times of payment.

26 The Directors may if they think fit receive from any member willing to advance the same all or any part of the monies (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would be for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

FORFEITURE AND LIEN

27 a) If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued thereon and any expenses incurred by the Company by reason of such non-payment.

b) The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

28 If the requirements of any such notice as aforesaid are not complied with, any share in

respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments of calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to forfeited hereunder.

29 A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

30 A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares (and shall surrender to the Company for cancellation the certificate for such shares) but shall, notwithstanding the forfeiture or surrender, remain liable to pay to the Company all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at fifteen per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment and/or such interest in whole or in part.

31 The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share and the Company shall also have a first and paramount lien and charge on all shares (other than fully-paid shares) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member and whether the period for the payment or discharge of the same shall have actually arrived or not and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends payable thereon. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

32. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

33. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and, subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

34. A statutory declaration in writing that the declarant is a Director or the Secretary and that a

share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall constitute a good title to the share (subject to the execution of a transfer if the same be required) and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

DEMATERIALISED SHARES

35 Notwithstanding any other provision of these Articles any member may hold and transfer shares by means of a "relevant system" as defined in the Uncertificated Securities Regulation 1995 and such Articles that are inconsistent with the holding or transfer of shares by means of a relevant system shall not apply thereto.

TRANSFER OF SHARES

36 a) All transfers of uncertificated shares may be made in accordance with and be subject to the Uncertificated Securities Regulations 1995 and the facilities and requirement of the relevant system and paperless transfer.

b) All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

37 The registration of transfers may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares.

38 a) The Directors may decline to recognise any instrument of transfer unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Registrar's Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

b) The Directors may (in their absolute discretion and without assigning any reason therefor) refuse to register any transfer of shares (not being fully-paid shares). The Directors may also refuse register any allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly. If the Directors refuse to register any allotment or transfer, they shall within two months after the date on which the letter of allotment or transfer, was lodged with the Company send to the allottee or transferee notice of the refusal.

39 The Directors shall be the final arbiters in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

40 The Company in respect of the registration of any instrument of transfer or other document

relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

41 The Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, subject to and to the extent permitted by the Statutes, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

DESTRUCTION OF DOCUMENTS

42. The Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis on which registration was made at any time after the expiration of six years from the date or registration thereof and dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that –

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herewith contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of the Article;

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

43 In case of the death of a shareholder, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

44 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, either be registered himself as holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer executed by the member registered as the holder of any such share.

45 A person becoming entitled to a share in consequence of the death or bankruptcy of a

member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall, save as otherwise provided by or in accordance with these Articles, be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

UNTRACED SHAREHOLDERS

46 (a) The Company shall be entitled to sell (at the best price reasonably obtainable at the time of sale) the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (ii) below (or, if published on different dates, the first thereof) no communication has been received by the Company from the member or the person entitled by transmission and no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the member or to the person entitled by transmission to the shares at his address on the Register or the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and at least three dividends in respect of the shares have become payable and no dividend in respect of those shares has been claimed; and

(ii) the Company shall on expiry of such period of twelve years have inserted advertisements in both a leading national daily newspaper and in a newspaper circulating in the area in which the address referred to in paragraph (i) above is located giving notice of its intention to sell the said shares; and

(iii) during such period of twelve years and the period of three months following the publication of such advertisements, the Company shall have received no communication from such member or person.

(b) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

STOCK

47 The Company may from time to the by Ordinary Resolution convert any paid-up shares

into stock or re-convert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall ipso facto be converted into stock transferable in the same units as the existing stock of that class.

48 The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.

49 The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

GENERAL MEETINGS

50 The Company's first Annual General Meeting shall be held within eighteen months of the date of incorporation of the Company and thereafter once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

51 The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, promptly proceed to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETING

52 (a) An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or a resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least and any other Extraordinary General Meeting by fourteen days' notice in writing at the least (save as provided by the Statutes). The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to the Auditors, all the Directors and all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company.

(b) Notwithstanding that a General Meeting has been called by a shorter notice than that specified above, such General Meeting shall be deemed to have been duly called if it is so agreed:

(i) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(ii) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

Provided that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting.

53 (a) Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

(b) The notice shall specify the general nature of the business to be transacted at the meeting and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

(c) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

PROCEEDINGS AT GENERAL MEETING

54. (a) No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

(b) If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present the meeting, if convened on the requisition of members, shall be dissolved,. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and such time and place as the Directors may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the members present (if more than one) in person or by proxy shall be a quorum

55. The Chairman of the Directors, failing whom a Deputy Chairman, shall preside as chairman at a General Meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither is present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director is present or if all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number) to be chairman of the meeting.

56. The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might awfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for thirty days or more or sine die, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

57. It shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, save as herefinafter expressly provided.

58 If an amendment shall be proposed to any resolution under consideration, but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a

resolution duly proposed as a Special or Extraordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

POLLS

59 (a) At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-

(i) the chairman of the meeting; or

(ii) not less than three members present in person or by proxy and entitled to vote; or

(iii) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(iv) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right.

(b) A demand for a poll may, before the poll is taken, be withdrawn by those demanding it. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

60. A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

61. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

62. A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman may direct. Notice does not need be given of a poll not taken immediately.

63. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

64. Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative not being himself a member entitled to vote shall have one vote and on a poll every member shall have one vote in respect of each Ordinary Share of 10p in the share capital of the Company of which he is the holder.

65. In the case of joint holders of a share the vote of the first-named holder in the Register who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

66. in the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

67. Where in England or elsewhere a guardian, receiver or other person (by whatever name called) has been appointed by any court having jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

68. No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

69 (a) If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:-

(i) the shares comprising the shareholding account in the Register which comprised or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares", which expression shall include any further shares which are issued in respect of such shares); and

(ii) any other shares held by the member.

the members shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred other than pursuant to an approved transfer or pursuant to paragraph (b)(ii) below be entitled to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

(b) Where the default shares represent at least 0.25 per cent of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "direction notice") to such member direct that:-

(i) any dividend or part thereof or other money which would otherwise be payable In respect of the default shares shall be retained by the Company without any liability to pay interest thereon and when such money is finally paid to the member, and/or

(ii) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer (as defined below) or:-

(1) the member is not himself in default as regards supplying the information required; and

(2) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

Upon the giving of a direction notice its terms shall apply accordingly.

(c) The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

(d) (i) Any direction notice shall (save as herein provided) have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member).

(ii) Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with paragraph (b)(ii) above.

(e) For the purposes of this Article:-

(i) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 212 and either (a) the member has named such person as being so interested or (b) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(ii) the prescribed period is twenty-eight days from the date of service of the notice under the said Section 212 except that if the shares in respect of which the said notice is given represent at least 0.25 per cent of the issued shares of that class at the time of the giving of the relevant notice under the said Section 212, the prescribed period is fourteen days from such date, and

(iii) a transfer of shares is an approved transfer if:-

(1) it is a transfer of shares pursuant to an offer or by way or in pursuance of acceptance of a take-over offer for a company (as defined in the Criminal Justice Act 1993) or:

(2) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through the London Stock Exchange or other regulated market or any other regulated market outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member

or any person appearing to be interested in such shares.

(f) The provisions of this Article are in addition and without prejudice to the provisions of the Act.

70 (a) No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered or (in the case of a poll) on or within twenty-four hours of the declaration of the result of the poll and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

(b) Unless a poll is taken, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

PROXIES

71. A proxy need not be a member of the Company.

72. An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and –

(a) in the case of an individual, shall be signed by the appointor or his attorney, and

(b) in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. The signature on such instrument need not be witnessed. The Directors may, but shall not be bound to, require evidence of the authority of such attorney or officer. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

73. An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Registered Office) not less that forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

74. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

75. A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of the proxy or of

the authority under which the appointment was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Registrar's Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

CORPORATIONS ACTING BY REPRESENTATIVES

76. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

77. Subject as hereinafter provided the Directors shall not be less than two. The Company may by Ordinary Resolution from time to time determine the number of Directors.

78. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meetings.

79. A Director may be party to or in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed by him) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

80. The ordinary remuneration (excluding any special remuneration payable under Articles 81 and 82) of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £200,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. The Directors remuneration shall be deemed to accrue from day to day.

81. Any Director who holds any executive office or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

82. The Directors may repay to any Director all such reasonable expenses as he may properly incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

83. The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person on respect on any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

84 (a) The Directors may from time to time appoint one or more of their number to the office of Chief Executive or Deputy Chief Executive or any other executive office (Including where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may determine subject to the provisions of the Statutes and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

(b) The appointment of any Director to the office of Chairman or Deputy Chairman, Chief Executive or Deputy Chief Executive or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(c) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

85. The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

86. Any provision of the Statutes which would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not, subject to the provisions of these Articles, apply to the Company.

87. (a) At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

(b) The Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

(c) The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing

thereto the retiring Director or some other person eligible for election. In default the retiring Director shall be deemed to have been re-elected in any of the following cases:

(i) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(ii) where such Director has given notice in writing to the Company that he is unwilling to be re-elected.

(iii) where the default is due to the moving of a resolution in contravention of the next following Article;

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

88. A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting (unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being cast against it) and any resolution moved in contravention of this provision shall be void.

89. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any General Meeting unless not less than seven nor more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Registered Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

90. The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office until the next Annual General Meeting and shall then be eligible for election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

91. The office of a Director shall be vacated in any of the following events, namely:-

(a) if he shall become prohibited by law from acting as a Director,

(b) if he shall resign by writing under his hand left at the Registered Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act.

(d) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder

for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs.

(c) if he shall be removed from office by notice in writing served upon him signed by all his Co-Directors, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

92. The Company may by Ordinary Resolution of which special notice has been given in accordance with and subject to the provisions of the Statutes remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office and any person so elected shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled by the Directors as a casual vacancy.

MEETINGS AND PROCEEDINGS OF DIRECTORS

93. (a) The Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit, subject to the provisions of these Articles. At any time any Director may, and the Secretary at the request of a Director shall, summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

(b) All or any of the Directors may participate in a meeting of the Board of Directors, or any committee of the Directors, by means of a conference telephone or any communications equipment which allows all persons participating and who would be entitled to attend a meeting of the Board, or any committee of the Directors, and to vote and count in the quorum thereat, shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place:

(i) where the largest group of those so participating is assembled; or

(ii) if there is no such group where the person or persons participating in the meeting and carrying the largest number of voting rights exercisable at that meeting is or are present; or

(iii) if no such person is, or persons are, present, where the Chairman of the meeting is present; and the word "meeting" shall be construed accordingly.

94. The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

95. A Director who is any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Statutes.

96. Questions arising at any meeting of the Directors, shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

97. (a) Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which (together with any interest of any person connected with him) is a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

(b) Subject to the provisions of the Statutes, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or is to be entitled to participate as a holder of securities or he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of Section 346 of the Act) is not beneficially interested in one per cent or more of the issued shares of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(v) any proposal concerning the adoption, modification or operation of a superannuation fund, retirement, death or disability benefits scheme or employees' share scheme under which he may benefit and which has either

(1) been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes or

(2) relates both to employees and Directors of the Company (or any of its subsidiary undertakings) and does not accord to him any privilege or benefit not accorded to the employees to whom such scheme or fund relates;

(vi) any proposal concerning the giving to him of any indemnity pursuant to the provisions of Article 147(a) or concerning any insurance which the Company is empowered to purchase and/or maintain for or for the benefit

of any Directors or for persons who include Directors provided that for the purposes of this sub-paragraph insurance shall mean only insurance against liability incurred by a Director in respect of any act or omission by him referred to in Article 147(b) or any other insurance which the Company is empowered to purchase and/or maintain for or for the benefit of any groups of persons consisting of or including Directors.

(c) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under paragraph (b)(iv) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(d) If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed.

(e) The Company may by Ordinary Resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

98. The continuing Directors may act notwithstanding any vacancies, but (if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles) the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there are no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

99. (a) The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

(b) If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

100. The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such president may be either honorary or paid such remuneration as the Directors in their discretion shall think fit and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

101. A resolution in writing signed by all the Directors for the time being in the United Kingdom and entitled to vote thereon shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors.

COMMITTEES OF THE DIRECTORS

102. (a) The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees consisting of one or more Directors and (if thought fit) one or more other named persons or persons to be co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee but so that;

(i) the number of members who are not Directors shall be less than one half of the total number of members of the committee; and,

(ii) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are Directors.

(b) Any such committee may sub-delegate any or all of its delegated powers or discretions to a sub-committee and such sub-committee may in turn delegate any or all of their powers or discretions so delegated to it in accordance with this Article.

103 The meetings and proceedings of any such committee consisting of two or more persons shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

104 All acts done by any meeting of Directors, or of any committee of the Directors, or by any person acting as a Director or as a member of any such committee, shall (as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote) be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

POWERS OF DIRECTORS

105 The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

106 The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may

authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

107 The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

108 The Directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident or superannuation schemes or funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to or to the personal representatives of, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding any salaried employment or office in the Company or such other company as aforesaid and their wives, widows and families and any other persons in respect of them, and also establish and subsidise or subscribe to any Institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such persons as aforesaid, and make payments for or towards the insurance of such persons as aforesaid, and subscribe or guarantee money for any charitable or benevolent objects or for any exhibition, or for any public. general or useful object, and do any of the matters aforesaid, either alone, or in conjunction with any such other company as aforesaid. Subject always, if the Statutes shall so require, to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company, any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

109 All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

ALTERNATE DIRECTORS

110. (a) Any Director may at any time by writing under his hand and deposited at the Registered Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

(b) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

(c) An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member.

(d) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

BORROWING POWERS

111 The Directors may exercise all the powers of the Company to borrow money and accordingly may borrow or raise any sum or sums of money upon such terms as to interest or otherwise as they may deem fit and for the purpose of securing the same and interest, or for any other purpose, create, issue, make and give respectively, any perpetual or redeemable debentures or debenture stock, or any mortgage or charge on the undertaking or the whole or any part of the property, present or future, of uncalled capital of the Company, and any debentures, debenture stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

SECRETARY

112. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may from time to time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Deputy and/or Assistant Secretaries.

THE SEAL

113. (a) The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(b) Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

(c) Any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(d) The Securities Seal shall be used only for scaling securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

(e) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

AUTHENTICATION OF DOCUMENTS

114. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Registered Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

115 The Company may by Ordinary Resolution declare dividends but no such dividend shall be paid except out of the profits available for distribution under the provisions of the Statutes and shall not exceed the amount recommended by the Directors.

116 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall, as regards any shares not fully paid throughout the period in respect of which the dividend is paid, be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

117 If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

118 If the Company shall issue shares at a premium, whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called "Share Premium Account" and any amount for the time being standing to the credit of such Account shall not be applied in the payment of dividends.

119 No dividend or other monies payable on or in respect of a share shall bear interest as against the Company.

120 The Directors may deduct from any dividend or other monies payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

121 (a) The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the monies payable to the Company in respect of that share.

(b) The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

122 The payment by the Directors of any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

123 The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a Deed) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

124 The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

125 (a) Any dividend or other monies payable in cash on or in respect of a share may be paid by cheque or warrant sent by post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder or otherwise by operation of law, to any one of such persons) or to such person and such address as such member or person or persons may by writing direct. Every such cheque or wan-ant shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

(b) Any dividend or other monies payable on or in respect of a share may be paid in such currency as the Directors may determine, subject to the provisions of these Articles and to the rights attaching to any shares.

(c) The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at

least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares subject to the provisions of these Articles, if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

126 If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other monies payable or property distributable on or in respect of the share.

127 Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

RESERVES

128 The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

129 Where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company, subject to the provisions of the Statutes. If any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof, subject as aforesaid.

CAPITALISATION OF PROFITS AND RESERVES

130 (a) The Company may upon the recommendation of the Directors and subject as hereinafter provided by Ordinary Resolution resolve to capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account and Capital Redemption Reserve Fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend, and authorise and direct the directors to appropriate the sum resolved to be capitalised to the holders of the Ordinary Shares pari passu and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by them respectively or in paying up in full unissued shares of the Company of a nominal amount equal to such sum, such shares to be allotted and distributed credited as fully paid up to and amongst them rateably in proportion to the capital paid up on the Ordinary Shares held by them respectively or partly in one way and partly in the other.

Where any Ordinary Shares are for the time being held pursuant to any share incentive scheme of the Company on terms that additional shares issued in respect thereof by way of capitalisation shall be subject to any restrictions the shares so issued hereunder shall be restricted accordingly.

(b) Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the sum resolved to be capitalised thereby and all allotments and issues of fully paid shares and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise or by the allotment of shares representing fractions upon trust to sell the same and to distribute the net proceeds of sale in accordance with fractional entitlements or otherwise howsoever as they think fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all the members entitled thereto into an agreement with the Company providing for the allotment credited as fully paid up of any shares to be issued upon such capitalisation and any agreement made under such authority shall be effective and binding on all concerned.

(c) With the prior approval of an Ordinary Resolution of the Company passed at any general meeting the Directors may, in respect of any dividend proposed to be paid or declared at that general meeting or at any time prior to or at the fifth Annual General Meeting of the Company occurring thereafter offer ordinary shareholders the right to elect to receive in lieu of such dividend (or part thereto an allotment of additional Ordinary Shares credited as fully paid. In any such case the following provisions shall apply:-

(i) the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the additional Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount;

(ii) no fraction of any share shall be allotted. The Directors may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such shareholder of fully paid Ordinary Shares and/or under which fractional entitlements and/or accruals or retentions are paid as cash dividends;

(iii) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the ordinary shareholders of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective; the Directors may also issue forms under which shareholders may elect to receive Ordinary Shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined);

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised ("the elected

Ordinary Shares"), and in lieu thereof additional shares (but not any election of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any Share Premium Account or Capital Redemption Reserve Fund) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis;

(v) the additional Ordinary Shares so allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue save only as regard participation in the relevant dividend;

(vi) the provisions of paragraphs (a) and (b) of this Article 130 shall apply (mutatis mutandis) to any capitalisation made pursuant to this Article 130 (c);

(vii) the Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination; and

(viii) in relation to any particular proposed dividend the Directors may in their absolute discretion withdraw the offer previously made to ordinary shareholders to elect to receive additional Ordinary Shares in lieu of the cash dividend (or part thereof) at any time prior to the allotment of the additional Ordinary Shares.

MINUTES AND BOOKS

131 The Directors shall cause minutes to be made in books to be provided for the purpose:-

(a) Of all appointments of officers made by the Directors.

(b) Of the names of the Directors present at each meeting of Directors and of any committee of Directors.

(c) Of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors or committees of Directors.

132 The Directors shall duly comply with the provisions of the Statutes in regard to the registration of charges, the keeping of copies of Directors' service contracts or memoranda thereof and the keeping of a Register of Directors and Secretaries, a Register of Members, a Register of Mortgages and Charges, a Register of Directors' Share and Debenture Holdings and a Register of persons with substantial interests in the share capital of the Company carrying unrestricted voting rights and to the production availability for inspection and furnishing of copies of or extracts from such documents and Registers.

133 Any register, index, minute book, book of account or other book required by these Articles or the Statutes to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding

against falsification and for facilitating its discovery.

ACCOUNTS

134 Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Registered Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

135 The Directors shall from time to time in accordance with the provisions of the Statutes cause to be prepared and to be laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary.

136 A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Registered Office. Whenever a quotation on The London Stock Exchange and/or any other Stock Exchange in the United Kingdom, for all or any of the shares or debentures of the Company, shall for the time being be in force there shall be forwarded to the Secretary of the Quotations Department, The London Stock Exchange, and/or the appropriate officer of any other such Stock Exchange, such numbers of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

137 All acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, and subject to the provisions of the Statutes, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

138 The Auditors shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns them as Auditors.

NOTICES

139 (a) Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it by post in a prepaid cover addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid. In the case of a member registered on a branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

(b) Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second-class mail is employed, forty-eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(c) The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

140 Any notice given to the first-named in the Register of any joint holder of a share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices shall be disregarded.

141 A person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

142 A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive notices from the Company.

143 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a shareholders' meeting by notices sent through the post, such meeting may be convened by a notice advertised on the same date in at least two national daily newspapers with appropriate circulation and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

144 Nothing in any of the preceding five Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

WINDING UP

145 The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

146 If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of an Extraordinary Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division

shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

147 (a) Every Director, Auditor, Secretary or other officer of the Company shall, subject to the provisions of and so far as may be consistent with the Statutes, be indemnified by the Company out of its own funds against and/or exempted by the Company from all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(b) Without prejudice to paragraph (a) of this Article, the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of any Relevant Company (as defined in paragraph (c) of this Article) or who are of were at any time trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme.

(c) For the purpose of paragraph (b) of this Article "Relevant Company" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

02 JUL -2 AM 12:52

Company Number 4393848

Company name in full GOLDSHORE HOLDINGS PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 23 Month 04 Year 2002	Day 23 Month 04 Year 2002

Class of shares *(ordinary or preference etc)*	ORDINARY	DEFERRED	
Number allotted	12,399,998	2,586,933	
Nominal value of each share	10p.	99.8p	
Amount (if any) paid or due on each share *(including any share premium)*	10p	99.8p.	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%	100%	

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Share for share exchange in GOLDSHORE LIMITED.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised January 2000

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name

Address

UK Postcode

Class of shares allotted	Number allotted

Name

Address

UK Postcode

Class of shares allotted	Number allotted

Name

Address

UK Postcode

Class of shares allotted	Number allotted

Name

Address

UK Postcode

Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 6

Signed [signature] Date 23 April 2002

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / receiver manager / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ATLANTIC LAW
ONE GREAT CUMBERLAND PLACE,
LONDON W1H 7AL Tel 0207 616 2888
DX number — DX exchange —

GOLDSHORE HOLDINGS PLC	**Share Allocations**	
Name of Shareholder	**Ordinary 10p**	**Deferred 99.8p**
Company Secretary ACA (UK) Limited The Old Brewery Lodway Business Centre Bristol BS20 0DQ	30,000	20,000
Mr Marcus Alder 27 Stanton Square Hampton Peterborough Cambridgeshire PE7 8BB	17,736	
Atlantic Law One Great Cumberland Place London W1H 7AL	302,400	
Mr John Bernard Barradell Flat 38 Servite House Rectory Road Beckenham Kent BR3 1HZ	330,988	
Mr David Clark The Old Coach House Wycombe Road Studley Green High Wycombe HP14 3XB	20,000	20,000
Mr Peter De Val 20 Old Market Wisbech Cambs PE13 1NB	5,000	5,000
Mr David Dougan 27 Newbold Way Kinoulton Nottingham NG12 3RF	3,558	
Mr Ken Fidler Orchard House City Lane Calmworth Bedford MK44 2LE	50,000	50,000
Mr John Stanley Fox and Mrs Sarah Fox and SAM Trustees Ltd 2 The Barn College Street East Bridgford, Nottingham NG13 8LE	476,000	

GOLDSHORE HOLDINGS PLC Name of Shareholder	Share Allocations Ordinary 10p	 Deferred 99.8p
Mr Ian Hare The Pyghtles Church Road Catworth Huntingdon Cambs PE18	10,000	10,000
Mr Stephen Phillip Harries Spring Gardens Panteg Road Aberaeron Ceredigion SA46 0EG	5,321	5,321
IPCRESS Investments Limited Bolam House King and George's Streets Nassau Bahamas	360,000	
Iris Holdings Limited Bolam House King and George's Streets Nassau Bahamas	360,000	
Mr Dirmuid Jennings Ash Tree Gate Chinnor Road Bledlow Ridge High Wycombe HP14 4AW	238,000	65,000
Mrs Angela Jennings a/c LCJ Ash Tree Gate Chinnor Road Bledlow Ridge High Wycombe HP14 4AW	50,000	
Mr Craig John Casnewydd Dyrfryn, Goodwick Fishguard Pembrokeshire SA64 0AE	12,000	
Mr Martin Leach 2 Turner Road Eaton Ford St. Neots Cambs PE19 3RU	10,000	
Mr Neil Marshall	3,558	

GOLDSHORE HOLDINGS PLC

Name of Shareholder

10 Broadmanor
North Duffield
Selby
North Yorkshire YO8 5RZ

Share Allocations	
Ordinary 10p	**Deferred 99.8p**

GOLDSHORE HOLDINGS PLC

Name of Shareholder	Share Allocations: Ordinary 10p	Share Allocations: Deferred 99.8p
Mr Lawrence McDonald 13 Hughes Road Ashfond Middlesex	5,000	5,000
Mrs Rhoda Mitchell 10 Welland Road Wittering Peterborough Cambs PE8 6BN	10,000	
Mr Robert Morgan 6, St Martins Road West Drayton Middlesex UB7 7EP	3,558	
Mr Christopher Murtough 104 Belper Road Derby Derbyshire DE1 3EQ	50,000	50,000
Mr Nicholas Mutton Ty Yr Odyn Penbryn Beach Sarnau, Llandysul Ceredigion SA44 6QL	32,415	32,415
Mr James Newey 30 Kings Lane St. Neots Cambs PE19 1LB	10,000	
Mr Andrew Newington-Bridges West Kella Sulby Isle of Man IM7 2HG	843,000	
Company Secretary Newline.com Limited C/o SHM 4th Floor 20-22 Bedford Row London WC1R 4EB	16,549	
Mr Anthony Richard Newsome Ashley Glebe House Ashley Kings Sombourne, Nr Stockbridge Hants SO20 6RJ	4,377,191	2,190,697

GOLDSHORE HOLDINGS PLC Name of Shareholder	Share Allocations Ordinary 10p	Deferred 99.8p
Mrs Alison Kitty Newsome Ashley Glebe House Ashley Kings Sombourne, Nr Stockbridge Hants SO20 6RJ	148,525	
Mr William Eric Nuttall The Larches Kilmeston Road Kilmeston Hants SO24 ONJ	940,000	
Ms Kate Jane Nuttall The Larches Kilmeston Road Kilmeston Hants SO24 ONJ	140,000	
Officegate Limited c/o CI Law Trust Group Limited PO BOX 303 Chancery Chambers 8 Dulhamel Place St Helier Jersey JE3 8UN	417,600	
David Brian Pearl c/o 7 Norfolk Road London NW8 6HL	360,000	
Principal Corporate Investors Ltd c/o Quijano & Associates (BVI) Limited PO BOX 313 Road Town Tortola British Virgin Islands	360,000	
Mr David Reavley 31 Lambridge Wood Road Henley-on-Thames Oxon RG9 3BP	14,230	
Mr Alan Routledge Cotswold Dean Close Chilworth Southampton SO16 7HL	33,099	

GOLDSHORE HOLDINGS PLC

Name of Shareholder	Share Allocations Ordinary 10p	Deferred 99.8p
Mr Andrew John Ross 26 Stapleton Close Minworth Sutton Coldfield B76 1XT	19,950	18,500
Mr Sam Searchfield Garden House Priskilly Lane, Castlemori Haverfordwest Pembrokeshire SA62 5EH	10,000	
Mr Matthew Shuter The Old Maltings High Street, Brinkley Newmarket Suffolk CB8 0SF	10,000	
Mr Simon David Slater-Thomas 14 Deards End Lane Knebworth Rabley Heath Herts SG3 6NL	148,525	
Mrs Joanne Melissa Slater-Thomas 14 Deards End Lane Knebworth Rabley Heath Herts SG3 6NL	148,525	
Mr Ian Stokes 39 Oxleys Olney Bucks MK46 5PJ	431,999	10,000
Mrs Sarah Tarbutt Bowls Farm Bowls Road Beulah, Newcastle Emlyn Ceredigion SA38 9QU	16,000	
Mr Paul Walker 49 Roydon Road Stanstead Abbotts Ware Herts SG12 8HQ	216,000	5,000

GOLDSHORE HOLDINGS PLC

Name of Shareholder	Share Allocations Ordinary 10p	Deferred 99.8p
Mr Neil Ward 13 West End Exton Rutland LE15 8BD	78,099	
Mr Bernard Woollaston 17 Captains Row King James Quay Old Portsmouth Hampshire PO1 2TT	85,575	50,000
Mrs Marie Woollaston 17 Captains Row King James Quay Old Portsmouth Hampshire PO1 2TT	50,000	50,000
SAFIC Fiduconsult & Jeckelmann SA 55, Boulevard de Perolles 1700 Fribourg Switzerland	360,000	
Cardinal Trust 5 Cannon Lane Gibraltar	389,799	
Nightingale Trust 5 Cannon Lane Gibraltar	389,798	
	12,399,998	2,586,933

'P000

se do not
in
nargin

Particulars of a contract relating to shares allotted as fully or partly paid up otherwise than in cash

88(3)

02 JUL -2 AM 12: 52

Pursuant to section 88(3) of the Companies Act 1985

ase complete
'bly, preferably
lack type, or
d block lettering

Note: This form is only for use when the contract has not been reduced to writing

To the Registrar of Companies
(address overleaf)

For official use

Company number
4393848

Please do not write in the space below. For Inland Revenue use only

The particulars must be stamped with the same stamp duty as would have been payable if the contract had been reduced to writing. A reduced rate of ad valorem duty may be available if this form is properly certified at the appropriate amount.

Name of company

sert full name
company

* GOLDSHORE HOLDINGS PLC

gives the following particulars of a contract which has not been reduced to writing

1 The number of shares allotted as fully or partly paid up otherwise than in cash	12,399,998 ORDINARY SHARES 2,586,933 DEFERRED SHARES
2 The nominal value of each such share	£ 0.10 ten pence (Ordinary shares) 0.998 ninety-nine point eight pence (Deferred Shares)
3a The amount of such nominal value to be considered as paid up on each share otherwise than in cash	£ 0.10 tenpence ordinary shares 0.998 ninety-nine point eight pence Deferred shares
b The value of each share allotted i.e. the nominal value and any premium	£ "
c The amount to be considered as paid up in respect of b	£ "
4 If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in 8, state the nature and amount of such consideration, and the number of shares allotted	The transfer to the Company of the entire issued share capital of Goldshore Limited comprising 12,400,000 Ordinary shares of £0.10 each and 2,586,933 Deferred Shares of £0.998 each

Presentor's name address and reference (if any) :

For official Use (02/00)

Capital Section | Post room

5 If the allotment is a bonus issue, state the amount of reserves capitalised in respect of this issue	£ N/A	

6 If the allotment is made in consideration of the release of a debt, e.g., a director's loan account, state the amount released	£ N/A	

7 If the allotment is made in connection with the conversion of loan stock, state the amount of stock converted in respect of this issue	£ N/A	

8 If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give below:

a brief description of property:

N/A.

b *full particulars of the manner in which the purchase price is to be satisfied*	£	p
Amount of consideration payable in cash or bills		
Amount of consideration payable in debentures, etc		
Amount of consideration payable in shares		
Liabilities of the vendor assumed by the purchaser:		
Amounts due on mortgages of freeholds and/or leaseholds including interest to date of sale		
Hire purchase etc debts in respect of goods acquired		
Other liabilities of the vendor, ...		
Any other consideration		

ⅹ do not
n
argin

re such
erties are
subject
ortgage,
gross
e should
shown

9 Give full particulars in the form of the following table, of the property which is the subject of the sale, showing in detail how the total purchase price is apportioned between the respective heads:

	£
Legal estates in freehold property and fixed plant and machinery and other fixtures thereon*	N/A.
Legal estates in leasehold property*	
Fixed plant and machinery on leasehold property (including tenants', trade and other fixtures)	
Equitable interests in freehold or leasehold property*	
Loose plant and machinery, stock-in-trade and other chattels (plant and machinery should not be included under this head unless it was in actual state of severance on the date of the sale)	
Goods, wares and merchandise subject to hire purchase or other agreements (written down value)	
Goodwill and benefit of contracts	
Patents, designs, trademarks, licences, copyrights, etc.	
Book and other debts	
Cash in hand and at bank on current account, bills, notes, etc	
Cash on deposit at bank or elsewhere	
Shares, debentures and other investments	
Other property	

sert
irector,
ecretary,
dministrator,
dministrative
eceiver or
eceiver
Scotland) as
ppropriate

Signed [signature] Designation ‡ Director Date 23 April 2002

his certificate
nust be signed
y the persons to
vhom the shares
ave been allotted,
as well as by an
officer of the
company.

Certificate of value §

It is certified that the transaction effected by the contract does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £ NIL.

Signed Date

Signed [signature] Date

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh



Detailed Description

Code of Practice

Application Forms

ShareMark™



ShareMark™

A new share trading market administered by The Share Centre Ltd.

A stockbroker's guide to buying and selling shares on **ShareMark**™

Contents:


A new
way
of
trading

1. *What is* ShareMark?

ShareMark is a share auction market accessible directly via the internet, to match buyers and sellers at a single dealing price, with no bid-offer spread.

- It's open to all types of unquoted company as a route for trading and valuing their shares.

- It is particularly suited to companies where a periodic approach to trading will help avoid the wide bid-offer spreads typical in relatively illiquid stocks. Formation of a single dealing price is achieved by focusing available supply and demand in a regular schedule.

- It's highly visible ... you and your clients don't need to be registered in order to view the ShareMark marketplace, but in order to deal for your clients you will need to become a ShareMark Authorised stockbroker.

- It has already notched up several thousand deals since it's launch in June 2000, so you can be sure it's systems and processes are thoroughly proven.

In the pages that follow you'll find all the information you need to ensure you and your clients can participate in, and benefit from, this fresh approach to trading.

2. *Why do we need another market?*

The very nature of the continuous trading markets such as SEAQ and OFEX present problems for less liquid shares. Where there is limited demand, marketmakers naturally seek a wider spread to cover their risk in taking a position. But this spread can also serve to reduce demand even further.

The solution ...

a marketplace that matches buyers and sellers, dealing at one price through an auction mechanism at agreed intervals, thereby focusing demand and supply at a specific point in time.

Dealing frequency will be set according to the needs of the company. For some, monthly, or even quarterly, auctions may be best. For others, weekly or even more frequent auctions might be the answer.

And because each auction works to match buyers and sellers, with the option for long-term limit setting and total visibility of bids and offers through the dedicated **ShareMark** site, your clients can set their investment strategy and make decisions with confidence.

Trading olutions or unlisted companies

3. *Which companies are likely to benefit from* ShareMark *trading?*

ShareMark is an auction-based system, developed for and owned by The Share Centre. Introduced first for Share plc, parent company of The Share Centre, it is now being considered for a wide range of unquoted companies whose share-trading turnover is more suited to periodic trading. This is because continuous trading in less liquid stocks often results in wide bid-offer spreads which simply increase their liquidity problems.

Any unquoted company may apply for their shares to be traded on **ShareMark**. **ShareMark** has been approved by the Inland Revenue for CGT and Employee Share Scheme purposes, subject to certain trading criteria, and its operation has been agreed by SFA.

Meanwhile the participant application procedure for companies is straightforward: please let us know if you wish to put forward a client company for approval.

Single dealing price formed by focusing emand and pply over a period

4. *How does* ShareMark *operate?*

ShareMark is an electronic auction. Our computer systems continually review all of the orders submitted and pinpoint the price level at which demand meets supply. The auction price calculations are built on rules which ensure that a fair price is established for investors, but the result is straightforward: a single dealing price each period.

For example, shares in Share plc trade weekly. The weekly

auction price for Share plc is announced at 3pm every Friday (or the last business day of the week if the Friday is a Bank Holiday). Orders may be submitted, deleted or amended up until 2pm on the date of the auction. Any order not withdrawn by 2pm will be included in the auction.

The Share Centre's Compliance department will review **ShareMark** orders in the period between the 2pm cut-off and 3pm auction process to identify any irregularities and ensure that a fair price has been set. It reserves the right to delete any order, in which case the relevant broker will be notified forthwith. This is only likely to apply in exceptional circumstances, for instance, where an order has been entered at an obviously incorrect price.

The Compliance department may also postpone or cancel an auction: for example, where a significant and exceptional announcement regarding the company is made which is likely to influence the share price materially and which cannot be sufficiently publicised prior to an auction.

5. How do I place orders to buy and sell shares?

By Internet – You can place orders directly by Internet, using the **ShareMark** website, www.sharemark.co.uk Enter the 'LOGIN' area with your stockbroker reference and personal identification number (PIN). From within your **ShareMark** Authorised Stockbroker's Account, click on 'BUY' or 'SELL' as appropriate and follow the on-screen instructions, confirming the deal when you are ready. Your order will be included in the **ShareMark** display immediately, ready for the next Auction session. Please note that purchase orders are automatically validated against your credit limit, and that you undertake not knowingly to create a 'short-sale' position.

By telephone – dial 01296 41 42 43 to speak to one of our dealers and quote your Authorised Stockbroker reference and portfolio number. Your order will then be included in the next **ShareMark** dealing session. Order amendments can also be made by telephone.


Deal
on the
Internet

l orders must nclude a ice limit

6. Can I set a price limit?

You must set a price limit on each ShareMark order.
Price limits ensure that you are setting the maximum price per share at which you would be prepared to buy shares, or the lowest possible price at which you would be prepared to sell. It is, of course, quite possible that the auction price may be set at a better price than your limit.

Unlike trading in a continuous market, there is no particular significance to the 'indicative auction price' at the time of placing your order. This is the price at which the auction would take place if it were to be dealt *at that time*. You should therefore be prepared to set a limit price at <u>any</u> point in the price range, above or below the indicative price, but of course subject to your customer's preferred price range.

Limit orders may be set at any price level between 1/2p and 999p, subject to 1/2p price increments (subject to adjustment where required). Limit orders may last for any period up to 12 months.

Value Orders Welcome

7. Can I submit a 'Value Order'?

Some investors may only wish to invest a predetermined amount of money (for example £2,000). **ShareMark** has been specifically designed to accommodate value purchase orders.

If you are submitting a value order, you must still set a limit price per share.

'Fill or kill' orders (an order which will only be dealt if the whole intended quantity or value of shares can be satisfied) will not be accepted, given that in any auction there may be just one customer whose order is only partially satisfied.

Dealing Priority

8. Which orders will take dealing priority?

If there are more buyers than sellers, or vice versa, at an auction price level, those orders to buy at higher prices or sell at lower prices always take priority over less aggressive prices. Orders will then be dealt according to time of entry. In other words, at a particular price level, orders will be dealt on a 'first come, first

served' basis. Therefore the earlier an order is submitted at a given price level, the better chance it stands of being dealt.

Amending an order (by telephone to our dealing team) is equivalent to deleting and re-submitting an order in terms of time priority (i.e. an amended order loses its place in the queue).

9. Will I be able to monitor the share prices?

To see the full auction price display, you will need to visit our website, www.sharemark.co.uk.

The price display shows all buyers and sellers at each price level and provides an indicative price and volume where the auction price would be set (the price highlighted in yellow) on the basis of orders entered. The three columns on both the 'purchase side' of the display (highlighted in blue) and the 'sale side' of the display (highlighted in pink) show the following information:

Orders Received – this indicates the number of individual client orders submitted at each price level;

Purchase/Sale Volume – these columns indicate the number of shares to be bought or sold at each price level, as a result of orders submitted;

Cumulative Purchase/Sale Volume – these columns are the cumulative totals of the purchase/sale volume columns (referred to above). The cumulative total will fall as the price rises on the purchase side (due to fewer interested buyers at higher price levels) and will fall on the sale side (as fewer customers are prepared to sell their shares at lower prices).

The indicative price level indicates where demand (buyers) is best matched with supply (sellers).

10. How will deals be settled?

In order to place purchase and sale orders, a stockbroker must be authorised by The Share Centre and provided with a credit limit. Completed deals will then be:

(i) Reported direct to the stockbroker by e-mail
(ii) Submitted to CREST by The Share Centre for settlement.

Past transactions can also be reviewed via your Account LOGIN on www.sharemark.co.uk.

11. Need more information?

You can see **ShareMark** working 'live' for trading shares in Share plc, the parent company of The Share Centre, simply by visiting www.sharemark.co.uk.

Naturally, if you've any questions or want more information we'll be delighted to advise you further ... just call Ian White or another member of our dealing team on 01296 41 42 43 or email info@sharemark.co.uk.

12. Stockbroker tariff for dealing on ShareMark

Transaction Charge (VAT Exempt)

First £10,000 deal value:	0.25%
Remainder:	0.1%
Subject to minimum of £2.50	

Limit prices

Orders monitored for up to

1 month	free
2-3 months	£2.50 per month
4-6 months	£2.25 per month
7-12 months	£2 per month

The above charges are paid monthly in arrears by direct debit: please complete the enclosed form and return with your application form.

Note

Authorised Stockbrokers are responsible for flagging purchase orders for payment of Stamp Duty via CREST, and should leave the 'system of origin' blank.

13. Next steps

Please complete the Application form on page 9 and the Direct Debit form on page 11, and return them to the address shown therein. There is no application charge for authorised stockbrokers and we'll provide you with access details within a few days.

AUTHORISED STOCKBROKER APPLICATION FORM FOR DEALING IN ShareMark SECURITIES

SFA-Regulated Firms

Please complete this form and return it to:
ShareMark Applications & Authorisation, The Share Centre Ltd, PO Box 2000, AYLESBURY, Bucks, HP21 8ZB.

Name of Firm:

Correspondence Address:

FSA Authorisation Number:

Contact Name:

Position:

Telephone Number: Fax Number:

E-mail Address for deal notification:

We wish to open a ShareMark Authorised Stockbroker Account with The Share Centre, which will operate as a general dealing account on behalf of unspecified clients of ours. We will notify The Share Centre without delay of any circumstances or changes affecting the information given on this form. We have read, understood and accept The Share Centre's terms of business for SFA-regulated firms dealing in ShareMark securities and the contents of the ShareMark brochure and hereby signify our agreement:

Signed:

Name:

On behalf of: Date:

Would you like us to contact you to investigate the possibility of trading shares of any of your client companies on **ShareMark**? YES / NO

Contact Name: Telephone Number:

Direct Debit Form

Instructions to your Bank or Building Society to pay by Direct Debit

Please complete this form and return it to:

ShareMark Applications & Authorisation,
The Share Centre Ltd, PO Box 2000,
AYLESBURY, Bucks, HP21 8ZB.

Name of Bank or Building Society:

Branch:

Full Postal Address:

Postcode:

Name(s) of Account Holders:

Branch Sort Code:

Bank or Building Society account number:

Instruction to your Bank or Building Society

Please pay ShareMark Direct Debits from the account detailed in this instruction subject to the safeguards assured by the Direct Debit Guarantee. I understand that this instruction may remain with The Share Centre Ltd and, if so, details will be passed electronically to my Bank/Building Society.

Signed: ______________________

Name: ______________________

Company: ______________________

Date: ______________________

This guarantee should be detached and retained by the payer.

The Direct Debit Guarantee

- **This Guarantee is offered by all Banks and Building Societies that take part in the Direct Debit Scheme.**
- **The efficiency and security of the Scheme is monitored and protected by your own Bank or Building Society**
- **If the amounts to be paid or the payment dates change The Share Centre Ltd will notify you 10 working days in advance of your account being debited or as otherwise agreed.**
- **If an error is made by The Share Centre Ltd or your Bank or Building Society you are guaranteed a full and immediate refund from your branch of the amount paid.**
- **You can cancel a Direct Debit at any time by writing to your Bank or Building Society.**
- **In such an event please also send a copy of your letter to us.**

Notes for Authorised Stockbrokers

1. Shares in **ShareMark** securities may not be suitable for every investor and any information given in this brochure and accompanying letter should not be regarded as a solicitation or recommendation to buy, sell or subscribe to shares traded on **ShareMark**. If you are in any doubts about the content of this document, you should consult a person authorised under the Financial Services Act 1986 who specialises in advising on the acquisition of shares and other securities.

2. The shares of **ShareMark** securities may not be traded on the London Stock Exchange or any other Recognised Investment Exchange. It may be difficult for investors to sell the shares and obtain reliable information about their value or the extent of the risks to which the share price is exposed. The share price and dividend yield of **ShareMark** securities may fluctuate and may fall against the investor's interests. The share price may be subject to sudden and large falls in value, given the restricted marketability of the shares.

3. The Share Centre reserves the right to postpone or cancel any auction and to refuse to accept, or to subsequently delete any orders for any valid reason. Where an order has been deleted, the Authorised Stockbroker will, where reasonably practicable, be contacted by telephone as soon as possible after order deletion. Otherwise, notification will be sent by post.

4. Dealings in ShareMark securities are subject to these terms and conditions of **ShareMark** (including all contents of this brochure), which may be changed by notification on the **ShareMark** Internet display. By placing an order to deal in ShareMark securities it is assumed that you have read, understood and accepted these terms and conditions and the contents of this brochure.

Terms of Business for SFA-Regulated Firms

1. The Share Centre will treat you as a non-private customer.

2. In the event of The Share Centre holding monies or assets on your behalf, these will be treated as client assets to be held in accordance with SFA's Client Money and Custody Rules.

3. The **ShareMark** Authorised Stockbroker Account will be operated as a general dealing account and any underlying customers on whose behalf you may be acting are not 'indirect customers' of The Share Centre, even if you act as their agent and identify them to us.

4. Purchase transactions will only be accepted up to the value of your credit limit, allocated by The Share Centre. You undertake that no sale transactions will be placed on **ShareMark** which will knowingly result in a short sold position in the security concerned.

5. Where an SFA-regulated firm effects a transaction in a **ShareMark** security, the transaction charge is set at 0.25% for the first £10,000 deal value, and 0.1% on the remainder, subject to a minimum charge of £2.50.

6. The Share Centre reserves the right to postpone or cancel any auction, for instance, where a significant and exceptional announcement regarding the company, which is likely to materially influence the share price, cannot be sufficiently publicised prior to an auction. The Share Centre may also refuse to accept or subsequently delete orders for any valid reason. This is likely to apply in limited circumstances only: for instance, where an order has been entered at an obviously incorrect price.

7. The intellectual property rights of the **ShareMark** dealing facility are owned by The Share Centre.

ShareMark™
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

ShareMark™ is administered by

The Share Centre

Helping you make the most of your investments

PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk



A trading service

for shares in small to medium-sized unquoted companies

ShareMark™

Welcome to ShareMark™

a whole new world of opportunity



Every business, at some point in their development, faces the question of how best to develop its share structure.

The reasons for posing the question will vary ... from establishing a clear exit route for locked-in shareholders, BES or EIS investors; encouraging employee involvement through share participation or funding business growth through raising capital, to developing deeper customer/supplier relationships through cross-holdings.

But whatever the reason, all unlisted companies share a common problem ... how to provide a marketplace through which shares can be traded. Because for your shares to have a tangible, credible value you need a visible, substantiated price and an open, easy way of buying and selling them.

the problems ...

Gaining access to trading ...

"How can we broaden our shareholder base and provide an open market in our shares for shareholders without incurring significant costs?"

Floating your company on either the main market or AIM (the Alternative Investment Market), or obtaining a quotation on OFEX can require a real investment from you, in time and money.

Managing liquidity ...

"How do we ensure an active market?"

Too few buyers or sellers means wide 'bid/offer' spreads from market-makers who want a return on their risk ... and on their capital.

And that can discourage investors ... a wide spread means the share price will need to rise strongly simply to cover the initial spread on the purchase.



Setting up staff or customer share ownership schemes ...

"How can we offer shares or an AESOP if they can't sell their shares, or buy more?"

Providing the capability for holdings to be traded creates involvement and adds real, tangible value for all your investors.

Raising funds from external sources ...

"How can we get access to external capital, or realise some or all of the value of our investment in the business?"

Funding growth or releasing personal capital can often be achieved through external sources, and is one of the key reasons businesses look to achieve a market listing.

Planning exit arrangements ...

"How do we manage the transition from owner-control when we want to retire, or realise capital?"

Finding a route to realise the value you've built up in your business, whether for an orderly disposition of the business, or to facilitate a management buy-out.

But of course for any market to function effectively you need to bring together buyers and sellers.

Breathing new life into your share structure ...here's how it works

ShareMark™ is designed to be tailored to your specific needs at a cost that's affordable. This is how it works...

- Once you've completed all the necessary documentation (see 'your next steps' below) that forms the application process, **ShareMark™** will obtain regulatory approval on your behalf.

- Shareholders and potential investors can then deal either through a stockbroker authorised to trade on **ShareMark™** or through the integrated administration service provided by The Share Centre Ltd.

- If appropriate, the launch of your shares on **ShareMark™** can provide the basis for raising fresh finance for your company.

Full details are provided to support shareholders ... including a detailed description of how their orders are placed and executed. If your company's Articles of Association place restrictions on the transfer of ownership, **ShareMark™** can operate on a 'closed trading group' basis.

- If you want to use **ShareMark™** in conjunction with your company's AESOP scheme, our employee share trust company, ShareSecure Ltd. can take part as a buyer funded by contributions passed through you, in line with your company purchasing policy.

- Orders are placed on a limit basis: they may be either value orders or for a specified number of shares, and the limit period can be set up to one year ahead.

- All sales and purchases of shares are settled in one of two ways ... if orders are placed through a **ShareMark™** authorised broker settlement will be in CREST. Orders placed through The Share Centre are handled through our nominee service. All deals are settled within the standard Stock Exchange settlement period, for simplicity and ease of understanding.

- Where shareholdings are held on The Share Centre's nominee service, you can access your company's aggregate shareholdings via the internet, using your security codes for access to your Corporate Statistics Report. Details are updated weekly, to ensure you're kept right up to date.

- Company announcements and your share price history can also be accessed directly from your **ShareMark™** trading page ... and your shareholders can access your Report and Accounts direct from their own portfolio page too.

your next steps . . .

For further details about how you can meet your business objectives through **ShareMark™** complete and return the enclosed enquiry form. And if you've any questions just call us.

You'll receive a Detailed Description of the service, the Code of Practice and all necessary application forms, together with details of the straightforward charging structure.

After consideration by your Board and other key parties as appropriate, complete and return the **ShareMark™** application forms. And if you are considering **ShareMark™** in relation to a new, or existing AESOP for your employees we'll be pleased to provide details of our Shares@Work service.

ShareMark™
PO Box 2000, AYLESBURY, Bucks HP21 8ZB
Telephone: 01296 414 424 Fax: 01296 414 420 Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

REGULATORY NOTE
ShareMark is not a Recognised Investment Exchange and shares traded on ShareMark may be unlisted. It may be difficult for investors to buy and sell those shares and obtain reliable information about their value or the extent of the risks to which the share price is exposed. The share prices of the shares traded on ShareMark may fluctuate and could fall against investors' interests. The share prices may be subject to sudden and large falls in value given the restricted marketability of the shares. Investors may get back less than their initial investment.

ShareMark™ is administered by

The Share Centre

Helping you make the most of your investments

A member firm of the London Stock Exchange and regulated by The Securities and Futures Authority.



The solution ...

➢ **ShareMark™ matches buyers and sellers through an 'auction' at a single price ...**

There's no 'bid/offer' spread, just one single price struck in a periodic auction, focusing all available buying and selling demand and supply.

This should mean lower dealing costs for your investors ... and lower costs for your business.

And because access is freely available online, 24 hours a day, 7 days a week, showing the indicative order levels and dealing price, your market is open for all to see ... bringing wider opportunity for you and your investors.

➢ **ShareMark™ provides a marketplace to match buyers and sellers ...**


PRICE
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66.0

How frequently the market operates is up to you ... the needs and objectives of every business are different so you determine how frequently you want your market to 'trade'.

In the meantime, the market is open for orders at all times, whether from buyers or sellers.

➢ **ShareMark™ puts you in control ...**

You set the trading parameters ... for example how often the auction trades and whether or not you set qualifying criteria for share ownership.

Integrated administration can even substitute your share register ... providing you with access to aggregate shareholding information via the internet, for both values and holdings. This information is visible online, anytime, with PIN password protection to give you a complete picture of your shareholders. And weekly updates ensure you're aware of changes as they happen.

Your share price history, company announcements and Report and Accounts are all accessible from your company's trading page on the **ShareMark™** site, bringing valuable exposure to potential investors.

➢ **ShareMark™ is easy to arrange and simple to administer ...**

Trading your shares on **ShareMark™** is easy to arrange ... in fact we will seek all the necessary outline approvals and agreements required by the Inland Revenue (for Capital Gains Tax, [Business Asset] and AESOP purposes) and the SFA, who regulate us.

ShareMark™ deals, like any other share transaction, are settled in CREST or through our nominee service ... and, by following the standard settlement period, a common, widely understood and simple approach is assured.

ShareMark™

a whole new world of opportunity



Detailed Description

Code of Practice

ShareMark™

Contents

How to apply for your company to be traded on **ShareMark™**

1. Please discuss the enclosed document and approve its contents as appropriate with your advisers and your board of directors. If you need help from The Share Centre or have any queries, please contact Iain Wallace, Director responsible for **ShareMark**, on 01296 439 410.
2. Then complete forms AF1, AF2 and AF3 for the company and copy and have completed form AF4 by each director (including non-executives). The decision to apply for ShareMark trading should be a board resolution and you will need your accountant's and solicitor's signed confirmation as described in Section 3.2.10.
3. Finally, send all the forms and supporting documentation listed in Section 3 together with a cheque for £1762.50 (being the application fee plus VAT) to:

   ShareMark Applications and Authorisation
   The Share Centre Ltd
   PO Box 2000
   AYLESBURY
   Bucks HP21 8ZB

1. Introduction

1.1 **ShareMark** is a periodic auction-based dealing facility, developed for and owned by The Share Centre Limited. The Share Centre is a member firm of the London Stock Exchange and regulated by The Securities and Futures Authority. The Share Centre is also a member of CREST, an Inland Revenue-approved PEP and ISA Manager, a member of PIMA and a sponsor of Proshare.

1.2 **ShareMark** is not a recognised or designated investment exchange, as defined by the Financial Services Act 1986.

1.3 Transactions within **ShareMark** are matched at a single auction price. The potential auction price is calculated and shown as "indicative" at any time: however, the frequency of carrying out the auction deals is agreed with each Participant at the time of their application to participate in **ShareMark**. This decision is primarily based on the projected liquidity of the market in the Participant's issued share capital.

1.4 The Participant's auction price is determined by an electronic algorithm. The principle is that the algorithm pinpoints where demand (buyers of the Participant's shares) meets supply (sellers of the Participant's shares). Shares are matched between buyers and sellers at this single price level.

1.5 All orders for dealing within **ShareMark** are subject to continuous price display on the Internet on an anonymous basis, to ensure transparency of price and volume. The indicative auction price is displayed at all times except for the period of Compliance Review, prior to the establishment of the regular, firm auction price.

2. Statements of Principle

The Share Centre must comply with the Financial Services legislation, in its capacity as a regulated firm. In addition, it is required to comply with The Financial Services Authority's 10 Statements of Principle.

ShareMark, in turn has developed its own principles, which apply to all Company Participants:

1. A Participant and its directors and employees should observe high standards of conduct in any **ShareMark** dealings and comply with the Model Code on Directors' Dealings and City Code.

2. A Participant should ensure that any conflicts of interest arising from dealings on **ShareMark** are properly managed and avoided wherever possible.

3. A Participant should inform The Share Centre of any information relevant to their status as a **ShareMark** Participant in a timely manner.

4. Where The Share Centre has requested information from a Participant, that information should be supplied as soon as reasonably practicable and should be accurate, complete and not misleading.

5. A Participant should ensure that it is familiar with the **ShareMark** Code of Practice, as may be amended from time to time, and uphold the provisions contained therein.

6. A Participant should seek to maintain a professional and open relationship with The Share Centre.

3. Applications for Participation Within ShareMark

3.1 Participation within **ShareMark** is open to any unquoted corporate entity seeking to facilitate the matching of transactions in its issued share capital within the United Kingdom.

3.2 Subject to paragraph 3.3 below, The Share Centre will determine whether an application to participate within **ShareMark** has been successful following receipt of the following documentation from the Applicant, which must be provided to The Share Centre's Compliance and Legal Services Department, at least one calendar month prior to the proposed Commencement Date for dealing in the applicant's shares:

3.2.1 The completed **ShareMark** Participant Application Form and accompanying documentation (see AF 1);

3.2.2 The completed **ShareMark** Dealing Agreement (see AF 2);

3.2.3 The completed Direct Debit Form for Quarterly Charges (see AF 3)

3.2.4 A completed **ShareMark** Declaration of a Director's Business Activities (see AF 4), completed and signed by every director of the Applicant;

3.2.5 A certified copy of the Applicant's Certificate of Incorporation;

3.2.6 A certified copy of the Applicant's memorandum and articles of association;

3.2.7 The Applicant's annual reports and accounts for the last three years, or since incorporation, if later;

3.2.8 A certified copy of the Applicant's Board resolution authorising the Applicant to become a Participant in **ShareMark**;

3.2.9 A copy of any appropriate prospectus, offer document or memorandum issued within the last three years, or since incorporation if later;

3.2.10 A letter from the Applicant's lawyers and auditors confirming that in the context of their professional capacity, they are unaware of any reason to prevent the participation of the Applicant within **ShareMark**;

3.2.11 A letter from the Applicant's directors confirming that they have adopted and will abide by the provisions of the Model Code on Directors' Dealings (see Appendix 2) and the City Code;

3.2.12 The application fee (see Section 8), which is non-refundable.

3.3 Following receipt of the documentation listed in paragraph 3.2 above, the **ShareMark** Applications Committee will determine the extent of any further information required from the Applicant and reserve the right to postpone the intended Commencement Date or to reject the application.

3.4 Following the approval of the Applicant's application, the **ShareMark** Applications Committee will confirm the proposed Commencement Date in writing to the Participant and invoice the Participant for the quarterly **ShareMark** Participant fee (see Section 8), plus VAT. No trading in the Participant's shares will take place until the quarterly fixed fee is paid in full. **ShareMark** reserves the right to suspend auctions in a Participant's shares in the event of non-payment of subsequent quarterly fees.

3.5 No appeal against an application decision by the **ShareMark** Applications Committee may be made. The decision of the **ShareMark** Applications Committee is final.

4. Investor Access to ShareMark for Dealing and Settlement

4.1 Alternative Routes for Access

There are two methods by which investors may access **ShareMark**:

(i) using other stockbrokers authorised by The Share Centre to deal directly on **ShareMark** (see Section 4.2).

(ii) using The Share Centre as their nominated stockbroker (see Section 4.3);

The following provisions apply to all orders placed on **ShareMark**, whether through The Share Centre or via other authorised stockbrokers:

4.1.1 Orders must be Limit Orders, by either quantity of shares or value of intended deal consideration.

4.1.2 A Limit Order may be submitted at any price limit between 0.5p and 999p, subject to 0.5p price increments and may be accepted for any period of up to 12 calendar months. These price parameters may be amended where circumstances require.

4.1.3 Subject to clause 4.1.1 above and 4.1.5, 4.1.6 and 4.1.7, orders may be deleted or amended at any time.

4.1.4 Where there are more buyers than sellers (or *vice versa*) at an auction price level, those orders to buy at higher prices or sell at lower prices always take priority over less aggressive prices. Orders will then be dealt according to time priority (i.e. at a particular price level, the order will then be dealt with on a 'first come, first served' basis).

4.1.5 Amending an order is equivalent to deleting and re-submitting an order in terms of time priority (i.e. an amended order loses its place in the queue).

4.1.6 No orders in a Participant's securities will be accepted, amended or deleted during the one hour period prior to the establishment of a firm auction dealing price, other than with the express permission of The Share Centre's Compliance and Legal Services Department.

4.1.7 All deals will be subject to the standard London Stock Exchange settlement period (currently T+3).

4.2 Using other authorised stockbrokers

4.2.1 The Share Centre may authorise stockbrokers for direct access to **ShareMark** subject to a defined application procedure. Normally such stockbrokers will be:

(i) regulated by SFA;
(ii) ISD Category A or B firms;
(iii) provided with a specified counterparty credit limit.

4.2.2 The stockbroker can place orders directly via the Internet and is not required to lodge cash (when buying) or stock (when selling) in advance. The Authorised Stockbroker Agreement does, however, contain an undertaking that no orders will be placed which may result in short-selling. All sale orders placed by authorised stockbrokers must specify a quantity of shares (rather than a value).

4.2.3 Account-handling, custody and transaction reporting procedures are the responsibility of the Authorised Stockbroker. All **ShareMark** transactions with Authorised Stockbrokers will be settled to the appropriate CREST account.

4.2.4 Authorised Stockbrokers pay a transaction fee of 0.25% on the first £10,000 of the value of the deal, with the remainder at 0.1% (subject to a minimum of £2.50) when dealing on **ShareMark**. Their commission charging arrangements to their customers are not constrained by the Authorised Stockbrokers Agreement.

4.3 Using The Share Centre as nominated stockbroker.

Account Customers of The Share Centre with a Share Account containing either cleared funds (for purchases) or shares in the Participant (for sales) can deal in **ShareMark** securities. Details on how to open a Share Account can be obtained from The Share Centre's Customer Services Department (Tel. 01296 41 41 41) or from The Share Centre's web site, www.share.com.

4.3.1 Orders may be submitted by Internet, Telephone, Post, Email or Fax. After validation against cash available (re. purchases) or holdings (re. sales), the order is included immediately in the ShareMark display. Customers are informed forthwith by post or, if applicable, email when their order has been dealt.

4.3.2 The Share Centre reserves the right to wait for clearance of any cheque in excess of £10,000 before processing a deal instruction.

4.3.3 **ShareMark** transactions dealt using The Share Centre as nominated stockbroker will be settled within The Share Centre's nominee company, Share Nominees Limited, whose underlying holdings will be maintained on CREST.

4.3.4 All **ShareMark** transactions will be reported to SFA by The Share Centre and not via CREST.

4.3.5 In the event that a certificate is required in a **ShareMark** security, The Share Centre will obtain a certificate on the Account Customer's behalf, subject to the usual re-registration charge.

4.3.6 All dealing transacted on **ShareMark** on behalf of Account Customers will be executed at The Share Centre's standard commission tariff, as may be amended from time to time. The Share Centre reserves the right to vary and amend these terms for any Account Customer or group of Account Customers.

4.3.7 Where The Share Centre is acting as AESOP administrator for the Participant, ShareSecure Ltd will normally act as trustee for that AESOP. Orders will be placed via The Share Centre's procedures as outlined in this Section 4, except that the institutional commission rate of 0.25% shall apply to all trustee deals.

Please refer to the "Shares@Work" documentation for a more detailed description of the AESOP and its operation by The Share Centre.

5. Publication of Price, Volume and Company Announcements

5.1 All **ShareMark** securities will be subject to the following publication requirements:

5.1.1 An indicative auction price will be displayed at all times, except during the period of the Compliance review, on the **ShareMark** web site, www.sharemark.co.uk, which forms a part of The Share Centre's website, www.share.com.

5.1.2 The **ShareMark** web site will display the last traded auction price and the number of shares matched at that auction;

5.1.3 The **ShareMark** web site will display the number of orders received and the volume of shares to be matched at each price level, with full anonymity for both Authorised Stockbrokers and Account Customers of The Share Centre.

5.2 The Share Centre will seek to publish the information contained in clause 5.1 above as widely as possible, which may include snap-shots of the price and depth of volume in a **ShareMark** security at a given time.

5.3 The Share Centre's website will include details of historic prices and volumes traded for each **ShareMark** security.

5.4 It will be the responsibility of all Participants to publish all market sensitive news and other significant announcements as soon as reasonably practicable. This should be done by formal press release, copied to the Compliance and Legal Services Department of The Share Centre. The press release will then be incorporated into the Announcements section of **ShareMark**, which is appropriate to that Participant. If a Participant's shares are also traded on another market, it is the Participant's responsibility to ensure that simultaneous release takes place.

6. Monitoring

6.1 **ShareMark** will be subject to ongoing monitoring from The Share Centre's Compliance and Legal Services Department, which reserves the right:

6.1.1 To postpone, suspend or cancel any auction or price display in a **ShareMark** security, where it is considered to be in the interests of investors;

6.1.2 To refuse to accept or to subsequently delete any investors' orders, where it is considered to be in the interests of other investors, or where the order(s) is(are) reasonably considered to be intended to manipulate the indicative price of the **ShareMark** security;

6.1.3 To amend the logic of the auction algorithm, where it is reasonably believed to be in the best interests of investors;

6.1.4 To terminate The Share Centre's agreement with a **ShareMark** Participant without prior notice and in its absolute discretion without liability to The Share Centre;

6.1.5 To monitor the dealings of employees of The Share Centre in **ShareMark** securities, to ensure that they fully comply with the provisions of the Model Code on Directors' Dealings, as if it applied to them individually, irrespective of whether they are Directors in a **ShareMark** security.

6.2 Where the Compliance and Legal Services Department has taken action in accordance with clause 6.1, full details of the event and the action taken may be communicated to The Securities and Futures Authority or any other relevant authority, where this is considered appropriate.

6.3 The Compliance and Legal Services Department will review every **ShareMark** auction during the one hour period referred to in paragraph 4.1.6. A *pro forma* **ShareMark** Compliance Review form will be used as an audit trail for future regulatory inspections.

6.4 Any marketing documentation, press releases or advertisements making reference to **ShareMark** or The Share Centre must be submitted to the Compliance and Legal Services Department for review and sign-off prior to publication.

7. Raising New Finance

7.1 The introduction of shares to **ShareMark** can be timed to coincide with primary fund-raising. In such cases it is recommended that the Participant appoints a sponsoring Corporate Broker who will establish detailed plans with The Share Centre for the Participant's approval. The Share Centre may, if required, take part in any Offer or Placing arrangements.

7.2 Unless the offer is by subscription or placing, the first auction would be timed for the issue closing date/time when primary fund-raising is required. The Participant will offer tranches of shares as sale orders, ranked by price where a tender mechanism is appropriate. Book-building then takes place as buyers place purchase orders through their chosen intermediary. In such a first auction, stamp duty does not apply and **ShareMark** transaction charges are negotiable (with the participant).

8. Participant Charges

There are 3 components to the **ShareMark** tariff (all subject to VAT):

	Amount	**Due When**	**How**
Application Fee*	£1500	With application	By cheque
Quarterly Fixed Fee	£1250	Quarterly in advance	By direct debit (AF3)
Auction Charge	£125 per auction traded (i.e. waived if no trade takes place)	Quarterly in arrears	By direct debit (AF3)

**Note: this does not include cost of re-organising large numbers of shareholdings into Share Nominees, if this is required.*

Definitions & Glossary

Account Customer(s)	Any person or legal entity with a Share Account open with The Share Centre Limited.
Applicant	A company submitting an application to become a ShareMark Participant.
City Code	The City Code on Takeovers and Mergers.
Commencement Date	The date from which orders in a ShareMark security can be validly accepted by The Share Centre.
Compliance Review	An audit undertaken by The Share Centre's Compliance and Legal Services Department to ensure a fair auction price has been achieved.
CREST	The London-based clearing service provided by CRESTCo Limited.
Designated Investment Exchange	Any investment exchange which is designated by FSA as a designated investment exchange.
FSA	Financial Services Authority.
ISA	Individual Savings Account.
Limit Order	A current customer order subject to execution at no worse than a specified Limit Price.
Limit Price	The price set by a customer below (sale) or above (purchase) which the order must not be matched.
Model Code	The Model Code on Directors' Dealings in Securities, published by the UKLA.
Participant	A company whose issued share capital is traded on ShareMark.
PEP	Personal Equity Plan.
PIMA	PEP and ISA Managers Association.
ProShare	Proshare (UK) Limited.
Recognised Investment Exchange	As defined by the Financial Services Act 1986.
Share Account	The nominee-based dealing and custodial account service administered by The Share Centre Limited.
ShareMark	The auction-based matching facility owned and administered by The Share Centre Limited.
ShareMark Applications Committee	The Executive Directors of The Share Centre Limited.
UKLA	UK Listing Authority.

Model Code on Directors' Dealings
— UK Listing Authority —

Definitions

1 . In this code the following definitions, in addition to those contained in the listing rules, apply unless the context otherwise requires:

(a) "close period" means any of the periods when a director is prohibited from dealing as specified in paragraph 3 of this code;

(b) "dealing" includes any sale or purchase of, or agreement to sell or purchase, any securities of the company and the grant, acceptance, acquisition, disposal, exercise or discharge of any option (whether for the call, or put, or both) or other right or obligation, present or future, conditional or unconditional, to acquire or dispose of securities, or any interest in securities, of the company and "deal" shall be construed accordingly;

(c) "prohibited period" means any period to which paragraph 7 of this code applies;

(d) "relevant employee" means any employee of the listed company or director or employee of a subsidiary undertaking or parent undertaking of the listed company who, because of his office or employment in the listed company or subsidiary undertaking or parent undertaking, is likely to be in possession of unpublished price-sensitive information in relation to the listed company;

(e) "securities" means any listed securities or any unlisted securities that are convertible into listed securities and, where relevant, securities which have been listed in a member state or admitted to dealing on, or have their prices quoted on or under the rules of, any regulated market, or any unlisted securities that are convertible into such securities, or any securities traded on ShareMark;

(f) "unpublished price-sensitive information" means information which:

(i) relates to particular securities or to a particular issuer or to particular issuers of securities and not to securities generally or issuers of securities generally (and, for these purposes, information shall be treated as relating to an issuer of securities which is a company not only where it is about the company but also where it may affect the company's business prospects);

(ii) is specific or precise;

(iii) has not been made public within the meaning of section 58 of the Criminal Justice Act 1993; and

(iv) if it were made public would be likely to have a significant effect in the price or value of any securities

and, without prejudice to the generality of the above, it should be considered whether any unpublished information regarding transactions required to be notified to the Company Announcements Office in accordance with chapter 10 or chapter 11 of the listing rules and unpublished information of the kind referred to in the paragraphs of the listing rules set out below is price-sensitive:

Paragraph	
9.1 and 9.2	general obligation of disclosure
9.10(a)	alterations to capital structure
9.11 and 9.12	notification of major interests in shares
15.3, 15.9, 15.13 and 15.15	purchase of own securities
16.13 and 16.15	notification of directors' interests; and

(g) "regulated market" means any regulated market defined as such in the Insider Dealing (Securities and Regulated Markets) Order 1994, as amended or supplemented by any further order made under section 60(1) of the Criminal Justice Act 1993.

Dealings by directors and relevant employees

Purpose of dealing

2. A director must not deal in any securities of the listed company on considerations of a short term nature. A director must take reasonable steps to prevent any dealings by or on behalf of any person connected with him (within the meaning of section 346 of the Companies Act 1985) in any securities of the listed company on considerations of a short term nature.

Dealing in close periods

3. A director must not deal in any securities of the listed company during a "close period". A close period is:

(a) the period of two months immediately preceding the preliminary announcement of the company's annual results or, if shorter, the period from the relevant financial year end up to and including the time of the announcement; and

(b) if the company reports on a half-yearly basis, the period of two months immediately preceding the

ShareMark
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

REGULATORY NOTE

ShareMark is not a Recognised Investment Exchange and the shares traded on ShareMark may be unlisted. It may be difficult for investors to buy and sell those shares and obtain reliable information about their value or the extent of the risks to which the shares price is exposed. The share prices of the shares traded on ShareMark may fluctuate and could fall against the investors' interests. The share prices may be subject to sudden and large falls in value given the restricted marketability of the shares. Investors may get back less than their initial investment.



Application Form

For your company to be traded on **ShareMark™**

ShareMark™

Part A – Details of the Corporate Participant

Full Name of Company:

Company Registration Number:

Registered Office:

Date of Incorporation:

Dates and Details of Previous Company Name Changes:

Head Office Address (if different to Registered Office):

Telephone Number:

Facsimile Number:

Website address:

Application Contact Name:

Position:

Telephone Number:

Facsimile Number:

Email address:

Part B – Details of the Participant's Directors, Key Staff & Advisers:

Full names and positions of all Executive Directors:
(please attach copies of CVs)

Full names of all Non-Executive Directors:

Full name of Company Secretary:
(please attach a CV)

Name of Auditors:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Name of Legal Advisers:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Name of Registrars:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Name of Bankers:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Part C – Corporate Structure & Principal Activities

Principal Activities of the Company:

Names and addresses of subsidiary companies, extent of ownership, company registration numbers and principal activities
(please attach a group structure chart)

Details of any legal or arbitration proceedings current, pending or concluded within the last 12 months:

Part D – Share Capital of the Company

Details of total authorised and issued share capital (to include fully and partly paid capital and different classes):

Details of other securities or options authorised and issued, including exercise dates:

Classes of shares to be dealt on **ShareMark**:

Details and quantity held of any legal or beneficial owner holding in excess of 3% of the voting rights in the Firm:

Dividend dates and details of dividends paid in last 3 years:

Are the shares to be dealt on **ShareMark** already CREST settleable? If so, please provide ISIN number:

Do you wish to receive details of The Share Centre's:

Share Account facilities? YES / NO

All Employee Share Ownership Plans (Shares@Work)? YES / NO

Please indicate your prefered date for **ShareMark** trading to commence   /   /

Do you wish to raise new finance as part of your Company's introduction to **ShareMark**

If so, please provide summary details: YES / NO

Part E – Continuation Section

Part F – Declaration

We declare that the information supplied in this document and all enclosures are complete, correct and not misleading. We further declare that we are unaware of any information or circumstances that would materially alter the accuracy or validity of the information contained in this document. We undertake to advise The Share Centre Limited should anything occur which would render the information contained in this document incomplete, inaccurate or misleading.

We have read and understood the **ShareMark** Code of Practice.

Director: ______________________

Signature: ______________________

Date: ______________________

Director: ______________________

Signature: ______________________

Date: ______________________

for and on behalf of: ______________________

ShareMark
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk



Declaration of a Director's Business Activities

Please complete a separate Declaration for each Director.
Photocopies of this form are acceptable

ShareMark™

(please copy as required)

SURNAME & INITIALS | | COMPANY | |

Before completing please read notes at the end of this form)

1 . State:

(a) any former surname(s) ____________________

(b) date of birth ____________________

(c) present forename(s) and any former forename(s) ____________________

(d) residential address ____________________

(e) nationality and former nationality, if any ____________________

(f) professional qualifications, if any ____________________

2. Are you a director or shadow director of any other company or a partner in any partnership? YES / NO

If yes, state the name of any such company or partnership, the nature of business where this is not indicated in the title, and date you became a director or partner. If you are a director of any company which has securities listed on the London Stock Exchange ("the Exchange") it is not necessary to state the name of any subsidiary of that company of which you are also a director.

3. Have you at any time been adjudged bankrupt or sequestrated either in the United Kingdom or elsewhere? YES / NO

If so, state the court by which you were adjudged bankrupt and, if discharged, the date and conditions on which you were granted your discharge.

4. Have you at any time been a party to a deed of arrangement or any form of voluntary arrangement (as defined in Part VIII of the Insolvency Act 1986)? If so, give full particulars. YES / NO

5. Are there any unsatisfied judgements outstanding against you? If so, give full particulars. YES / NO

6. Has any company been put into compulsory liquidation or had an administrator or an administrative or other receiver appointed during the period when you were (or within the preceding twelve months had been) one of its directors or shadow directors? YES / NO Has any partnership been put into compulsory liquidation or been sequestrated during the period when you were (or within the preceding twelve months had been) one of its partners? YES / NO

If so, in each case state the name, nature of business, date of commencement of winding up, administration or receivership and the amount involved together with an indication of the outcome or current position.

7. Have you at any time or has a company of which you were a director or shadow director at the time of the offence been convicted in the United Kingdom or elsewhere of any offence involving fraud or dishonesty or an offence under legislation (whether or not of the United Kingdom) relating to companies (including insider dealing), building societies, industrial and provident societies, credit unions, friendly societies, insurance, banking or other financial services, securities, insolvency, consumer credit or consumer protection? YES / NO

If so, state the court by which you were or the company was convicted, the date of conviction and full particulars of the offence and the penalty imposed. (By virtue of section 189 of the Financial Services Act 1986 details must be disclosed of all convictions of the kind described above even though they may be "spent convictions" within the meaning of that expression contained in the Rehabilitation of Offenders Act 1974).

---

8. Have you, in the United Kingdom or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been:

(a) investigated by an inspector appointed under companies legislation, or other securities enactments or by any other regulatory body; or
(b) required to produce books and papers to the Secretary of State;

in relation to any matter arising at a time during which you were concerned in that company or partnership? If the investigation is or was confidential, the question may be answered simply "yes". In such a case **ShareMark** may seek additional information directly and in confidence from you. YES / NO

---

9. Have you, in connection with the formation or management of any company, partnership or unincorporated institution been adjudged by a court in the United Kingdom or elsewhere civilly liable for any fraud, misfeasance or other misconduct by you towards it or towards any of its members? If so, give full particulars. YES / NO

---

10. Have you ever been disqualified by a court from acting as a director of a company, or from acting in the management or conduct of the affairs of any company? If so, give full particulars. YES / NO

---

11. Have you, in the United Kingdom or elsewhere, been refused admission to or renewal of membership of any professional body, trade society, institution or association, or investment exchange or been censured or disciplined or had membership withdrawn by any such body to which you belong or belonged or have you held a practising certificate subject to conditions? If so, give full particulars. YES / NO

---

12. Is there any other information material to your directorship of this company, the omission of which might effect the import of the information contained on this form? If so, give full particulars. YES / NO

NOTE
1. Please answer all questions and if a question is answerable in the negative, please answer "No". Do not leave any section blank.
2. If insufficient space is provided for completion of any paragraph, additional information may be entered on a separate sheet of paper duly signed and attached.
3. In this declaration, the term "company" means a body corporate wherever incorporated or otherwise established, "director" has the meaning set out as in section 741(1) of the Companies Act 1985, and "shadow director" has the meaning set out as in section 741(2) of the Companies Act 1985.

ShareMark
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

To: The Directors
The Share Centre Limited
PO Box 2000
AYLESBURY
Bucks HP21 8ZB

We, the undersigned, hereby apply for deals in the issued share capital of our company to be matched by the ShareMark® dealing facility. We acknowledge that ShareMark® is a matching facility run by The Share Centre Limited and is not a designated or recognised investment exchange, as defined by the Financial Services and Markets Act 2000. Only Authorised Stockbrokers and Account Customers of The Share Centre Limited may engage in dealings in ShareMark®, which may include private, corporate and institutional Account Customers, as well as trustees and members of other UK trading exchanges.

We acknowledge that ShareMark® seeks to match deals in the issued share capital of our company by way of an auction-based matching algorithm and that the intellectual property rights of the algorithm are owned by The Share Centre Limited.

We understand that the price and depth of orders and trading volumes in our share capital will be publicly displayed by appropriate means, as determined by The Share Centre from time to time.

We accept that it may still be difficult for investors to deal in our shares and obtain reliable information about their value or the extent of the risks to which the share price is exposed. We also accept that the share price of our company and the dividend yield on the shares may fluctuate and may fall against investors' interests. We understand that the share price may be subject to sudden and large falls in value, given the restricted marketability of the shares.

We accept that you have the right to postpone or cancel any auction or refuse to accept or to subsequently delete any order(s) within ShareMark® and to terminate this agreement at any time without prior notice, where there has been a material breach of the ShareMark® Code of Practice, without liability. Otherwise, should either party wish to terminate this Agreement, written notice must be provided to the other party, no less than 90 days before the proposed termination date.

We have read, understood and accept the ShareMark® Dealing Facility Code of Practice, which may be amended from time to time.

Signed: ______________________

Name: ______________________

Director on behalf of: ______________________

Date: ______________________

AF3 Direct Debit for Quarterly Fees

Instructions to your Bank or Building Society to pay by Direct Debit

DIRECT Debit

Please complete this form and return it to:
ShareMark Applications & Authorisation, The Share Centre Ltd, PO Box 2000, AYLESBURY, Bucks HP21 8ZB.

NAME OF BANK/BUILDING SOCIETY
BRANCH ADDRESS

SORT CODE							NAMES OF ACCOUNT HOLDERS	

BANK OR BUILDING SOCIETY ACCOUNT NO								

THE SHARE CENTRE REFERNCE NUMBER (to be completed by The Share Centre)

ORIGINATOR'S IDENTIFICATION NUMBER:	9	7	4	1	3	3

Instruction to your Bank or Building Society
Please pay ShareMark® Direct Debits from the account detailed in this instruction subject to the safeguards assured by the Direct Debit Guarantee. I understand that this instruction may remain with The Share Centre Ltd and, if so, details will be passed electronically to my Bank/Building Society.

SIGNATURE	NAME
COMPANY	DATE

This guarantee should be detached and retained by the payer.

The Direct Debit Guarantee

DIRECT Debit

This Guarantee is offered by all Banks and Building Societies that take part in the Direct Debit Scheme. The efficiency and security of the Scheme is monitored and protected by your own Bank or Building Society. If the amounts to be paid or the payment dates change The Share Centre will notify you 10 working days in advance of your account being debited or as otherwise agreed. If an error is made by The Share Centre or your Bank or Building Society you are guaranteed a full and immediate refund from your branch of the amount paid. You can cancel a Direct Debit at any time by writing to your Bank or Building Society. In this event, please also send a copy of your letter to us.

STATUTORY INSTRUMENTS

1995 No. 1537

FINANCIAL SERVICES

The Public Offers of Securities Regulations 1995

Approved by Parliament

Made - - - -	*14th June 1995*
Coming into force	*19th June 1995*

LONDON: HMSO

£5.60 net

1995 No. 1537

FINANCIAL SERVICES

The Public Offers of Securities Regulations 1995

Approved by Parliament

Made - - - -	*14th June 1995*
Coming into force -	*19th June 1995*

ARRANGEMENT OF REGULATIONS

SCHEDULES

Whereas the Treasury are a government department designated(a) for the purposes of section 2(2) of the European Communities Act 1972(**b**) in relation to listing of securities on a stock exchange and information concerning listed securities and also in relation to measures relating to prospectuses on offers of transferable securities to the public;

And whereas a draft of these Regulations has been approved by a resolution of each House of Parliament under section 2(2) of and paragraph 2(2) of Schedule 2 to that Act;

Now, therefore, the Treasury, in exercise of the powers conferred upon them by section 2(2) of that Act and of all other powers enabling them in that behalf, hereby make the following Regulations:–

PART I
GENERAL

Citation, commencement and extent

1.—(1) These Regulations may be cited as the Public Offers of Securities Regulations 1995 and shall come into force on 19th June 1995.

(2) These Regulations extend to Northern Ireland.

Interpretation

2.—(1) In these Regulations, except where the context otherwise requires–

"the Act" means the Financial Services Act 1986(**c**);

"approved exchange" means, in relation to dealings in securities, a recognised investment exchange approved by the Treasury for the purposes of these Regulations either generally or in relation to such dealings, and the Treasury shall give notice in such manner as they think appropriate of the exchanges which are for the time being approved;

"body corporate" shall be construed in accordance with section 207(1) of the Act;

"convertible securities" means–

(i) securities falling within paragraph 2 of Schedule 1 to the Act which can be converted into or exchanged for, or which confer rights to acquire, securities; or

(ii) securities falling within paragraph 4 or 5 of that Schedule;

and "conversion" in relation to convertible securities means their conversion into or exchange for, or the exercise of rights conferred by them to acquire, other securities ("underlying securities");

"credit institution" has the same meaning as it has for the purposes of paragraph 3 of Schedule 11A to the Act;

"director" shall be construed in accordance with section 207(1) of the Act;

"ecu" has the same meaning as it has for the purposes of paragraph 3 of Schedule 11A to the Act;

"European institution" has the same meaning as in the Banking Coordination (Second Council Directive) Regulations 1992(**d**);

"Euro-securities" has the same meaning as it has for the purposes of paragraph 3 of Schedule 11A to the Act;

"financial institution" has the same meaning as it has for the purposes of paragraph 3 of Schedule 11A to the Act;

(**a**) S.I. 1992/1315.
(**b**) 1972 c.68.
(**c**) 1986 c.60.
(**d**) S.I. 1992/3218.

"group" has the meaning given in section 207(1) of the Act;

"home-regulated investment business" has the same meaning as in the Banking Coordination (Second Council Directive) Regulations 1992;

"issuer", in relation to any securities, means the person by whom they have been or are to be issued;

"member State" means a State which is a Contracting Party to the Agreement on the European Economic Area signed at Oporto on 2nd May 1992(**a**) as adjusted by the Protocol signed at Brussels on 17th March 1993(**b**);

"private company" has the meaning given in section 1(3) of the Companies Act 1985(**c**);

"the registrar of companies", in relation to a prospectus relating to any securities, means–

(a) if the securities are or are to be issued by a company incorporated in Great Britain, the registrar of companies in England and Wales or the registrar of companies in Scotland according to whether the company's registered office is in England and Wales or in Scotland;

(b) if the securities are or are to be issued by a company incorporated in Northern Ireland, the registrar of companies for Northern Ireland;

(c) in any other case, any of those registrars;

"recognised investment exchange" has the meaning given in section 207(1) of the Act;

"securities" means investments to which Part II of these Regulations applies; and

"sale" includes any disposal for valuable consideration.

(2) In the application of these Regulations to Scotland, references to a matter being actionable at the suit of a person shall be construed as references to the matter being actionable at the instance of that person.

(3) References to the Companies Act 1985 include references to the corresponding Northern Ireland provision.

PART II

PUBLIC OFFERS OF UNLISTED SECURITIES

Investments to which this Part applies

3.—(1) This Part of these Regulations applies to any investment which–

(a) is not admitted to official listing, nor the subject of an application for listing, in accordance with Part IV of the Act; and

(b) falls within paragraph 1, 2, 4 or 5 of Schedule 1 to the Act.

(2) In the application of those paragraphs for the purposes of these Regulations–

(a) debentures having a maturity of less than one year from their date of issue shall be deemed to be excluded from paragraph 2;

(b) the note to paragraph 1 shall have effect with the omission of the words ", except in relation to any shares of a class defined as deferred shares for the purposes of section 119 of the Building Societies Act 1986,";

(c) paragraphs 4 and 5 shall have effect with the omission of references to investments falling within paragraph 3; and

(d) paragraph 4 shall have effect as though after the words "subscribe for" there were inserted "or acquire".

Registration and publication of prospectus

4.—(1) When securities are offered to the public in the United Kingdom for the first time the offeror shall publish a prospectus by making it available to the public, free of charge,

(**a**) OJ No. L1, 3.1.94, p. 3.
(**b**) OJ No. L1, 3.1.94, p. 572.
(**c**) 1985 c.6.

at an address in the United Kingdom, from the time he first offers the securities until the end of the period during which the offer remains open.

(2) The offeror shall, before the time of publication of the prospectus, deliver a copy of it to the registrar of companies for registration.

(3) Paragraph (2) and regulations 5, 6 and 8 to 15 shall not apply to a prospectus submitted for approval in accordance with listing rules made under section 156A of the Act.

Offers of securities

5. A person is to be regarded as offering securities if, as principal–

(a) he makes an offer which, if accepted, would give rise to a contract for the issue or sale of the securities by him or by another person with whom he has made arrangements for the issue or sale of the securities; or

(b) he invites a person to make such an offer;

but not otherwise; and, except where the context otherwise requires, in this Part of these Regulations "offer" and "offeror" shall be construed accordingly.

Offers to the public in the United Kingdom

6. A person offers securities to the public in the United Kingdom if, to the extent that the offer is made to persons in the United Kingdom, it is made to the public; and, for this purpose, an offer which is made to any section of the public, whether selected as members or debenture holders of a body corporate, or as clients of the person making the offer, or in any other manner, is to be regarded as made to the public.

Exemptions

7.—(1) For the purposes of these Regulations, an offer of securities shall be deemed not to be an offer to the public in the United Kingdom if, to the extent that the offer is made to persons in the United Kingdom–

(a) the condition specified in any one of the sub-paragraphs of paragraph (2) is satisfied in relation to the offer; or

(b) paragraph (3) applies in relation to the offer.

(2) The following are the conditions specified in this paragraph–

(a) the securities are offered to persons–

(i) whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

(ii) who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses;

or are otherwise offered to persons in the context of their trades, professions or occupations;

(b) the securities are offered to no more than fifty persons;

(c) the securities are offered to the members of a club or association (whether or not incorporated) and the members can reasonably be regarded as having a common interest with each other and with the club or association in the affairs of the club or association and in what is to be done with the proceeds of the offer;

(d) the securities are offered to a restricted circle of persons whom the offeror reasonably believes to be sufficiently knowledgeable to understand the risks involved in accepting the offer;

(e) the securities are offered in connection with a bona fide invitation to enter into an underwriting agreement with respect to them;

(f) the securities are the securities of a private company and are offered by that company to–

(i) members or employees of the company;

(ii) members of the families of any such members or employees; or

(iii) holders of securities issued by the company which fall within paragraph 2 of Schedule 1 to the Act;

(g) the securities are offered to a government, local authority or public authority, as defined in paragraph 3 of Schedule 1 to the Act;

(h) the total consideration payable for the securities cannot exceed ecu 40,000 (or an equivalent amount);

(i) the minimum consideration which may be paid for securities acquired pursuant to the offer is at least ecu 40,000 (or an equivalent amount);

(j) the securities are denominated in amounts of at least ecu 40,000 (or an equivalent amount);

(k) the securities are offered in connection with a takeover offer;

(l) the securities are offered in connection with a merger within the meaning of Council Directive No. 78/855/EEC(**a**);

(m) the securities are shares and are offered free of charge to any or all of the holders of shares in the issuer;

(n) the securities are shares, or investments falling within paragraph 4 or 5 of Schedule 1 to the Act relating to shares, in a body corporate and are offered in exchange for shares in the same body corporate, and the offer cannot result in any increase in the issued share capital of the body corporate;

(o) the securities are issued by a body corporate and offered–

(i) by the issuer;

(ii) only to qualifying persons; and

(iii) on terms that a contract to acquire any such securities may be entered into only by the qualifying person to whom they were offered or, if the terms of the offer so permit, any qualifying person;

(p) the securities result from the conversion of convertible securities and listing particulars or a prospectus relating to the convertible securities were or was published in the United Kingdom under or by virtue of Part IV of the Act, Part III of the Companies Act 1985 or these Regulations;

(q) the securities are issued by–

(i) a charity within the meaning of section 96(1) of the Charities Act 1993(**b**);

(ii) a housing association within the meaning of section 5(1) of the Housing Act 1985(**c**);

(iii) an industrial or provident society registered in accordance with section 1(2)(b) of the Industrial and Provident Societies Act 1965(**d**); or

(iv) a non-profit making association or body, recognised by the country or territory in which it is established, with objectives similar to those of a body falling within any of paragraphs (i) to (iii);

and the proceeds of the offer will be used for the purposes of the issuer's objectives;

(r) the securities offered are shares and ownership of the securities entitles the holder–

(i) to obtain the benefit of services provided by a building society within the meaning of section 119(1) of the Building Societies Act(**e**), an industrial or provident society registered in accordance with section 1(2) of the Industrial and Provident Societies Act 1965 or a body of a like nature established in a member State; or

(ii) to membership of such a body;

(s) the securities offered are Euro-securities and are not the subject of advertising likely to come to the attention of persons who are not professionally experienced in matters relating to investment;

(t) the securities are of the same class, and were issued at the same time, as securities in respect of which a prospectus has been published under or by virtue of Part IV of the Act, Part III of the Companies Act 1985 or these Regulations;

(u) the securities are not transferable.

(3) This paragraph applies in relation to an offer where the condition specified in one

---

(**a**) OJ No. L295, 20.10.78, p. 36.
(**b**) 1993 c.10.
(**c**) 1985 c.68.
(**d**) 1965 c.12.
(**e**) 1986 c.53.

relevant sub-paragraph is satisfied in relation to part, but not the whole, of the offer and, in relation to each other part of the offer, the condition specified in a different relevant sub-paragraph is satisfied.

(4) For the purposes of paragraph (3), "relevant sub-paragraph" means any of sub-paragraphs (a) to (g), (k) to (n), (p), (q) and (t) of paragraph (2).

(5) For the purposes of this regulation, "shares", except in relation to a takeover offer, means investments falling within paragraph 1 of Schedule 1 to the Act.

(6) For the purposes of determining whether the condition specified in sub-paragraph (b) or (h) of paragraph (2) is satisfied in relation to an offer, the offer shall be taken together with any other offer of securities of the same class which was–

(a) made by the same person;

(b) open at any time within the period of 12 months ending with the date on which the offer is first made; and

(c) deemed not to be an offer to the public in the United Kingdom by virtue of that condition being satisfied.

(7) In determining for the purposes of paragraph (2)(d) whether a person is sufficiently knowledgeable to understand the risks involved in accepting an offer of securities, any information supplied by the offeror shall be disregarded, apart from information about–

(a) the issuer of the securities, or

(b) if the securities confer the right to acquire other securities, the issuer of those other securities.

(8) For the purposes of paragraph (2)(f)–

(a) the members of a person's family are the person's husband or wife, widow or widower and children (including stepchildren) and their descendants, and any trustee (acting in his capacity as such) of a trust the principal beneficiary of which is the person himself or herself, or any of those relatives; and

(b) regulation 3(2)(a) shall not apply.

(9) For the purposes of determining whether the condition mentioned in sub-paragraph (h), (i) or (j) of paragraph (2) is satisfied in relation to an offer, an amount, in relation to an amount denominated in ecu, is an "equivalent amount" if it is an amount of equal value, calculated at the latest practicable date before (but in any event not more than 3 days before) the date on which the offer is first made, denominated wholly or partly in another currency or unit of account.

(10) For the purposes of paragraph (2)(k), "takeover offer" means–

(a) an offer which is a takeover offer within the meaning of Part XIIIA of the Companies Act 1985 (or would be such an offer if that Part of that Act applied in relation to any body corporate); or

(b) an offer made to all the holders of shares, or of shares of a particular class, in a body corporate to acquire a specified proportion of those shares ("holders" and "shares" being construed in accordance with that Part);

but in determining for the purposes of sub-paragraph (b) whether an offer is made to all the holders of shares, or of shares of any class, the offeror, any associate of his (within the meaning of section 430E of that Act) and any person whose shares the offeror or any such associate has contracted to acquire shall not be regarded as holders of the shares.

(11) For the purposes of paragraph (2)(m), "holders of shares" means the persons who, at the close of business on a date specified in the offer and falling within the period of 28 days ending with the date on which the offer is first made, were holders of such shares.

(12) For the purposes of paragraph (2)(o), a person is a "qualifying person", in relation to an issuer, if he is a bona fide employee or former employee of the issuer or of another body corporate in the same group or the wife, husband, widow, widower or child or stepchild under the age of eighteen of such an employee or former employee.

Form and content of prospectus

8.—(1) Subject to regulation 11 and to paragraphs (2), (4), (5) and (6), a prospectus shall

contain the information specified in Parts II to X of Schedule 1 to these Regulations (which shall be construed in accordance with Part I of that Schedule).

(2) Where the requirement to include in a prospectus any information (the "required information") is inappropriate to the issuer's sphere of activity or to its legal form or to the securities to which the prospectus relates, the requirement–

(a) shall have effect as a requirement that the prospectus contain information equivalent to the required information; but

(b) if there is no such equivalent information, shall not apply.

(3) The information in a prospectus shall be presented in as easily analysable and comprehensible a form as possible.

(4) Where, on the occasion of their admission to dealings on an approved exchange, securities falling within paragraph 1 of Schedule 1 to the Act are offered on a pre-emptive basis to some or all of the existing holders of such securities, a body or person designated for the purposes of this paragraph by the Treasury shall have power to authorise the omission from a prospectus subject to this regulation of specified information provided that up-to-date information equivalent to that which would otherwise be required by this regulation is available as a result of the requirements of that approved exchange.

In this paragraph, "specified information" means information specified in paragraphs 41 to 47 of Schedule 1 to these Regulations.

(5) Where a class of securities falling within paragraph 1 of Schedule 1 to the Act has been admitted to dealings on an approved exchange, a body or person designated for the purposes of this paragraph by the Treasury shall have power to authorise the making of an offer without a prospectus, provided that–

(a) the number or estimated market value or the nominal value or, in the absence of a nominal value, the accounting par value of the securities offered amounts to less than ten per cent of the number or of the corresponding value of securities of the same class already admitted to dealings; and

(b) up-to-date information equivalent to that required by this regulation is available as a result of the requirements of that approved exchange.

(6) Where a person–

(a) makes an offer to the public in the United Kingdom of securities which he proposes to issue; and

(b) has, within the 12 months preceding the date on which the offer is first made, published a full prospectus relating to a different class of securities which he has issued, or to an earlier issue of the same class of securities,

he may publish, instead of a full prospectus, a prospectus which contains only the differences which have arisen since the publication of the full prospectus mentioned in sub-paragraph (b) and any supplementary prospectus and which are likely to influence the value of the securities, provided that the prospectus is accompanied by that full prospectus and any supplementary prospectus or contains a reference to it or them; and, for this purpose, a full prospectus is one which contains the information specified in Parts II to X of Schedule 1 (other than any information whose omission is authorised by or under paragraph (2) or (4) or regulation 11).

General duty of disclosure in prospectus

9.—(1) In addition to the information required to be included in a prospectus by virtue of regulation 8 a prospectus shall (subject to these Regulations) contain all such information as investors would reasonably require, and reasonably expect to find there, for the purpose of making an informed assessment of–

(a) the assets and liabilities, financial position, profits and losses, and prospects of the issuer of the securities; and

(b) the rights attaching to those securities.

(2) The information to be included by virtue of this regulation shall be such information as is mentioned in paragraph (1) which is within the knowledge of any person responsible for the prospectus or which it would be reasonable for him to obtain by making enquiries.

(3) In determining what information is required to be included in a prospectus by virtue of this regulation regard shall be had to the nature of the securities and of the issuer of the securities.

(4) For the purposes of this regulation "issuer", in relation to a certificate or other instrument falling within paragraph 5 of Schedule 1 to the Act, means the person who issued or is to issue the securities to which the certificate or instrument relates.

Supplementary prospectus

10.—(1) Where a prospectus has been registered under this Part of these Regulations in respect of an offer of securities and at any time while an agreement in respect of those securities can be entered into in pursuance of that offer–

(a) there is a significant change affecting any matter contained in the prospectus whose inclusion was required by regulation 8 or 9; or

(b) a significant new matter arises the inclusion of information in respect of which would have been so required if it had arisen when the prospectus was prepared; or

(c) there is a significant inaccuracy in the prospectus,

the offeror shall deliver to the registrar of companies for registration, and publish in accordance with paragraph (3), a supplementary prospectus containing particulars of the change or new matter or, in the case of an inaccuracy, correcting it.

(2) In paragraph (1) "significant" means significant for the purpose of making an informed assessment of the matters mentioned in regulation 9(1)(a) and (b).

(3) Regulation 4(1) shall apply to a supplementary prospectus delivered for registration to the registrar of companies in the same way as it applies to a prospectus except that the obligation to publish the supplementary prospectus shall begin with the time it is delivered for registration to the registrar of companies.

(4) Where the offeror is not aware of the change, new matter or inaccuracy in question he shall not be under any duty to comply with paragraphs (1) and (3) unless he is notified of it by a person responsible for the prospectus; but any person responsible for the prospectus who is aware of such a matter shall be under a duty to give him notice of it.

(5) Where a supplementary prospectus has been registered under this regulation in respect of an offer, the preceding paragraphs of this regulation have effect as if any reference to a prospectus were a reference to the prospectus originally registered and that supplementary prospectus, taken together.

Exceptions

11.—(1) The Treasury or the Secretary of State may authorise the omission from a prospectus or supplementary prospectus of information whose inclusion would otherwise be required by these Regulations if they or he consider that disclosure of that information would be contrary to the public interest.

(2) An offeror may omit from a prospectus or supplementary prospectus information with respect to an issuer whose inclusion would otherwise be required by these Regulations if–

(a) he is not that issuer, nor acting in pursuance of an agreement with that issuer;

(b) the information is not available to him because he is not that issuer; and

(c) he has been unable, despite making such efforts (if any) as are reasonable, to obtain the information.

(3) The competent authority for the purposes of Part IV of the Act ("the competent authority") may authorise the omission from a prospectus or supplementary prospectus of information whose inclusion would otherwise be required by these Regulations, if–

(a) the information is of minor importance only, and is not likely to influence assessment of the issuer's assets and liabilities, financial position, profits and losses and prospects; or

(b) disclosure of that information would be seriously detrimental to the issuer and its omission would not be likely to mislead investors with regard to facts and circumstances necessary for an informed assessment of the securities.

(4) Paragraph (4) of regulation 9 applies for the purposes of paragraph (3) as it applies for the purposes of that regulation.

(5) The competent authority may make rules providing for the payment of fees to it for the discharge of its functions under paragraph (3).

(6) Section 156 of the Act shall apply to rules made under paragraph (5) as it applies to listing rules.

Advertisements etc. in connection with offer of securities

12. An advertisement, notice, poster or document (other than a prospectus) announcing a public offer of securities for which a prospectus is or will be required under this Part of these Regulations shall not be issued to or caused to be issued to the public in the United Kingdom by the person proposing to make the offer unless it states that a prospectus is or will be published, as the case may be, and gives an address in the United Kingdom from which it can be obtained or will be obtainable.

Persons responsible for prospectus

13.—(1) For the purpose of this Part of these Regulations the persons responsible for a prospectus or supplementary prospectus are–

(a) the issuer of the securities to which the prospectus or supplementary prospectus relates;

(b) where the issuer is a body corporate, each person who is a director of that body corporate at the time when the prospectus or supplementary prospectus is published;

(c) where the issuer is a body corporate, each person who has authorised himself to be named, and is named, in the prospectus or supplementary prospectus as a director or as having agreed to become a director of that body either immediately or at a future time;

(d) each person who accepts, and is stated in the prospectus or supplementary prospectus as accepting, responsibility for, or for any part of, the prospectus or supplementary prospectus;

(e) the offeror of the securities, where he is not the issuer;

(f) where the offeror is a body corporate, but is not the issuer and is not making the offer in association with the issuer, each person who is a director of that body corporate at the time when the prospectus or supplementary prospectus is published; and

(g) each person not falling within any of the foregoing paragraphs who has authorised the contents of, or of any part of, the prospectus or supplementary prospectus.

(2) A person is not responsible under paragraph (1)(a), (b) or (c) unless the issuer has made or authorised the offer in relation to which the prospectus or supplementary prospectus was published; and a person is not responsible for a prospectus or supplementary prospectus by virtue of paragraph (1)(b) if it is published without his knowledge or consent and on becoming aware of its publication he forthwith gives reasonable public notice that it was published without his knowledge or consent.

(3) Where a person has accepted responsibility for, or authorised, only part of the contents of any prospectus or supplementary prospectus, he is responsible under paragraph (1)(d) or (g) only for that part and only if it is included in (or substantially in) the form and context to which he has agreed.

(4) Nothing in this regulation shall be construed as making a person responsible for any prospectus or supplementary prospectus by reason only of giving advice as to its contents in a professional capacity.

(5) Where by virtue of this regulation the issuer of any shares pays or is liable to pay compensation under regulation 14 for loss suffered in respect of shares for which a person has subscribed no account shall be taken of that liability or payment in determining any question as to the amount paid on subscription for those shares or as to the amount paid up or deemed to be paid up on them.

Compensation for false or misleading prospectus

14.—(1) Subject to regulation 15 the person or persons responsible for a prospectus or supplementary prospectus shall be liable to pay compensation to any person who has acquired the securities to which the prospectus relates and suffered loss in respect of them as a result of any untrue or misleading statement in the prospectus or supplementary prospectus or the omission from it of any matter required to be included by regulation 9 or 10.

(2) Where regulation 8 requires a prospectus to include information as to any particular matter on the basis that the prospectus must include a statement either as to that matter or, if such is the case, that there is no such matter, the omission from the prospectus of the information shall be treated for the purposes of paragraph (1) as a statement that there is no such matter.

(3) Subject to regulation 15, a person who fails to comply with regulation 10 shall be liable to pay compensation to any person who has acquired any of the securities in question and suffered loss in respect of them as a result of the failure.

(4) This regulation does not affect any liability which any person may incur apart from this regulation.

(5) References in this regulation to the acquisition by any person of securities include references to his contracting to acquire them or an interest in them.

Exemption from liability to pay compensation

15.—(1) A person shall not incur any liability under regulation 14(1) for any loss in respect of securities caused by any such statement or omission as is there mentioned if he satisfies the court that at the time when the prospectus or supplementary prospectus was delivered for registration he reasonably believed, having made such enquiries (if any) as were reasonable, that the statement was true and not misleading or that the matter whose omission caused the loss was properly omitted and–

(a) that he continued in that belief until the time when the securities were acquired; or

(b) that they were acquired before it was reasonably practicable to bring a correction to the attention of persons likely to acquire the securities in question; or

(c) that before the securities were acquired he had taken all such steps as it was reasonable for him to have taken to secure that a correction was forthwith brought to the attention of those persons; or

(d) that the securities were acquired after such a lapse of time that he ought in the circumstances to be reasonably excused, and, if the securities are dealt in on an approved exchange, that he continued in that belief until after the commencement of dealings in the securities on that exchange.

(2) A person shall not incur any liability under regulation 14(1) for any loss in respect of securities caused by a statement purporting to be made by or on the authority of another person as an expert which is, and is stated to be, included in the prospectus or supplementary prospectus with that other person's consent if he satisfies the court that at the time when the prospectus or supplementary prospectus was delivered for registration he believed on reasonable grounds that the other person was competent to make or authorise the statement and had consented to its inclusion in the form and context in which it was included and–

(a) that he continued in that belief until the time when the securities were acquired; or

(b) that they were acquired before it was reasonably practicable to bring the fact that the expert was not competent or had not consented to the attention of persons likely to acquire the securities in question; or

(c) that before the securities were acquired he had taken all such steps as it was reasonable for him to have taken to secure that that fact was forthwith brought to the attention of those persons; or

(d) that the securities were acquired after such a lapse of time that he ought in the circumstances to be reasonably excused and, if the securities are dealt in on an approved exchange, that he continued in that belief until after the commencement of dealings in the securities on that exchange.

(3) Without prejudice to paragraphs (1) and (2), a person shall not incur any liability under regulation 14(1) for any loss in respect of any securities caused by any such statement or omission as is there mentioned if he satisfies the court–

(a) that before the securities were acquired a correction or, where the statement was such as is mentioned in paragraph (2), the fact that the expert was not competent or had not consented had been published in a manner calculated to bring it to the attention of persons likely to acquire the securities in question; or

(b) that he took all such steps as it was reasonable for him to take to secure such publication and reasonably believed that it had taken place before the securities were acquired.

(4) A person shall not incur any liability under regulation 14(1) for any loss resulting from a statement made by an official person or contained in a public official document which is included in the prospectus or supplementary prospectus if he satisfies the court that the statement is accurately and fairly reproduced.

(5) A person shall not incur any liability under regulation 14(1) or (3) if he satisfies the court that the person suffering the loss acquired the securities in question with knowledge that the statement was false or misleading, of the omitted matter or of the change, new matter or inaccuracy, as the case may be.

(6) A person shall not incur any liability under regulation 14(3) if he satisfies the court that he reasonably believed that the change, new matter or inaccuracy in question was not such as to call for a supplementary prospectus.

(7) In this regulation "expert" includes any engineer, valuer, accountant or other person whose profession, qualifications or experience give authority to a statement made by him; and references to the acquisition of securities include references to contracting to acquire them or an interest in them.

Contraventions

16.—(1) An authorised person who contravenes regulation 4(1) or, where it applies, regulation 4(2), or who contravenes regulation 12, or who assists another person to contravene any of those provisions, shall be treated as having contravened rules made under Chapter V of Part I of the Act or, in the case of a person who is an authorised person by virtue of his membership of a recognised self-regulating organisation or certification by a recognised professional body, the rules of that organisation or body.

(2) A person other than an authorised person who contravenes regulation 4(1) or, where it applies, regulation 4(2), or who contravenes regulation 12, or who assists another person to contravene any of those provisions, shall be guilty of an offence and liable–

(a) on conviction on indictment, to imprisonment for a term not exceeding two years or to a fine or to both;

(b) on summary conviction, to imprisonment for a term not exceeding three months or to a fine not exceeding level 5 on the standard scale.

(3) Without prejudice to any liability under regulation 14, a person shall not be regarded as having contravened regulation 4 by reason only of a prospectus not having fully complied with the requirements of these Regulations as to its form or content.

(4) Any contravention to which this regulation applies shall be actionable at the suit of a person who suffers loss as a result of the contravention subject to the defences and other incidents applying to actions for breach of statutory duty.

(5) In this regulation "authorised person" means a person authorised under Chapter III of Part I of the Act and "recognised professional body" and "recognised self-regulating organisation" have the meanings given in section 207(1) of the Act.

(6) A European institution carrying on home-regulated investment business in the United Kingdom which contravenes regulation 4(1) or, where it applies, 4(2) or which contravenes regulation 12, or which assists another person to contravene any of those provisions, shall be treated for all purposes–

(a) if it is not a member of a recognised self-regulating organisation, as having contravened rules made under Chapter V of Part I of the Act; or

(b) if it is a member of a recognised self-regulating organisation, as having contravened the rules of that organisation;

and the reference in paragraph (2) to a person other than an authorised person shall be treated as not including a reference to such an institution.

PART III

AMENDMENTS TO PART IV OF THE ACT ETC.

Amendments to the Act and other minor and consequential amendments

17. Schedule 2 to these Regulations shall have effect.

Penalties

18. Where these Regulations amend, extend the application of, or modify the effect of, a provision contained in Part IV of the Act and thereby create a new criminal offence which, but for this regulation, would be punishable to a greater extent than is permitted under paragraph 1(1)(d) of Schedule 2 to the European Communities Act 1972(**a**), the maximum punishment for the offence shall be the maximum permitted under that paragraph at the time the offence was committed, on conviction on indictment or on summary conviction, as the case may be.

PART IV

MISCELLANEOUS

Designations

19. For the purposes of Articles 11, 12, 13, 14, 18, 19, 20, 21 and 22 of Council Directive No. 89/298/EEC(**b**) the Treasury may designate such bodies as they think fit and they shall give notice in such manner as they think appropriate of the designations they have made.

Mutual recognition

20. Schedule 4 to these Regulations shall have effect to make provision for the recognition of prospectuses and listing particulars approved in other member States.

Revocation

21. The Companies Act 1985 (Mutual Recognition of Prospectuses) Regulations 1991(**c**) and the Companies (Northern Ireland) Order 1986 (Mutual Recognition of Prospectuses) Regulations (Northern Ireland) 1991(**d**) are hereby revoked.

Registration of documents by the registrar of companies

22. For the purposes of the provisions mentioned in section 735B of the Companies Act 1985(**e**), regulations 4(2) and 10(1) shall be regarded as provisions of the Companies Acts.

Application of Part X of the Act

23.—(1) Section 187(4) of the Act shall apply to the competent authority in the discharge or purported discharge of its functions under these Regulations as it applies to it in the discharge or purported discharge of its functions under Part IV of the Act.

(2) Section 188 of the Act shall apply to proceedings arising out of any act or omission (or proposed act or omission) of the competent authority in the discharge or purported discharge of any function under regulation 11 as it applies to the proceedings mentioned in that section.

(a) 1972 c.68.
(b) OJ No. L124, 5.5.89. p. 8.
(c) S.I. 1991/823. 1987 c.22.
(d) S.R. (N.I.) 1991 No. 187.
(e) 1985 c.6; section 735B was inserted by section 127(5) of the Companies Act 1989 (c.40).

(3) Section 192 of the Act shall apply to a person designated under regulation 19 in respect of any action which he proposes to take or has power to take by virtue of being so designated.

(4) Section 199 of the Act shall apply in relation to an offence under these Regulations as it applies in relation to the offences mentioned in that section.

(5) Subsections (1) and (5) of section 200 of the Act shall apply to applications under these Regulations as they apply to applications under the Act, and to requirements imposed on a person by or under these Regulations as they apply to requirements imposed on a person by or under the Act.

(6) Sections 201(1), 202 and 203 of the Act shall apply to offences under these Regulations as they apply to offences under the Act.

Amendments to regulations made under the Banking Act 1987

24. Schedule 5 to these Regulations shall have effect to amend regulations made under the Banking Act 1987(**a**).

Derek Conway
Timothy Wood
14th June 1995 Two of the Lords Commissioners of Her Majesty's Treasury

SCHEDULE 1

Regulation 8

FORM AND CONTENT OF PROSPECTUS

PART 1

INTERPRETATION

1. In this Schedule, except where the context otherwise requires–

"annual accounts" has the same meaning as in Part VII of the Companies Act 1985;

"control" means the ability, in practice, to determine the actions of the issuer; and "joint control" means control exercised by two or more persons who have an agreement or understanding (whether formal or informal) which may lead to their adopting a common policy in respect of the issuer;

"debentures" means securities falling within paragraph 2 of Schedule 1 to the Act;

"financial year" has the same meaning as in Part VII of the Companies Act 1985;

"group accounts" has the same meaning as in Part VII of the Companies Act 1985;

"the last three years", in relation to an undertaking whose accounts are required to be dealt with in a prospectus, means three completed financial years which immediately precede the date on which the offer is first made and which cover a continuous period of at least 35 months, disregarding a financial year which ends less than three months before the date on which the offer is first made and for which accounts have not been prepared by that date;

"parent undertaking" and "subsidiary undertaking" have the same meaning as in Part VII of the Companies Act 1985;

"state of affairs" means the state of affairs of an undertaking, in relation to its balance sheet, at the end of a financial year;

"subsidiary" and "holding company" have the same meanings as in sections 736 and 736A of the Companies Act 1985; and

"undertaking" has the same meaning as in Part VII of the Companies Act 1985.

(a) S.I. 1991/823 1987 c.22.

PART II

2. The name of the issuer and the address of its registered office.

3. If different, the name and address of the person offering the securities.

4. The names and functions of the directors of the issuer.

5. The date of publication of the prospectus.

6. A statement that a copy of the prospectus has been delivered for registration to the registrar of companies in accordance with regulation 4(2), indicating to which registrar of companies it has been delivered.

7. A statement that the prospectus has been drawn up in accordance with these Regulations.

8. The following words, "If you are in any doubt about the contents of this document you should consult a person authorised under the Financial Services Act 1986 who specialises in advising on the acquisition of shares and other securities", or words to the like effect.

PART III

The Persons Responsible for the Prospectus and Advisers

9. The names, addresses (home or business) and functions of those persons responsible (which in this Part of this Schedule has the same meaning as in regulation 13) for the prospectus or any part of the prospectus, specifying such part.

10.—(1) A declaration by the directors of the issuer (or, if the offeror is not the issuer, by the directors of the offeror) that to the best of their knowledge the information contained in the prospectus is in accordance with the facts and that the prospectus makes no omission likely to affect the import of such information.

(2) Without prejudice to paragraph 45 of this Schedule, a statement by any person who accepts responsibility for the prospectus, or any part of it, that he does so.

PART IV

The Securities to which the Prospectus Relates and the Offer

11. A description of the securities being offered, including the class to which they belong and a description of the rights attaching to them including (where applicable)–
- (a) if the securities are shares, rights as regards–
  - (i) voting;
  - (ii) dividends;
  - (iii) return of capital on the winding up of the issuer;
  - (iv) redemption;

  and a summary of the consents necessary for the variation of any of those rights;
- (b) if the securities are debentures, rights as regards–
  - (i) interest payable;
  - (ii) repayment of principal;
- (c) if the securities are convertible securities–
  - (i) the terms and dates on which the holder of the convertible securities is entitled to acquire the related underlying securities;
  - (ii) the procedures for exercising the entitlement to the underlying securities; and
  - (iii) such information relating to the underlying securities as would have been required under paragraphs (a) or (b) if the securities being offered had been the underlying securities.

12. The date(s) (if any) on which entitlement to dividends or interest arises.

13. Particulars of tax on income from the securities withheld at source, including tax credits.

14. The procedure for the exercise of any right of preemption attaching to the securities.

15. Any restrictions on the free transferability of the securities being offered.

16.—(1) A statement as to whether–

(a) the securities being offered have been admitted to dealings on a recognised investment exchange; or

(b) an application for such admission has been made.

(2) Where no such application for dealings has been made, or such an application has been made and refused, a statement as to whether or not there are, or are intended to be, any other arrangements for there to be dealings in the securities and, if there are, a brief description of such arrangements.

17. The purpose for which the securities are being issued.

18. The number of securities being issued.

19. The number of securities being offered.

20. The total proceeds which it is expected will be raised by the offer and the expected net proceeds, after deduction of the expenses, of the offer.

21. Where the prospectus relates to shares which are offered for subscription, particulars as to–

(a) the minimum amount which, in the opinion of the directors of the issuer, must be raised by the issue of those shares in order to provide the sums (or, if any part of them is to be defrayed in any other manner, the balance of the sums) required to be provided in respect of each of the following–

(i) the purchase price of any property purchased, or to be purchased, which is to be defrayed in whole or in part out of the proceeds of the issue;

(ii) any preliminary expenses payable by the issuer and any commission so payable to any person in consideration of his agreeing to subscribe for, or of his procuring or agreeing to procure subscriptions for, any shares in the issuer;

(iii) the repayment of any money borrowed by the issuer in respect of any of the foregoing matters;

(iv) working capital; and

(b) the amounts to be provided in respect of the matters mentioned otherwise than out of the proceeds of the issue and the sources out of which those amounts are to be provided.

22. The names of any persons underwriting or guaranteeing the offer.

23. The amount or the estimated amount of the expenses of the offer and by whom they are payable, including (except in so far as information is required to be included in the prospectus by section 97(3) of the Companies Act 1985) a statement as to any commission payable by the issuer to any person in consideration of his agreeing to subscribe for securities to which the prospectus relates or of his procuring or agreeing to procure subscriptions for such securities.

24. The names and addresses of the paying agents (if any).

25. The period during which the offer of the securities is open.

26. The price at which the securities are offered or, if appropriate, the procedure, method and timetable for fixing the price.

27. The arrangements for payment for the securities being offered and the arrangements and timetable for their delivery.

28. The arrangements during the period prior to the delivery of the securities being offered relating to the moneys received from applicants including the arrangements for the return of moneys to applicants where their applications are not accepted in whole or in part and the timetable for the return of such moneys.

PART V

GENERAL INFORMATION ABOUT THE ISSUER AND ITS CAPITAL

29. The date and place of incorporation of the issuer. In the case of an issuer not incorporated in the United Kingdom, the address of its principal place of business in the United Kingdom (if any).

30. The place of registration of the issuer and the number with which it is registered.

31. The legal form of the issuer, the legislation under which it was formed and (if different) the legislation now applicable to it.

32. A summary of the provisions in the issuer's memorandum of association determining its objects.

33. If the liability of the members of the issuer is limited, a statement of that fact.

34. The amount of the issuer's authorised share capital and any limit on the duration of the authorisation to issue such share capital.

35. The amount of the issuer's issued share capital.

36. The number and particulars of any listed and unlisted securities issued by the issuer not representing share capital.

37. The number of shares of each class making up each of the authorised and issued share capital, the nominal value of such shares and, in the case of the issued share capital, the amount paid up on the shares.

38. The amount of any outstanding listed and unlisted convertible securities issued by the issuer, the conditions and procedures for their conversion and the number of shares which would be issued as a result of their conversion.

39. If the issuer is a member of a group, a brief description of the group and of the issuer's position in it, stating, where the issuer is a subsidiary, the name of its holding company.

40. Insofar the offeror has the information, an indication of the persons, who, directly or indirectly, jointly or severally, exercise or could exercise control over the issuer and particulars of the proportion of the issuer's voting capital held by such persons.

PART VI

THE ISSUER'S PRINCIPAL ACTIVITIES

41. A description of the issuer's principal activities and of any exceptional factors which have influenced its activities.

42. A statement of any dependence of the issuer on patents or other intellectual property rights, licences or particular contracts, where any of these are of fundamental importance to the issuer's business.

43. Information regarding investments in progress where they are significant.

44. Information on any legal or arbitration proceedings, active, pending or threatened against, or being brought by, the issuer or any member of its group which are having or may have a significant effect on the issuer's financial position.

PART VII

THE ISSUER'S ASSETS AND LIABILITIES; FINANCIAL POSITION AND PROFITS AND LOSSES

45.—(1) If the issuer is a company to which Part VII of the Companies Act 1985 applies otherwise than by virtue of section 700 of that Act–

(a) the issuer's annual accounts for the last three years together with–

(i) a statement by the directors of the issuer that the accounts have been prepared in accordance with the law, and that they accept responsibility for them, or a statement why they are unable to make such a statement;

(ii) the names and addresses of the auditors of the accounts;

(iii) a copy of the auditors' reports on the accounts, within the meaning of section 235 of the Companies Act 1985; and

(iv) a statement by the auditors that they consent to the inclusion of their reports in the prospectus and accept responsibility for them, and have not become aware, since the date of any report, of any matter affecting the validity of that report at that date; or a statement why they are unable to make such a statement; or

(b) a report by a person qualified to act as an auditor with respect to the state of affairs and profit or loss shown by the issuer's annual accounts for the last three years together with–

(i) the name and address of the person responsible for the report;

(ii) if different, the name and address of the person who audited the accounts on which the report is based; and

(iii) a statement by the person responsible for the report that in his opinion the report gives a true and fair view of the state of affairs and profit or loss of the issuer and its subsidiary undertakings, and that he consents to the inclusion of his report in the prospectus and accepts responsibility for it; or a statement why he is unable to make such a statement.

(2) If the issuer is not a company to which Part VII of the Companies Act 1985 applies (or is a company to which that Part of that Act applies by virtue of section 700 of that Act)–

(a) the issuer's accounts (and, if it is a parent undertaking, its subsidiary undertakings' accounts) for the last three years, prepared in accordance with the applicable law, together with–

(i) the name and address of the person responsible for the accounts;

(ii) a statement by the person responsible for the accounts that they have been properly prepared in accordance with the applicable law, and that he accepts responsibility for them, or statement why he is unable to make such a statement;

(iii) the names and addresses of the auditors of the accounts and their reports; and

(iv) a statement by the auditors that they consent to the inclusion of their reports in the prospectus and accept responsibility for them, and have not become aware, since the date of any report, of any matter affecting the validity of that report at that date; or a statement why they are unable to make such a statement; or

(b) a report by a person qualified to act as an auditor with respect to the state of affairs and profit or loss shown by the issuer's accounts (and, if the issuer is a parent undertaking, by its subsidiary undertakings' accounts) for the last three years, such report to be drawn up in accordance with the applicable law, or as if the provisions of the Companies Act 1985 relating to annual accounts applied to the issuer, together with–

(i) the name and address of the person responsible for the report;

(ii) if different, the name and address of the person who audited the accounts on which the report is based; and

(iii) a statement by the person responsible for the report that in his opinion the report gives a true and fair view of the state of affairs and profit or loss of the issuer and its subsidiary undertakings and that he consents to the inclusion of his report in the prospectus and accepts responsibility for it; or a statement why he is unable to make such a statement.

(3) If, in accordance with the law applicable to it, the accounts of an issuer falling within sub-paragraph (2) consist only of consolidated accounts with respect to itself and its subsidiary undertakings, the prospectus is not required by virtue of sub-paragraph (2) to include separate accounts for each undertaking, or to include a report which deals with the accounts of each undertaking separately.

(4) If, in the case of an issuer falling within sub-paragraph (1) or (2), the prospectus would, but for this sub-paragraph, include both separate accounts for the issuer and its subsidiary undertakings and consolidated accounts, either the separate accounts or the consolidated accounts may be omitted from the prospectus if their inclusion would not provide any significant additional information.

(5) If an issuer falling within sub-paragraph (2) is not required by the law applicable to it to have its accounts audited–

(a) if the accounts have not been audited–

(i) the prospectus shall contain a statement to that effect; and

(ii) paragraph (a)(iii) and (iv) or, as the case may be, paragraph (b)(ii) of sub-paragraph (2) shall not apply to the issuer; and

(b) if the accounts have nonetheless been audited, the prospectus shall contain a statement to that effect.

(6) Sub-paragraphs (7) and (8) shall apply in so far as the issuer has not been in existence for the whole of the last three years.

(7) Subject to sub-paragraph (8)–

(a) the requirement in sub-paragraphs (1)(a) and (2)(a) that the prospectus contain accounts for the last three years shall be construed as a requirement that the prospectus contain the accounts which the undertaking concerned was required (by its constitution or by the law under which it is established) to prepare for financial years during its existence, disregarding a financial year which ends less than three months before the date on which the offer is first made and for which accounts have not been prepared by that date; and

(b) the requirement in sub-paragraphs (1)(b) and (2)(b) that the prospectus contain a report with respect to the state of affairs and profit or loss for the last three years shall be construed as a requirement that the prospectus contain a report with respect to the accounts which the undertaking concerned was required (by its constitution or by the law under which it is established) to prepare for financial years during its existence, disregarding a financial year which ends less than three months before the date on which the offer is first made and for which accounts have not been prepared by that date.

(8) If an undertaking has not been required (by its constitution or by the law under which it is established) to prepare any accounts for financial years, the requirement in sub-paragraphs (1) and (2) that the prospectus contain accounts for, or a report with respect to, the last three years shall be construed as a requirement that the prospectus contain a report by a person qualified to act as an auditor which includes–

(a) details of the profit or loss of the undertaking in respect of the period beginning with the date of its formation and ending on the latest practicable date before (but not in any event more than three months before) the date on which the offer is first made, and of its state of affairs at that latest practicable date; and

(b) a statement by the person responsible for the report that in his opinion it gives a true and fair view of the state of affairs and profit or loss of the undertaking and that he consents to the inclusion of his report in the prospectus and accepts responsibility for it; or a statement why he is unable to make such a statement.

(9) If the issuer is a parent undertaking, the requirements of sub-paragraph (1) or, as the case may be, sub-paragraph (2), shall apply to each subsidiary undertaking in respect of any part of the last three years for which information is not otherwise required by those sub-paragraphs.

(10) Where more than nine months have elapsed at the date on which the offer is first made since the end of the last financial year in respect of which accounts or a report are required to be included in the prospectus by this paragraph, there shall also be included in the prospectus–

(a) interim accounts of the undertaking concerned (which need not be audited but which must otherwise be prepared to the standard applicable to accounts required for each financial year) covering the period beginning at the end of the last financial year in respect of which accounts or a report are required to be included in the prospectus by this paragraph, and ending ~~on the latest practicable date before (but not in any event more than three months before) the date on which the offer is first made~~, together with the name and address of the person responsible for the interim accounts and a statement by him that the interim accounts have been properly prepared in accordance with the law applicable to the undertaking, and that he consents to the inclusion of the accounts and statement in the prospectus and accepts responsibility for them; or a statement why he is unable to make such a statement; or

(b) a report by a person qualified to act as an auditor covering the same period with respect to the state of affairs and profit or loss of the undertaking concerned, prepared in accordance with the law applicable to the undertaking, together with the name and address of the person responsible for preparing the report, and a statement by him that he consents to the inclusion of the report in the prospectus and accepts responsibility for it; or a statement why he is unable to make such a statement.

(11) If any interim accounts of the issuer have been published since the end of the last financial year of the issuer in respect of which accounts or a report are required to be included in the prospectus by this paragraph, other than interim accounts included in a prospectus in accordance with sub-paragraph (10), they shall be included in the prospectus, together with–

(a) an explanation of the purpose for which the accounts were prepared;

(b) a reference to the legislation in accordance with which they were prepared; and

(c) the name and address of the person responsible for them, and a statement from him that he consents to the inclusion of the accounts in the prospectus and accepts responsibility for them.

PART VIII

46. A concise description of the directors' existing or proposed service contracts with the issuer or any subsidiary of the issuer, excluding contracts expiring, or determinable by the employing company without payment of compensation within one year, or an appropriate negative statement.

47.—(1) The aggregate remuneration paid and benefits in kind granted to the directors of the issuer during the last completed financial year of the issuer, together with an estimate of the aggregate amount payable and benefits in kind to be granted to the directors, and proposed directors, for the current financial year under the arrangements in force at the date on which the offer is first made.

(2) The interests of each director of the issuer in the share capital of the issuer, distinguishing between beneficial and non-beneficial interests, or an appropriate negative statement.

PART IX

RECENT DEVELOPMENTS IN THE ISSUER'S BUSINESS AND PROSPECTS

48. The significant recent trends concerning the development of the issuer's business since the end of the last completed financial year of the issuer.

49. Information on the issuer's prospects for at least the current financial year of the issuer.

PART X

CONVERTIBLE SECURITIES AND GUARANTEED DEBENTURES

50. Where the prospectus relates to convertible securities, and the issuer of the related underlying securities is not the same as the issuer of the convertible securities, the information specified in this Schedule must be given in respect of the issuer of the convertible securities, and the information specified in paragraph 2 and Parts V, VI, VII, VIII and IX of this Schedule must be given in respect of the issuer of the underlying securities.

51. Where the prospectus relates to debentures which are guaranteed by one or more persons, the name and address and the information specified in Parts V, VI, VII, VIII and IX of this Schedule must also be given in respect of any guarantor who is not an individual.

SCHEDULE 2

Regulation 17

AMENDMENTS TO THE FINANCIAL SERVICES ACT 1986 AND MINOR AND CONSEQUENTIAL AMENDMENTS AND REPEALS

PART I

AMENDMENTS TO PART IV OF THE FINANCIAL SERVICES ACT 1986

1.—(1) Section 142 of the Act shall be amended as follows.

(2) In subsection (7), immediately before the definition of "issuer" there shall be inserted–

""approved exchange" means, in relation to dealings in securities, a recognised investment exchange approved by the Treasury for the purposes of the Public Offers of Securities Regulations 1995 either generally or in relation to such dealings;".

(3) After that subsection, there shall be inserted–

"(7A) For the purposes of this Part of this Act–

(a) a person offers securities if, as principal–

(i) he makes an offer which, if accepted, would give rise to a contract for their issue or sale (which for this purpose includes any disposal for valuable consideration) by him or by another person with whom he has made arrangements for their issue or sale; or

(ii) he invites a person to make such an offer,

but not otherwise; and, except where the context otherwise requires, "offer" and "offeror" shall be construed accordingly; and

(b) whether a person offers securities to the public in the United Kingdom shall be determined in accordance with Schedule 11A to this Act.".

2.—(1) In section 144 of the Act, for subsection (2) there shall be substituted–

"(2) Listing rules shall require as a condition of the admission to the Official List of any securities for which application for admission has been made and which are to be offered to the public in the United Kingdom for the first time before admission–

(a) the submission to, and approval by, the authority of a prospectus in such form and containing such information as may be specified in the rules; and

(b) the publication of that prospectus.

(2A) Listing rules may require as a condition of the admission to the Official List of any other securities–

(a) the submission to, and approval by, the authority of a document (in this Act referred to as "listing particulars") in such form and containing such information as may be specified in the rules; and

(b) the publication of that document;

or, in such cases as may be specified by the rules, the publication of a document other than listing particulars or a prospectus.

(2B) Subsections (2) and (2A) have effect without prejudice to the generality of the power of the competent authority to make listing rules for the purposes of this section."

(2) Schedule 3 to these Regulations shall have effect to insert Schedule 11A into the Act.

(3) After section 154 of the Act there shall be inserted–

"Application of Part IV to prospectuses.

154A. Sections 146 to 152 and 154 above shall apply in relation to a prospectus required by listing rules in accordance with section 144(2) above as they apply in relation to listing particulars, but as if–

(a) any reference to listing particulars were a reference to a prospectus and any reference to supplementary listing particulars were a reference to a supplementary prospectus; and

(b) notwithstanding section 142(7) above, any reference in section 152 above (other than in subsection (1)(b) of that section) to the issuer of securities included a reference to the person offering or proposing to offer them.".

(4) After section 156 of the Act there shall be inserted–

"Approval of prospectus where no application for listing.

156A.—(1) Listing rules may also provide for a prospectus to be submitted to and approved by the competent authority where—

(a) securities are to be offered to the public in the United Kingdom for the first time;

(b) no application for listing of the securities has been made under this Part of this Act; and

(c) the prospectus is submitted by or with the consent of the issuer of the securities.

(2) Listing rules made under subsection (1) above may make provision—

(a) as to the information to be contained in, and the form of, a prospectus submitted under any such rules; and

(b) subject to the provisions of the Public Offers of Securities Regulations 1995, as to the timing and manner of publication of such a prospectus.

(3) Sections 146 to 152 and 154 above shall apply in relation to such a prospectus as they apply in relation to listing particulars but as if—

(a) any reference to listing particulars were a reference to a prospectus and any reference to supplementary listing particulars were a reference to a supplementary prospectus;

(b) in section 146(1) above—

(i) the words "as a condition of the admission of any securities to the Official List" were omitted; and

(ii) for the words "section 144 above" there were substituted "section 156A(1) below";

(c) in section 147(1) above, for the words "under section 144 above and before the commencement of dealings in the securities following their admission to the Official List" there were substituted "under section 156A(1) below and before the end of the period during which the offer to which the prospectus relates remains open";

(d) in subsections (1)(d) and (2)(d) of section 151 above—

(i) the words "that he continued in that belief until after the commencement of dealings in the securities following their admission to the Official List and" were omitted; and

(ii) the words "and, if the securities are dealt in on an approved exchange, that he continued in that belief until after the commencement of dealings in the securities on that exchange" were added at the end;

(e) notwithstanding section 142(7) above, any reference in section 152 above (other than in subsection (1)(b) of that section) to the issuer of securities included a reference to the person offering or proposing to offer them; and

(f) in section 154(1) above, for the words "Where listing particulars are or are to be published in connection with an application for the listing of any securities" there were substituted "Where a prospectus is or is to be published in connection with an application for approval, then, until the end of the period during which the offer to which the prospectus relates remains open,".

(4) Listing rules made under this section may require the payment of fees to the competent authority in respect of a prospectus submitted for approval under the rules.

Publication of prospectus.

156B.—(1) Where listing rules made under section 144(2) above require the publication of a prospectus, it shall not be lawful, before the time of publication of the prospectus, to offer the securities in question to the public in the United Kingdom.

(2) An authorised person who contravenes subsection (1) above shall be treated as contravening rules made under Chapter V of Part I of this Act or, in the case of a person who is an authorised person by virtue of his membership of a recognised self-regulating organisation or certification by a recognised professional body, the rules of that organisation or body.

(3) A person, other than an authorised person, who contravenes subsection (1) above shall be guilty of an offence and liable—

(a) on conviction on indictment, to imprisonment for a term not exceeding two years or to a fine or to both;

(b) on summary conviction, to imprisonment for a term not exceeding three months or a fine not exceeding level 5 on the standard scale.

(4) Without prejudice to any liability under section 150 above, a person shall not be regarded as contravening subsection (1) above by reason only of a prospectus not having fully complied with the requirements of listing rules as to its form or content.

(5) Any contravention of subsection (1) above shall be actionable at the suit of a person who suffers loss as a result of the contravention subject to the defences and other incidents applying to actions for breach of statutory duty."

3. Subsection (3) of section 156B of the Act shall not apply to a European institution carrying on home-regulated investment business in the United Kingdom which contravenes subsection (1) of that section, but it shall be treated for all purposes–

(a) if it is not a member of a recognised self-regulating organisation, as having contravened rules made under Chapter V of Part I of the Act; or

(b) if it is a member of a recognised self-regulating organisation, as having contravened the rules of that organisation.

PART II

Consequential Amendments and Repeals

4. Part V of the Act is hereby repealed.

5. The following provisions of the Act are hereby repealed–

(a) in section 48(5), the words "and rules under that paragraph shall have effect subject to the provisions of Part V of this Act.";

(b) in section 58(1)(d)(ii), the words "or by an approved exchange under Part V of this Act";

(c) section 58(2);

(d) section 192(3);

(e) in Schedule 16, paragraph 16.

6. In section 58 of the Act–

(a) in subsection (1)(d)(ii), after the words "supplementary listing particulars" there shall be inserted ", a prospectus approved in accordance with listing rules made under section 144(2) or 156A(1) below, a supplementary prospectus approved in accordance with listing rules made for the purposes of section 147(1) below as applied by section 154A or 156A(3) below"; and

(b) in subsection (6), for "Subsections (1)(c) and (2) above do" there shall be substituted "Subsection (1)(c) above does".

7. In section 199(1) of the Act, for "133 or 171(2) or (3)" there shall be substituted "or 133".

8. In section 207(1) of the Act, in the definition of "listing particulars", for "144(2)" there shall be substituted "144(2A)".

9. Paragraph 8 of Schedule 15 to the Act is hereby repealed.

10. Sections 198 and 199 of the Companies Act 1989 are hereby repealed.

11. In regulation 3 of the Control of Misleading Advertisements Regulations 1988(**a**)–

(a) In paragraph (1)(b), the words from "except where" to the end of the paragraph; and

(b) in paragraph (2), the words ""approved exchange",";

shall be deleted.

12. In Schedule 9 to the Banking Coordination (Second Council Directive) Regulations 1992(**b**), paragraph 38 is hereby revoked.

SCHEDULE 3

Schedule 2, paragraph 3(2)

OFFERS OF SECURITIES TO THE PUBLIC IN THE UNITED KINGDOM

The following is the Schedule to be inserted into the Act as Schedule 11A–

"SCHEDULE 11A

OFFERS OF SECURITIES TO THE PUBLIC IN THE UNITED KINGDOM

1. A person offers securities to the public in the United Kingdom if–

(a) to the extent that the offer is made to persons in the United Kingdom, it is made to the public; and

(b) paragraph 2 below does not apply in relation to the offer;

and, for this purpose, an offer which is made to any section of the public, whether selected as members or debenture holders of a body corporate, or as clients of the person making the offer, or in any other manner, is to be regarded as made to the public.

2. This paragraph applies in relation to an offer of securities where, to the extent that the offer is made to persons in the United Kingdom–

(a) the condition specified in any one of the paragraphs of sub-paragraph (1) of paragraph 3 below is satisfied in relation to the offer; or

(b) paragraph 4 below applies in relation to the offer.

3.—(1) The following are the conditions specified in this sub-paragraph–

(a) the securities are offered to persons–

(i) whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

---

(**a**) S.I. 1988/915.
(**b**) S.I. 1992/3218.

(ii) who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses,
or are otherwise offered to persons in the context of their trades, professions or occupations;

(b) the securities are offered to no more than fifty persons;

(c) the securities are offered to the members of a club or association (whether or not incorporated) and the members can reasonably be regarded as having a common interest with each other and with the club or association in the affairs of the club or association and in what is to be done with the proceeds of the offer;

(d) the securities are offered to a restricted circle of persons whom the offeror reasonably believes to be sufficiently knowledgeable to understand the risks involved in accepting the offer;

(e) the securities are offered in connection with a bona fide invitation to enter into an underwriting agreement with respect to them;

(f) the securities are offered to a government, local authority or public authority, as defined in paragraph 3 of Schedule 1 to this Act;

(g) the total consideration payable for the securities cannot exceed ecu 40,000 (or an equivalent amount);

(h) the minimum consideration which may be paid for securities acquired pursuant to the offer is at least ecu 40,000 (or an equivalent amount);

(i) the securities are denominated in amounts of at least ecu 40,000 (or an equivalent amount);

(j) the securities are offered in connection with a takeover offer;

(k) the securities are offered in connection with a merger within the meaning of Council Directive No. 78/855/EEC;

(l) the securities are shares and are offered free of charge to any or all of the holders of shares in the issuer;

(m) the securities are shares, or investments falling within paragraph 4 or 5 of Schedule 1 to this Act relating to shares, in a body corporate and are offered in exchange for shares in the same body corporate, and the offer cannot result in any increase in the issued share capital of the body corporate;

(n) the securities are issued by a body corporate and offered–

(i) by the issuer;

(ii) only to qualifying persons; and

(iii) on terms that a contract to acquire any such securities may be entered into only by the qualifying person to whom they were offered or, if the terms of the offer so permit, any qualifying person;

(o) the securities result from the conversion of convertible securities and listing particulars or a prospectus relating to the convertible securities were or was published in the United Kingdom under or by virtue of Part IV of this Act, Part III of the Companies Act 1985 or the Public Offers of Securities Regulations 1995;

(p) the securities are issued by–

(i) a charity within the meaning of section 96(1) of the Charities Act 1993(**a**);

(ii) a housing association within the meaning of section 5(1) of the Housing Act 1985(**b**);

(iii) an industrial or provident society registered in accordance with section 1(2)(b) of the Industrial and Provident Societies Act 1965(**c**); or

(iv) a non-profit making association or body, recognised by the country or territory in which it is established, with objectives similar to those of a body falling within any of sub-paragraphs (i) to (iii) above;

and the proceeds of the offer will be used for the purposes of the issuer's objectives;

(q) the securities offered are shares which are issued by, or ownership of which entitles the holder to membership of or to obtain the benefit of services provided by,–

(i) a building society incorporated under the law of, or of any part of, the United Kingdom;

(ii) any body incorporated under the law of, or of any part of, the United Kingdom relating to industrial and provident societies or credit unions; or

(iii) a body of a similar nature established in a member State;

(**a**) 1993 c.10.
(**b**) 1985 c.68.
(**c**) 1965 c.12.

(r) the securities offered are Euro-securities and are not the subject of advertising likely to come to the attention of persons who are not professionally experienced in matters relating to investment;

(s) the securities are of the same class, and were issued at the same time, as securities in respect of which a prospectus has been published under or by virtue of Part IV of this Act, Part III of the Companies Act 1985 or the Public Offers of Securities Regulations 1995;

(t) the securities are investments falling within paragraph 2 of Schedule 1 to this Act with a maturity of less than one year from their date of issue;

(u) the securities are investments falling within paragraph 3 of Schedule 1 to this Act;

(v) the securities are not transferable.

(2) For the purposes of this paragraph–

"convertible securities" means–

(a) securities falling within paragraph 2 of Schedule 1 to this Act which can be converted into, or exchanged for, or which confer rights to acquire, securities; or

(b) securities falling within paragraph 4 or 5 of that Schedule (as applied for the purposes of section 142(2) of this Act);

and "conversion" in relation to convertible securities means their conversion into or exchange for, or the exercise of rights conferred by them to acquire, other securities;

"credit institution" means a credit institution as defined in Article 1 of Council Directive No. 77/780/EEC(**a**);

"ecu" means the European currency unit as defined in Article 1 of Council Regulation No. 3320/94/EC(**b**) or any Council regulation replacing the same, in either case as amended from time to time;

"Euro-securities" means investments which–

(a) are to be underwritten and distributed by a syndicate at least two of the members of which have their registered offices in different countries or territories;

(b) are to be offered on a significant scale in one or more countries or territories other than the country or territory in which the issuer has its registered office; and

(c) may be acquired pursuant to the offer only through a credit institution or other financial institution;

"financial institution" means a financial institution as defined in Article 1 of Council Directive No. 89/646/EEC(**c**); and

"shares", except in relation to a takeover offer, means investments which are securities by virtue of falling within paragraph 1 of Schedule 1 to this Act (as applied for the purposes of section 142(3) of this Act).

(3) For the purposes of determining whether the condition specified in paragraph (b) or (g) of sub-paragraph (1) above is satisfied in relation to an offer, the offer shall be taken together with any other offer of the same securities which was–

(a) made by the same person;

(b) open at any time within the period of 12 months ending with the date on which the offer is first made; and

(c) not an offer to the public in the United Kingdom by virtue of that condition being satisfied.

(4) In determining for the purposes of paragraph (d) of sub-paragraph (1) above whether a person is sufficiently knowledgeable to understand the risks involved in accepting an offer of securities, any information supplied by the person making the offer shall be disregarded, apart from information about–

(a) the issuer of the securities; or

(b) if the securities confer the right to acquire other securities, the issuer of those other securities.

(5) For the purposes of determining whether the condition specified in paragraph (g), (h) or (i) of sub-paragraph (1) above is satisfied in relation to an offer, an amount, in relation to an amount denominated in ecu, is an "equivalent amount" if it is an amount of equal value, calculated at the latest practicable date before (but in any event not more than 3 days before) the date on which the offer is first made, denominated wholly or partly in another currency or unit of account.

(**a**) OJ No. L322, 17.12.77, p. 30.
(**b**) OJ No. L350, 31.12.94, p. 27.
(**c**) OJ No. L386, 31.12.89, p. 1, amending Council Directive 77/780/EEC (OJ No. L322, 17.12.77, p. 30).

(6) For the purposes of paragraph (j) of sub-paragraph (1) above, "takeover offer" means–

(a) an offer which is a takeover offer within the meaning of Part XIIIA of the Companies Act 1985 (or would be such an offer if that Part of that Act applied in relation to any body corporate); or

(b) an offer made to all the holders of shares, or of shares of a particular class, in a body corporate to acquire a specified proportion of those shares ("holders" and "shares" being construed in accordance with that Part);

but in determining for the purposes of paragraph (b) above whether an offer is made to all the holders of shares, or of shares of any class, the offeror, any associate of his (within the meaning of section 430E of that Act) and any person whose shares the offeror or any such associate has contracted to acquire shall not be regarded as holders of the shares.

(7) For the purposes of paragraph (1) of sub-paragraph (1) above, "holders of shares" means the persons who, at the close of business on a date specified in the offer and falling within the period of 28 days ending with the date on which the offer is first made, were the holders of such shares.

(8) For the purposes of paragraph (n) of sub-paragraph (1) above–

(a) a person is a "qualifying person", in relation to an issuer, if he is a bona fide employee or former employee of the issuer or of another body corporate in the same group or the wife, husband, widow, widower or child or stepchild under the age of eighteen of such an employee or former employee; and

(b) the definition of "issuer" in section 142(7) applies with the omission of the words from "except that" to the end of the definition.

4.—(1) This paragraph applies in relation to an offer where the condition specified in one relevant paragraph is satisfied in relation to part, but not the whole, of the offer and, in relation to each other part of the offer, the condition specified in a different relevant paragraph is satisfied.

(2) For the purposes of this paragraph, "relevant paragraph" means any of paragraphs (a) to (f), (j) to (m), (o), (p) and (s) of paragraph 3(1) above."

SCHEDULE 4

Regulation 20

MUTUAL RECOGNITION OF PROSPECTUSES AND LISTING PARTICULARS

PART I

RECOGNITION FOR THE PURPOSES OF PART IV OF THE FINANCIAL SERVICES ACT 1986 OF PROSPECTUSES AND LISTING PARTICULARS APPROVED IN OTHER MEMBER STATES

1. In this Part of this Schedule–

(a) the term "competent authority" includes a body designated by a member State pursuant to Article 12 of Council Directive No. 89/298/EEC;

(b) "the UK authority" means the competent authority for the purposes of Part IV of the Act.

(c) "European document" means–

(i) listing particulars which have been approved by the competent authority in another member State and which Article 24a of Council Directive No. 80/390/EEC(**a**) requires or paragraph 5 of that article permits to be recognised as listing particulars;

(ii) a prospectus which has been approved by the competent authority in another member State and which Article 24b of Council Directive No. 80/390/EEC(**b**) requires or which paragraph 2 of that article, in referring to paragraph 5 of article 24a of that Directive, permits to be recognised as listing particulars; or

(iii) a prospectus which has been approved by the competent authority in another member State, which Article 21 of Council Directive No. 89/298/EEC requires or which paragraph 4 of that article permits to be recognised and which relates to securities which are the subject of an application for listing in the United Kingdom and which

(**a**) OJ No. L100, 17.4.80, p. 1. Article 24a was inserted in Council Directive No. 80/390/EEC by Council Directive No. 87/345/EEC (OJ No. L185, 4.7.87, p. 81).

(**b**) Article 24b was inserted in Council Directive 80/390/EEC by Council Directive 87/345/EEC and was subsequently amended by Council Directive 90/211/EEC (OJ No. L112, 3.5.90, p. 24).

are to be offered in the United Kingdom prior to admission to listing in the United Kingdom by means of the prospectus;

including in each case any supplement to listing particulars or a prospectus which, before the completion of the preparation of the recognised document for submission to the UK authority pursuant to an application for listing, has been approved pursuant to Article 23 of Council Directive No. 80/390/EEC or Article 18 of Council Directive No. 89/298/EEC by the competent authorities which approved the listing particulars or prospectus.

Where the European document submitted to the UK authority is a translation into English of the document approved by the competent authorities in another member State then, unless the context otherwise requires, the document as translated shall be regarded as the European document rather than the document as approved.

2. In this Part of this Schedule, "recognised European document" means a document consisting of a European document submitted to the UK authority pursuant to an application for listing under section 143 of the Act and, if information is required to be added to it in accordance with listing rules, including that information.

3. Subject to paragraph 4, Part IV of the Act shall apply to a recognised European document as it applies–

(a) in relation to listing particulars, within the meaning of section 144(2) of the Act (in a case where the securities to which it relates will not be offered in the United Kingdom prior to admission to listing in the United Kingdom); or

(b) in relation to a prospectus to which section 144 of the Act applies (in a case where the recognised European document is a prospectus and the securities to which it relates are to be offered in the United Kingdom prior to admission to listing in the United Kingdom).

4. Part IV of the Act shall apply to a recognised European document subject to the following modifications–

(a) nothing in Part IV shall require the approval by the UK authority of a recognised European document which has been approved as described in paragraph 1(c);

(b) in sections 146, 147(1)(a) and 150(2) of the Act, any reference to information specified or required by listing rules or required by the competent authority or to matter whose inclusion was required by listing rules or by the competent authority shall apply as if it were a reference to information required by or to matter whose inclusion was required by the legislation relating to the contents of prospectuses and listing particulars, or by the competent authorities, of the member State where the European document forming part of that recognised European document was approved;

(c) nothing in section 147 of the Act shall require the approval by the UK authority of supplementary listing particulars or a supplementary prospectus which is, or is a translation into English of, a supplement which has been approved pursuant to Article 23 of Council Directive No. 80/390/EEC or Article 18 of Council Directive No. 89/298/EEC by the competent authority which approved the listing particulars or prospectus to which the supplement relates.

5. Subject to paragraphs 1 and 3, references in Part IV of the Act to supplementary listing particulars shall be taken to include references to supplementary prospectuses.

6. This Part of this Schedule shall not apply to listing particulars or a prospectus approved in another member State prior to the coming into force of these Regulations.

PART II

RECOGNITION FOR THE PURPOSES OF PART II OF THESE REGULATIONS OF PROSPECTUSES APPROVED IN OTHER MEMBER STATES

7. In this Part of this Schedule "recognised prospectus" means a prospectus which has been approved in accordance with Article 20 of Council Directive No. 89/298/EEC in another member State and satisfies the requirements of paragraphs (a) to (c) of paragraph 8(1); and where the prospectus has been translated into English, the English version shall be the recognised prospectus.

8.—(1) Where a prospectus has been approved in accordance with Article 20 of Council

Directive No. 89/298/EEC in another member State it shall, subject to sub-paragraph (2), be deemed for the purposes of regulation 4(1) to comply with regulations 8 and 9 of these Regulations provided that–

(a) where the prospectus as approved in the other member State was written in a language other than English, the prospectus has been translated into English and the translation has been certified to be a correct translation in the manner prescribed in regulation 6 of the Companies (Forms) Regulations 1985(a) or the corresponding Northern Ireland provision;

(b) the offer of securities to which the prospectus relates is made in the United Kingdom simultaneously with the making of the offer in the member State where the prospectus was approved or within 3 months after the making of that offer;

(c) there is added to the information contained in the prospectus as approved in the other member State such of the following information as is not included in the prospectus as so approved–

(i) a summary of the tax treatment relevant to United Kingdom resident holders of the securities;

(ii) the names and addresses of the paying agents for the securities in the United Kingdom (if any);

(iii) a statement of how notice of meetings and other notices from the issuer of the securities will be given to United Kingdom resident holders of the securities; and

(d) where a partial exemption or partial derogation has been granted in the other member State pursuant to Council Directive No. 89/298/EEC–

(i) the partial exemption or partial derogation in question is of a type for which a corresponding partial exemption or partial derogation is made in these Regulations; and

(ii) the circumstances that justify the partial exemption or partial derogation also exist in the United Kingdom.

(2) Where, prior to the delivery for registration to the registrar of companies of a prospectus which has been approved in another member State, a supplement to the prospectus has been approved pursuant to Article 23 of Council Directive No. 80/390/EEC or Article 18 of Council Directive No. 89/298/EEC in the member State where the prospectus was approved, the references in sub-paragraph (1) and in paragraph 7 to a prospectus shall be taken to be references to the prospectus taken together with the supplement.

9. Subject to paragraph 8(2), Part II of these Regulations shall apply in relation to a recognised prospectus as it applies in relation to a prospectus to which the said Part II would apply apart from this paragraph except that in regulations 9(1), 10(1)(a) and 14(2) of these Regulations the references to information or any matter required to be included in a prospectus by these Regulations shall be taken to be references to information or any matter required to be included by virtue of the legislation relating to the contents of prospectuses of the member State where the recognised prospectus was approved and by virtue of paragraph 8(1)(c).

PART III

RECOGNITION FOR THE PURPOSES OF THE COMPANIES ACT 1985 OF PROSPECTUSES APPROVED IN OTHER MEMBER STATES

10. In this Part of this Schedule, "recognised prospectus" has the same meaning as in Part II of this Schedule.

11. The provisions of the Companies Act 1985, other than–

(a) section 83; and

(b) in section 84, the words "This is without prejudice to section 83.",

shall apply to a recognised prospectus.

12. A recognised prospectus shall be deemed to comply with sections 97(3) and 693(1)(a) and (d) of the Companies Act 1985.

(a) S.I. 1985/854.

SCHEDULE 5

1.—(1) The Banking Act 1987 (Advertisements) Regulations 1988(**a**) shall be amended as follows.

(2) In regulation 2(4)(a), for the words "to which section 56 of the Companies Act 1985 applies or would apply if not excluded by paragraph (a) or (b) of subsection (5) of that section" there shall be substituted–

"a prospectus to which regulation 8 of the Public Offers of Securities Regulations 1995 applies, or would apply but for regulation 7 of those regulations where–

(i) the prospectus is issued to existing members or debenture holders of a company; and

(ii) the prospectus relates to shares in or debentures of the company,

whether an applicant for shares or debentures will or will not have the right to renounce in favour of other persons".

(3) In regulation 2(4)(b), for the words "a prospectus to which section 72 of that Act applies or would apply if not excluded by paragraph (a) or (b) of subsection (6) of that section" there shall be substituted–

"a prospectus to which regulation 8 of the Public Offers of Securities Regulations 1995 applies, or would apply but for regulation 7 of those regulations where–

(i) the prospectus is issued to existing members or debenture holders of a company; and

(ii) the prospectus relates to shares in or debentures of the company,

whether an applicant for shares or debentures will or will not have the right to renounce in favour of other persons".

(4) In regulation 2(4)(c), for the words from "together with" to the end there shall be substituted–

"together with a prospectus to which regulation 8 of the Public Offers of Securities Regulations 1995 applies, or would apply but for regulation 7 of those regulations where–

(i) the prospectus is issued to existing members or debenture holders of a company; and

(ii) the prospectus relates to shares in or debentures of the company,

whether an applicant for shares or debentures will or will not have the right to renounce in favour of other persons."

2. In regulation 13(d)(iv) of the Banking Act 1987 (Exempt Transactions) Regulations 1988(**b**), for the words "section 56 or 72 of the Companies Act 1985 or the corresponding Northern Ireland legislation" there shall be substituted "regulation 8 of the Public Offers of Securities Regulations 1995".

(**a**) S.I. 1988/645.
(**b**) S.I. 1988/646, amended by S.I. 1990/20.

EXPLANATORY NOTE

These Regulations (which will replace Part III of the Companies Act 1985 (c.6) (capital issues) for almost all purposes) provide for a person offering transferable securities to the public in certain circumstances to prepare and publish a prospectus according to requirements set out in the Regulations. The Regulations also amend Part IV of the Financial Services Act 1986 (c.60) so that a prospectus may, in certain circumstances, be prepared, scrutinised and approved, in accordance with listing rules. Part V of the Financial Services Act 1986 (offers of unlisted securities), which has not been brought into force, is repealed.

The Regulations, which come into force on 19th June 1995, give effect to Council Directive No. 89/298/EEC on the coordination of the requirements for the drawing-up, scrutiny and distribution of a prospectus when transferable securities are to be offered to the public (OJ no. L124, 5.5.89, p. 8). They also give effect, in relation to the mutual recognition of prospectuses and listing particulars, to certain provisions of Council Directive No. 80/390/EEC (OJ No. L100, 17.4.80, p. 1) which is amended by Council Directives 87/345/EEC (OJ No. L185, 4.7.87, p. 81), 90/211/EEC (OJ No. L112, 3.5.90, p. 24) and 94/18/EC (OJ No. L135, 31.5.94, p. 1).

Part I of the Regulations makes provision for the citation and commencement of the Regulations and contains interpretation provisions.

Part II of the Regulations makes provision for a prospectus to be prepared and published, without prior scrutiny and approval, where transferable securities which are not admitted to official listing, nor the subject of an application for official listing, are offered to the public for the first time. A prospectus must contain the information necessary for investors to make an informed assessment of the issuer's position and prospectus, and the rights attached to the securities, and must contain certain specified information (regulations 8 and 9; Schedule 1). A prospectus must be registered with the registrar of companies, and published, before an offer to the public is made. By regulation 7, certain sorts of offers of securities are deemed not to be offers to the public. Regulation 11 provides for information to be omitted from a prospectus in certain circumstances. Regulations 13 to 15 impose civil liability on persons responsible for a false or misleading prospectus. By regulation 16, contraventions of the requirement to publish a prospectus (and the requirement in regulation 12 to refer in advertisements to the availability of a prospectus) are subject to criminal or regulatory sanctions.

Part III of the Regulations gives effect to Schedule 2, which makes amendments to the Financial Services Act 1986 and other minor and consequential amendments. It also provides that where the Regulations create new criminal offences the maximum penalties shall not exceed those permitted under the European Communities Act 1972 (c.68).

Part IV of the Regulations gives effect to Schedule 4 (mutual recognition of prospectuses and listing particulars) and deals with other miscellaneous matters.

Schedule 1 to the Regulations specifies the information with a prospectus prepared under Part II must contain.

Schedule 2 to the Regulations makes amendments to Part IV of the Financial Services Act 1986. The amended provisions of the Act allow listing rules to be made so that a prospectus, rather than listing particulars, must be produced where an application for admission to the Official List has been made, and the securities in question are to be offered to the public before admission (section 144). They also allow listing rules to be made so that a prospectus may be produced where there is no application for listing (section 156A). Schedule 2 also gives effect to Schedule 3.

Schedule 3 to the Regulations inserts Schedule 11A into the Act. Schedule 11A defines what is an offer to the public for the purposes of the amended provisions in Part IV of the Act. Certain sorts of offers (with some differences, those listed in regulation 7) are not offers to the public.

Schedule 4 to the Regulations deals with the mutual recognition of prospectuses and listing particulars approved in other member States for the purposes of Part IV of the Financial Services Act 1986, the Regulations themselves, and the Companies Act 1985.

Schedule 5 to the Regulations deals with the amendment of regulations made under the Banking Act 1987.

STATUTORY INSTRUMENT

1995 No. 1537

FINANCIAL SERVICES

The Public Offers of Securities Regulations 1995

£5.60 net

Printed in the United Kingdom for HMSO
730 WO4019 C30 6/95 547/5 4235 309865 953620



Detailed Description

Code of Practice

Application Forms

ShareMark™



ShareMark™

A new share trading market administered by The Share Centre Ltd.

A stockbroker's guide to buying and selling shares on **ShareMark**™

Contents:

1. *What is* ShareMark?

ShareMark is a share auction market accessible directly via the internet, to match buyers and sellers at a single dealing price, with no bid-offer spread.

- It's open to all types of unquoted company as a route for trading and valuing their shares.
- It is particularly suited to companies where a periodic approach to trading will help avoid the wide bid-offer spreads typical in relatively illiquid stocks. Formation of a single dealing price is achieved by focusing available supply and demand in a regular schedule.
- It's highly visible ... you and your clients don't need to be registered in order to view the ShareMark marketplace, but in order to deal for your clients you will need to become a ShareMark Authorised stockbroker.
- It has already notched up several thousand deals since it's launch in June 2000, so you can be sure it's systems and processes are thoroughly proven.

A new way of trading

In the pages that follow you'll find all the information you need to ensure you and your clients can participate in, and benefit from, this fresh approach to trading.

2. *Why do we need another market?*

The very nature of the continuous trading markets such as SEAQ and OFEX present problems for less liquid shares. Where there is limited demand, marketmakers naturally seek a wider spread to cover their risk in taking a position. But this spread can also serve to reduce demand even further.

The solution ...

a marketplace that matches buyers and sellers, dealing at one price through an auction mechanism at agreed intervals, thereby focusing demand and supply at a specific point in time.

Trading solutions for unlisted companies

Single dealing price formed by focusing demand and supply over a period

Dealing frequency will be set according to the needs of the company. For some, monthly, or even quarterly, auctions may be best. For others, weekly or even more frequent auctions might be the answer.

And because each auction works to match buyers and sellers, with the option for long-term limit setting and total visibility of bids and offers through the dedicated **ShareMark** site, your clients can set their investment strategy and make decisions with confidence.

3. *Which companies are likely to benefit from* ShareMark *trading?*

ShareMark is an auction-based system, developed for and owned by The Share Centre. Introduced first for Share plc, parent company of The Share Centre, it is now being considered for a wide range of unquoted companies whose share-trading turnover is more suited to periodic trading. This is because continuous trading in less liquid stocks often results in wide bid-offer spreads which simply increase their liquidity problems.

Any unquoted company may apply for their shares to be traded on **ShareMark**. **ShareMark** has been approved by the Inland Revenue for CGT and Employee Share Scheme purposes, subject to certain trading criteria, and its operation has been agreed by SFA.

Meanwhile the participant application procedure for companies is straightforward: please let us know if you wish to put forward a client company for approval.

4. *How does* ShareMark *operate?*

ShareMark is an electronic auction. Our computer systems continually review all of the orders submitted and pinpoint the price level at which demand meets supply. The auction price calculations are built on rules which ensure that a fair price is established for investors, but the result is straightforward: a single dealing price each period.

For example, shares in Share plc trade weekly. The weekly

auction price for Share plc is announced at 3pm every Friday (or the last business day of the week if the Friday is a Bank Holiday). Orders may be submitted, deleted or amended up until 2pm on the date of the auction. Any order not withdrawn by 2pm will be included in the auction.

The Share Centre's Compliance department will review **ShareMark** orders in the period between the 2pm cut-off and 3pm auction process to identify any irregularities and ensure that a fair price has been set. It reserves the right to delete any order, in which case the relevant broker will be notified forthwith. This is only likely to apply in exceptional circumstances, for instance, where an order has been entered at an obviously incorrect price.

The Compliance department may also postpone or cancel an auction: for example, where a significant and exceptional announcement regarding the company is made which is likely to influence the share price materially and which cannot be sufficiently publicised prior to an auction.

5. How do I place orders to buy and sell shares?

- Deal ***on the Internet***

By Internet – You can place orders directly by Internet, using the **ShareMark** website, www.sharemark.co.uk Enter the 'LOGIN' area with your stockbroker reference and personal identification number (PIN). From within your **ShareMark** Authorised Stockbroker's Account, click on 'BUY' or 'SELL' as appropriate and follow the on-screen instructions, confirming the deal when you are ready. Your order will be included in the **ShareMark** display immediately, ready for the next Auction session. Please note that purchase orders are automatically validated against your credit limit, and that you undertake not knowingly to create a 'short-sale' position.

By telephone – dial 01296 41 42 43 to speak to one of our dealers and quote your Authorised Stockbroker reference and portfolio number. Your order will then be included in the next **ShareMark** dealing session. Order amendments can also be made by telephone.

l orders must ıclude a ice limit

6. Can I set a price limit?

You must set a price limit on each ShareMark order.
Price limits ensure that you are setting the maximum price per share at which you would be prepared to buy shares, or the lowest possible price at which you would be prepared to sell. It is, of course, quite possible that the auction price may be set at a better price than your limit.

Unlike trading in a continuous market, there is no particular significance to the 'indicative auction price' at the time of placing your order. This is the price at which the auction would take place if it were to be dealt *at that time*. You should therefore be prepared to set a limit price at any point in the price range, above or below the indicative price, but of course subject to your customer's preferred price range.

Limit orders may be set at any price level between 1/2p and 999p, subject to 1/2p price increments (subject to adjustment where required). Limit orders may last for any period up to 12 months.

Value Orders /elcome

7. Can I submit a 'Value Order'?

Some investors may only wish to invest a predetermined amount of money (for example £2,000). **ShareMark** has been specifically designed to accommodate value purchase orders.

If you are submitting a value order, you must still set a limit price per share.

'Fill or kill' orders (an order which will only be dealt if the whole intended quantity or value of shares can be satisfied) will not be accepted, given that in any auction there may be just one customer whose order is only partially satisfied.

Dealing Priority

8. Which orders will take dealing priority?

If there are more buyers than sellers, or vice versa, at an auction price level, those orders to buy at higher prices or sell at lower prices always take priority over less aggressive prices. Orders will then be dealt according to time of entry. In other words, at a particular price level, orders will be dealt on a 'first come, first

served' basis. Therefore the earlier an order is submitted at a given price level, the better chance it stands of being dealt.

Amending an order (by telephone to our dealing team) is equivalent to deleting and re-submitting an order in terms of time priority (i.e. an amended order loses its place in the queue).

9. Will I be able to monitor the share prices?

To see the full auction price display, you will need to visit our website, www.sharemark.co.uk.

The price display shows all buyers and sellers at each price level and provides an indicative price and volume where the auction price would be set (the price highlighted in yellow) on the basis of orders entered. The three columns on both the 'purchase side' of the display (highlighted in blue) and the 'sale side' of the display (highlighted in pink) show the following information:

Orders Received – this indicates the number of individual client orders submitted at each price level;

Purchase/Sale Volume – these columns indicate the number of shares to be bought or sold at each price level, as a result of orders submitted;

Cumulative Purchase/Sale Volume – these columns are the cumulative totals of the purchase/sale volume columns (referred to above). The cumulative total will fall as the price rises on the purchase side (due to fewer interested buyers at higher price levels) and will fall on the sale side (as fewer customers are prepared to sell their shares at lower prices).

The indicative price level indicates where demand (buyers) is best matched with supply (sellers).

10. How will deals be settled?

In order to place purchase and sale orders, a stockbroker must be authorised by The Share Centre and provided with a credit limit. Completed deals will then be:


Clear and
Immediate
Information
24 hours a day
7 days a week

Settle via CREST

(i) Reported direct to the stockbroker by e-mail
(ii) Submitted to CREST by The Share Centre for settlement.

Past transactions can also be reviewed via your Account LOGIN on www.sharemark.co.uk.

11. Need more information?

You can see **ShareMark** working 'live' for trading shares in Share plc, the parent company of The Share Centre, simply by visiting www.sharemark.co.uk.

Naturally, if you've any questions or want more information we'll be delighted to advise you further ... just call Ian White or another member of our dealing team on 01296 41 42 43 or email info@sharemark.co.uk.

12. Stockbroker tariff for dealing on ShareMark

Transaction Charge (VAT Exempt)

First £10,000 deal value:	0.25%
Remainder:	0.1%
Subject to minimum of £2.50	

Limit prices

Orders monitored for up to

1 month	free
2-3 months	£2.50 per month
4-6 months	£2.25 per month
7-12 months	£2 per month

The above charges are paid monthly in arrears by direct debit: please complete the enclosed form and return with your application form.

Note

Authorised Stockbrokers are responsible for flagging purchase orders for payment of Stamp Duty via CREST, and should leave the 'system of origin' blank.

13. Next steps

Please complete the Application form on page 9 and the Direct Debit form on page 11, and return them to the address shown therein. There is no application charge for authorised stockbrokers and we'll provide you with access details within a few days.

AUTHORISED STOCKBROKER APPLICATION FORM FOR DEALING IN ShareMark SECURITIES

SFA-Regulated Firms

Please complete this form and return it to:
ShareMark Applications & Authorisation, The Share Centre Ltd, P.O Box 2000, AYLESBURY, Bucks, HP21 8ZB.

Name of Firm:

Correspondence Address:

FSA Authorisation Number:

Contact Name:

Position:

Telephone Number: Fax Number:

E-mail Address for deal notification:

We wish to open a ShareMark Authorised Stockbroker Account with The Share Centre, which will operate as a general dealing account on behalf of unspecified clients of ours. We will notify The Share Centre without delay of any circumstances or changes affecting the information given on this form. We have read, understood and accept The Share Centre's terms of business for SFA-regulated firms dealing in ShareMark securities and the contents of the ShareMark brochure and hereby signify our agreement:

Signed:

Name:

On behalf of: Date:

Would you like us to contact you to investigate the possibility of trading shares of any of your client companies on **ShareMark**? YES / NO

Contact Name: Telephone Number:

ShareMark™
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

ShareMark™ is administered by

The Share Centre
Helping you make the most of your investments
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk



Detailed Description

Code of Practice

ShareMark™

Contents

How to apply for your company to be traded on **ShareMark**™

1. Please discuss the enclosed document and approve its contents as appropriate with your advisers and your board of directors. If you need help from The Share Centre or have any queries, please contact Iain Wallace, Director responsible for **ShareMark**, on 01296 439 410.
2. Then complete forms AF1, AF2 and AF3 for the company and copy and have completed form AF4 by each director (including non-executives). The decision to apply for ShareMark trading should be a board resolution and you will need your accountant's and solicitor's signed confirmation as described in Section 3.2.10.
3. Finally, send all the forms and supporting documentation listed in Section 3 together with a cheque for £1762.50 (being the application fee plus VAT) to:

ShareMark Applications and Authorisation
The Share Centre Ltd
PO Box 2000
AYLESBURY
Bucks HP21 8ZB

1. Introduction

1.1 **ShareMark** is a periodic auction-based dealing facility, developed for and owned by The Share Centre Limited. The Share Centre is a member firm of the London Stock Exchange and regulated by The Securities and Futures Authority. The Share Centre is also a member of CREST, an Inland Revenue-approved PEP and ISA Manager, a member of PIMA and a sponsor of Proshare.

1.2 **ShareMark** is not a recognised or designated investment exchange, as defined by the Financial Services Act 1986.

1.3 Transactions within **ShareMark** are matched at a single auction price. The potential auction price is calculated and shown as "indicative" at any time: however, the frequency of carrying out the auction deals is agreed with each Participant at the time of their application to participate in **ShareMark**. This decision is primarily based on the projected liquidity of the market in the Participant's issued share capital.

1.4 The Participant's auction price is determined by an electronic algorithm. The principle is that the algorithm pinpoints where demand (buyers of the Participant's shares) meets supply (sellers of the Participant's shares). Shares are matched between buyers and sellers at this single price level.

1.5 All orders for dealing within **ShareMark** are subject to continuous price display on the Internet on an anonymous basis, to ensure transparency of price and volume. The indicative auction price is displayed at all times except for the period of Compliance Review, prior to the establishment of the regular, firm auction price.

2. Statements of Principle

The Share Centre must comply with the Financial Services legislation, in its capacity as a regulated firm. In addition, it is required to comply with The Financial Services Authority's 10 Statements of Principle.

ShareMark, in turn has developed its own principles, which apply to all Company Participants:

1. A Participant and its directors and employees should observe high standards of conduct in any **ShareMark** dealings and comply with the Model Code on Directors' Dealings and City Code.

2. A Participant should ensure that any conflicts of interest arising from dealings on **ShareMark** are properly managed and avoided wherever possible.

3. A Participant should inform The Share Centre of any information relevant to their status as a **ShareMark** Participant in a timely manner.

4. Where The Share Centre has requested information from a Participant, that information should be supplied as soon as reasonably practicable and should be accurate, complete and not misleading.

5. A Participant should ensure that it is familiar with the **ShareMark** Code of Practice, as may be amended from time to time, and uphold the provisions contained therein.

6. A Participant should seek to maintain a professional and open relationship with The Share Centre.

3. Applications for Participation Within ShareMark

3.1 Participation within **ShareMark** is open to any unquoted corporate entity seeking to facilitate the matching of transactions in its issued share capital within the United Kingdom.

3.2 Subject to paragraph 3.3 below, The Share Centre will determine whether an application to participate within **ShareMark** has been successful following receipt of the following documentation from the Applicant, which must be provided to The Share Centre's Compliance and Legal Services Department, at least one calendar month prior to the proposed Commencement Date for dealing in the applicant's shares:

3.2.1 The completed **ShareMark** Participant Application Form and accompanying documentation (see AF 1);

3.2.2 The completed **ShareMark** Dealing Agreement (see AF 2);

3.2.3 The completed Direct Debit Form for Quarterly Charges (see AF 3)

3.2.4 A completed **ShareMark** Declaration of a Director's Business Activities (see AF 4), completed and signed by every director of the Applicant;

3.2.5 A certified copy of the Applicant's Certificate of Incorporation;

3.2.6 A certified copy of the Applicant's memorandum and articles of association;

3.2.7 The Applicant's annual reports and accounts for the last three years, or since incorporation, if later;

3.2.8 A certified copy of the Applicant's Board resolution authorising the Applicant to become a Participant in **ShareMark**;

3.2.9 A copy of any appropriate prospectus, offer document or memorandum issued within the last three years, or since incorporation if later;

3.2.10 A letter from the Applicant's lawyers and auditors confirming that in the context of their professional capacity, they are unaware of any reason to prevent the participation of the Applicant within **ShareMark**;

3.2.11 A letter from the Applicant's directors confirming that they have adopted and will abide by the provisions of the Model Code on Directors' Dealings (see Appendix 2) and the City Code;

3.2.12 The application fee (see Section 8), which is non-refundable.

3.3 Following receipt of the documentation listed in paragraph 3.2 above, the **ShareMark** Applications Committee will determine the extent of any further information required from the Applicant and reserve the right to postpone the intended Commencement Date or to reject the application.

3.4 Following the approval of the Applicant's application, the **ShareMark** Applications Committee will confirm the proposed Commencement Date in writing to the Participant and invoice the Participant for the quarterly **ShareMark** Participant fee (see Section 8), plus VAT. No trading in the Participant's shares will take place until the quarterly fixed fee is paid in full. **ShareMark** reserves the right to suspend auctions in a Participant's shares in the event of non-payment of subsequent quarterly fees.

3.5 No appeal against an application decision by the **ShareMark** Applications Committee may be made. The decision of the **ShareMark** Applications Committee is final.

4. Investor Access to ShareMark for Dealing and Settlement

4.1 Alternative Routes for Access

There are two methods by which investors may access **ShareMark**:

(i) using other stockbrokers authorised by The Share Centre to deal directly on **ShareMark** (see Section 4.2).

(ii) using The Share Centre as their nominated stockbroker (see Section 4.3);

The following provisions apply to all orders placed on **ShareMark**, whether through The Share Centre or via other authorised stockbrokers:

4.1.1 Orders must be Limit Orders, by either quantity of shares or value of intended deal consideration.

4.1.2 A Limit Order may be submitted at any price limit between 0.5p and 999p, subject to 0.5p price increments and may be accepted for any period of up to 12 calendar months. These price parameters may be amended where circumstances require.

4.1.3 Subject to clause 4.1.1 above and 4.1.5, 4.1.6 and 4.1.7, orders may be deleted or amended at any time.

4.1.4 Where there are more buyers than sellers (or *vice versa*) at an auction price level, those orders to buy at higher prices or sell at lower prices always take priority over less aggressive prices. Orders will then be dealt according to time priority (i.e. at a particular price level, the order will then be dealt with on a 'first come, first served' basis).

4.1.5 Amending an order is equivalent to deleting and re-submitting an order in terms of time priority (i.e. an amended order loses its place in the queue).

4.1.6 No orders in a Participant's securities will be accepted, amended or deleted during the one hour period prior to the establishment of a firm auction dealing price, other than with the express permission of The Share Centre's Compliance and Legal Services Department.

4.1.7 All deals will be subject to the standard London Stock Exchange settlement period (currently T+3).

4.2 Using other authorised stockbrokers

4.2.1 The Share Centre may authorise stockbrokers for direct access to **ShareMark** subject to a defined application procedure. Normally such stockbrokers will be:

(i) regulated by SFA;
(ii) ISD Category A or B firms;
(iii) provided with a specified counterparty credit limit.

4.2.2 The stockbroker can place orders directly via the Internet and is not required to lodge cash (when buying) or stock (when selling) in advance. The Authorised Stockbroker Agreement does, however, contain an undertaking that no orders will be placed which may result in short-selling. All sale orders placed by authorised stockbrokers must specify a quantity of shares (rather than a value).

4.2.3 Account-handling, custody and transaction reporting procedures are the responsibility of the Authorised Stockbroker. All **ShareMark** transactions with Authorised Stockbrokers will be settled to the appropriate CREST account.

4.2.4 Authorised Stockbrokers pay a transaction fee of 0.25% on the first £10,000 of the value of the deal, with the remainder at 0.1% (subject to a minimum of £2.50) when dealing on **ShareMark**. Their commission charging arrangements to their customers are not constrained by the Authorised Stockbrokers Agreement.

4.3 Using The Share Centre as nominated stockbroker

Account Customers of The Share Centre with a Share Account containing either cleared funds (for purchases) or shares in the Participant (for sales) can deal in **ShareMark** securities. Details on how to open a Share Account can be obtained from The Share Centre's Customer Services Department (Tel. 01296 41 41 41) or from The Share Centre's web site, www.share.com.

4.3.1 Orders may be submitted by Internet, Telephone, Post, Email or Fax. After validation against cash available (re. purchases) or holdings (re. sales), the order is included immediately in the ShareMark display. Customers are informed forthwith by post or, if applicable, email when their order has been dealt.

4.3.2 The Share Centre reserves the right to wait for clearance of any cheque in excess of £10,000 before processing a deal instruction.

4.3.3 **ShareMark** transactions dealt using The Share Centre as nominated stockbroker will be settled within The Share Centre's nominee company, Share Nominees Limited, whose underlying holdings will be maintained on CREST.

4.3.4 All **ShareMark** transactions will be reported to SFA by The Share Centre and not via CREST.

4.3.5 In the event that a certificate is required in a **ShareMark** security, The Share Centre will obtain a certificate on the Account Customer's behalf, subject to the usual re-registration charge.

4.3.6 All dealing transacted on **ShareMark** on behalf of Account Customers will be executed at The Share Centre's standard commission tariff, as may be amended from time to time. The Share Centre reserves the right to vary and amend these terms for any Account Customer or group of Account Customers.

4.3.7 Where The Share Centre is acting as AESOP administrator for the Participant, ShareSecure Ltd will normally act as trustee for that AESOP. Orders will be placed via The Share Centre's procedures as outlined in this Section 4, except that the institutional commission rate of 0.25% shall apply to all trustee deals.

Please refer to the "Shares@Work" documentation for a more detailed description of the AESOP and its operation by The Share Centre.

5. Publication of Price, Volume and Company Announcements

5.1 All **ShareMark** securities will be subject to the following publication requirements:

5.1.1 An indicative auction price will be displayed at all times, except during the period of the Compliance review, on the **ShareMark** web site, www.sharemark.co.uk, which forms a part of The Share Centre's website, www.share.com.

5.1.2 The **ShareMark** web site will display the last traded auction price and the number of shares matched at that auction;

5.1.3 The **ShareMark** web site will display the number of orders received and the volume of shares to be matched at each price level, with full anonymity for both Authorised Stockbrokers and Account Customers of The Share Centre.

5.2 The Share Centre will seek to publish the information contained in clause 5.1 above as widely as possible, which may include snap-shots of the price and depth of volume in a **ShareMark** security at a given time.

5.3 The Share Centre's website will include details of historic prices and volumes traded for each **ShareMark** security.

5.4 It will be the responsibility of all Participants to publish all market sensitive news and other significant announcements as soon as reasonably practicable. This should be done by formal press release, copied to the Compliance and Legal Services Department of The Share Centre. The press release will then be incorporated into the Announcements section of **ShareMark**, which is appropriate to that Participant. If a Participant's shares are also traded on another market, it is the Participant's responsibility to ensure that simultaneous release takes place.

6. Monitoring

6.1 **ShareMark** will be subject to ongoing monitoring from The Share Centre's Compliance and Legal Services Department, which reserves the right:

6.1.1 To postpone, suspend or cancel any auction or price display in a **ShareMark** security, where it is considered to be in the interests of investors;

6.1.2 To refuse to accept or to subsequently delete any investors' orders, where it is considered to be in the interests of other investors, or where the order(s) is(are) reasonably considered to be intended to manipulate the indicative price of the **ShareMark** security;

6.1.3 To amend the logic of the auction algorithm, where it is reasonably believed to be in the best interests of investors;

6.1.4 To terminate The Share Centre's agreement with a **ShareMark** Participant without prior notice and in its absolute discretion without liability to The Share Centre;

6.1.5 To monitor the dealings of employees of The Share Centre in **ShareMark** securities, to ensure that they fully comply with the provisions of the Model Code on Directors' Dealings, as if it applied to them individually, irrespective of whether they are Directors in a **ShareMark** security.

6.2 Where the Compliance and Legal Services Department has taken action in accordance with clause 6.1, full details of the event and the action taken may be communicated to The Securities and Futures Authority or any other relevant authority, where this is considered appropriate.

6.3 The Compliance and Legal Services Department will review every **ShareMark** auction during the one hour period referred to in paragraph 4.1.6. A *pro forma* **ShareMark** Compliance Review form will be used as an audit trail for future regulatory inspections.

6.4 Any marketing documentation, press releases or advertisements making reference to **ShareMark** or The Share Centre must be submitted to the Compliance and Legal Services Department for review and sign-off prior to publication.

7. Raising New Finance

7.1 The introduction of shares to **ShareMark** can be timed to coincide with primary fund-raising. In such cases it is recommended that the Participant appoints a sponsoring Corporate Broker who will establish detailed plans with The Share Centre for the Participant's approval. The Share Centre may, if required, take part in any Offer or Placing arrangements.

7.2 Unless the offer is by subscription or placing, the first auction would be timed for the issue closing date/time when primary fund-raising is required. The Participant will offer tranches of shares as sale orders, ranked by price where a tender mechanism is appropriate. Book-building then takes place as buyers place purchase orders through their chosen intermediary. In such a first auction, stamp duty does not apply and **ShareMark** transaction charges are negotiable (with the participant).

8. Participant Charges

There are 3 components to the **ShareMark** tariff (all subject to VAT):

	Amount	**Due When**	**How**
Application Fee*	£1500	With application	By cheque
Quarterly Fixed Fee	£1250	Quarterly in advance	By direct debit (AF3)
Auction Charge	£125 per auction traded (i.e. waived if no trade takes place)	Quarterly in arrears	By direct debit (AF3)

**Note: this does not include cost of re-organising large numbers of shareholdings into Share Nominees, if this is required.*

Account Customer(s)	Any person or legal entity with a Share Account open with The Share Centre Limited.
Applicant	A company submitting an application to become a ShareMark Participant.
City Code	The City Code on Takeovers and Mergers.
Commencement Date	The date from which orders in a ShareMark security can be validly accepted by The Share Centre.
Compliance Review	An audit undertaken by The Share Centre's Compliance and Legal Services Department to ensure a fair auction price has been achieved.
CREST	The London-based clearing service provided by CRESTCo Limited.
Designated Investment Exchange	Any investment exchange which is designated by FSA as a designated investment exchange.
FSA	Financial Services Authority.
ISA	Individual Savings Account.
Limit Order	A current customer order subject to execution at no worse than a specified Limit Price.
Limit Price	The price set by a customer below (sale) or above (purchase) which the order must not be matched.
Model Code	The Model Code on Directors' Dealings in Securities, published by the UKLA.
Participant	A company whose issued share capital is traded on ShareMark.
PEP	Personal Equity Plan.
PIMA	PEP and ISA Managers Association.
ProShare	Proshare (UK) Limited.
Recognised Investment Exchange	As defined by the Financial Services Act 1986.
Share Account	The nominee-based dealing and custodial account service administered by The Share Centre Limited.
ShareMark	The auction-based matching facility owned and administered by The Share Centre Limited.
ShareMark Applications Committee	The Executive Directors of The Share Centre Limited.
UKLA	UK Listing Authority.

Model Code on Directors' Dealings
— UK Listing Authority —

Definitions

1 . In this code the following definitions, in addition to those contained in the listing rules, apply unless the context otherwise requires:

(a) "close period" means any of the periods when a director is prohibited from dealing as specified in paragraph 3 of this code;

(b) "dealing" includes any sale or purchase of, or agreement to sell or purchase, any securities of the company and the grant, acceptance, acquisition, disposal, exercise or discharge of any option (whether for the call, or put, or both) or other right or obligation, present or future, conditional or unconditional, to acquire or dispose of securities, or any interest in securities, of the company and "deal" shall be construed accordingly;

(c) "prohibited period" means any period to which paragraph 7 of this code applies;

(d) "relevant employee" means any employee of the listed company or director or employee of a subsidiary undertaking or parent undertaking of the listed company who, because of his office or employment in the listed company or subsidiary undertaking or parent undertaking, is likely to be in possession of unpublished price-sensitive information in relation to the listed company;

(e) "securities" means any listed securities or any unlisted securities that are convertible into listed securities and, where relevant, securities which have been listed in a member state or admitted to dealing on, or have their prices quoted on or under the rules of, any regulated market, or any unlisted securities that are convertible into such securities, or any securities traded on ShareMark;

(f) "unpublished price-sensitive information" means information which:

(i) relates to particular securities or to a particular issuer or to particular issuers of securities and not to securities generally or issuers of securities generally (and, for these purposes, information shall be treated as relating to an issuer of securities which is a company not only where it is about the company but also where it may affect the company's business prospects);

(ii) is specific or precise;

(iii) has not been made public within the meaning of section 58 of the Criminal Justice Act 1993; and

(iv) if it were made public would be likely to have a significant effect in the price or value of any securities

and, without prejudice to the generality of the above, it should be considered whether any unpublished information regarding transactions required to be notified to the Company Announcements Office in accordance with chapter 10 or chapter 11 of the listing rules and unpublished information of the kind referred to in the paragraphs of the listing rules set out below is price-sensitive:

Paragraph	
9.1 and 9.2	general obligation of disclosure
9.10(a)	alterations to capital structure
9.11 and 9.12	notification of major interests in shares
15.3, 15.9, 15.13 and 15.15	purchase of own securities
16.13 and 16.15	notification of directors' interests; and

(g) "regulated market" means any regulated market defined as such in the Insider Dealing (Securities and Regulated Markets) Order 1994, as amended or supplemented by any further order made under section 60(1) of the Criminal Justice Act 1993.

Dealings by directors and relevant employees

Purpose of dealing

2. A director must not deal in any securities of the listed company on considerations of a short term nature. A director must take reasonable steps to prevent any dealings by or on behalf of any person connected with him (within the meaning of section 346 of the Companies Act 1985) in any securities of the listed company on considerations of a short term nature.

Dealing in close periods

3. A director must not deal in any securities of the listed company during a "close period". A close period is:

(a) the period of two months immediately preceding the preliminary announcement of the company's annual results or, if shorter, the period from the relevant financial year end up to and including the time of the announcement; and

(b) if the company reports on a half-yearly basis, the period of two months immediately preceding the

ShareMark
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

REGULATORY NOTE

ShareMark is not a Recognised Investment Exchange and the shares traded on ShareMark may be unlisted. It may be difficult for investors to buy and sell those shares and obtain reliable information about their value or the extent of the risks to which the shares price is exposed. The share prices of the shares traded on ShareMark may fluctuate and could fall against the investors' interests. The share prices may be subject to sudden and large falls in value given the restricted marketability of the shares. Investors may get back less than their initial investment.

ShareMark™ is administered by

The Share Centre

Helping you make the most of your investments

PO Box 2000, AYLESBURY, Bucks HP21 8ZB
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk



A trading service

for shares in small to medium-sized unquoted companies

ShareMark™

Breathing new life into your share structure ...here's how it works

ShareMark™ is designed to be tailored to your specific needs at a cost that's affordable. This is how it works...

- Once you've completed all the necessary documentation (see 'your next steps' below) that forms the application process, **ShareMark™** will obtain regulatory approval on your behalf.

- Shareholders and potential investors can then deal either through a stockbroker authorised to trade on **ShareMark™** or through the integrated administration service provided by The Share Centre Ltd.

- If appropriate, the launch of your shares on **ShareMark™** can provide the basis for raising fresh finance for your company.

Full details are provided to support shareholders ... including a detailed description of how their orders are placed and executed. If your company's Articles of Association place restrictions on the transfer of ownership, **ShareMark™** can operate on a 'closed trading group' basis.

- If you want to use **ShareMark™** in conjunction with your company's AESOP scheme, our employee share trust company, ShareSecure Ltd. can take part as a buyer funded by contributions passed through you, in line with your company purchasing policy.

- Orders are placed on a limit basis: they may be either value orders or for a specified number of shares, and the limit period can be set up to one year ahead.

- All sales and purchases of shares are settled in one of two ways ... if orders are placed through a **ShareMark™** authorised broker settlement will be in CREST. Orders placed through The Share Centre are handled through our nominee service. All deals are settled within the standard Stock Exchange settlement period, for simplicity and ease of understanding.

- Where shareholdings are held on The Share Centre's nominee service, you can access your company's aggregate shareholdings via the internet, using your security codes for access to your Corporate Statistics Report. Details are updated weekly, to ensure you're kept right up to date.

- Company announcements and your share price history can also be accessed directly from your **ShareMark™** trading page ... and your shareholders can access your Report and Accounts direct from their own portfolio page too.

your next steps . . .

For further details about how you can meet your business objectives through **ShareMark™** complete and return the enclosed enquiry form. And if you've any questions just call us.

You'll receive a Detailed Description of the service, the Code of Practice and all necessary application forms, together with details of the straightforward charging structure.

After consideration by your Board and other key parties as appropriate, complete and return the **ShareMark™** application forms. And if you are considering **ShareMark™** in relation to a new, or existing AESOP for your employees we'll be pleased to provide details of our Shares@Work service.

ShareMark™
PO Box 2000, AYLESBURY, Bucks HP21 8ZB
Telephone: 01296 414 424 Fax: 01296 414 420 Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

REGULATORY NOTE
ShareMark is not a Recognised Investment Exchange and shares traded on ShareMark may be unlisted. It may be difficult for investors to buy and sell those shares and obtain reliable information about their value or the extent of the risks to which the share price is exposed. The share prices of the shares traded on ShareMark may fluctuate and could fall against investors' interests. The share prices may be subject to sudden and large falls in value given the restricted marketability of the shares. Investors may get back less than their initial investment.

ShareMark™ is administered by

The Share Centre

Helping you make the most of your investments

A member firm of the London Stock Exchange and regulated by The Securities and Futures Authority.



Application Form

For your company to be traded on **ShareMark™**

ShareMark™

Part A – Details of the Corporate Participant

Full Name of Company:

Company Registration Number:

Registered Office:

Date of Incorporation:

Dates and Details of Previous Company Name Changes:

Head Office Address (if different to Registered Office):

Telephone Number:

Facsimile Number:

Website address:

Application Contact Name:

Position:

Telephone Number:

Facsimile Number:

Email address:

Part B – Details of the Participant's Directors, Key Staff & Advisers:

Full names and positions of all Executive Directors:
(please attach copies of CVs)

Full names of all Non-Executive Directors:

Full name of Company Secretary:
(please attach a CV)

Name of Auditors:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Name of Legal Advisers:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Name of Registrars:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Name of Bankers:

Contact Name:

Address:

Telephone Number:

Facsimile Number:

Date of Appointment:

Part C – Corporate Structure & Principal Activities

Principal Activities of the Company:

Names and addresses of subsidiary companies, extent of ownership, company registration numbers and principal activities
(please attach a group structure chart)

Details of any legal or arbitration proceedings current, pending or concluded within the last 12 months:

Part D – Share Capital of the Company

Details of total authorised and issued share capital (to include fully and partly paid capital and different classes):

Details of other securities or options authorised and issued, including exercise dates:

Classes of shares to be dealt on **ShareMark**:

Details and quantity held of any legal or beneficial owner holding in excess of 3% of the voting rights in the Firm:

Dividend dates and details of dividends paid in last 3 years:

Are the shares to be dealt on **ShareMark** already CREST settleable? If so, please provide ISIN number:

Do you wish to receive details of The Share Centre's:

Share Account facilities? YES / NO

All Employee Share Ownership Plans (Shares@Work)? YES / NO

Please indicate your prefered date for **ShareMark** trading to commence   /   /

Do you wish to raise new finance as part of your Company's introduction to **ShareMark**

If so, please provide summary details: YES / NO

Part E – Continuation Section

Part F – Declaration

We declare that the information supplied in this document and all enclosures are complete, correct and not misleading. We further declare that we are unaware of any information or circumstances that would materially alter the accuracy or validity of the information contained in this document. We undertake to advise The Share Centre Limited should anything occur which would render the information contained in this document incomplete, inaccurate or misleading.

We have read and understood the **ShareMark** Code of Practice.

Director: ____________________

Signature: ____________________

Date: ____________________

Director: ____________________

Signature: ____________________

Date: ____________________

for and on behalf of: ____________________

ShareMark
PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk



Declaration of a Director's Business Activities

Please complete a separate Declaration for each Director.

Photocopies of this form are acceptable

ShareMark™

AF4 Declaration of a Director's Business Activities (please copy as required)

SURNAME & INITIALS ____________ COMPANY ____________

Before completing please read notes at the end of this form)

1 . State:

(a) any former surname(s) ____________

(b) date of birth ____________

(c) present forename(s) and any former forename(s) ____________

(d) residential address ____________

(e) nationality and former nationality, if any ____________

(f) professional qualifications, if any ____________

2. Are you a director or shadow director of any other company or a partner in any partnership? YES / NO

If yes, state the name of any such company or partnership, the nature of business where this is not indicated in the title, and date you became a director or partner. If you are a director of any company which has securities listed on the London Stock Exchange ("the Exchange") it is not necessary to state the name of any subsidiary of that company of which you are also a director.

3. Have you at any time been adjudged bankrupt or sequestrated either in the United Kingdom or elsewhere? YES / NO

If so, state the court by which you were adjudged bankrupt and, if discharged, the date and conditions on which you were granted your discharge.

4. Have you at any time been a party to a deed of arrangement or any form of voluntary arrangement (as defined in Part VIII of the Insolvency Act 1986)? If so, give full particulars. YES / NO

5. Are there any unsatisfied judgements outstanding against you? If so, give full particulars. YES / NO

6. Has any company been put into compulsory liquidation or had an administrator or an administrative or other receiver appointed during the period when you were (or within the preceding twelve months had been) one of its directors or shadow directors? YES / NO

Has any partnership been put into compulsory liquidation or been sequestrated during the period when you were (or within the preceding twelve months had been) one of its partners? YES / NO

If so, in each case state the name, nature of business, date of commencement of winding up, administration or receivership and the amount involved together with an indication of the outcome or current position.

7. Have you at any time or has a company of which you were a director or shadow director at the time of the offence been convicted in the United Kingdom or elsewhere of any offence involving fraud or dishonesty or an offence under legislation (whether or not of the United Kingdom) relating to companies (including insider dealing), building societies, industrial and provident societies, credit unions, friendly societies, insurance, banking or other financial services, securities, insolvency, consumer credit or consumer protection? YES / NO

If so, state the court by which you were or the company was convicted, the date of conviction and full particulars of the offence and the penalty imposed. (By virtue of section 189 of the Financial Services Act 1986 details must be disclosed of all convictions of the kind described above even though they may be "spent convictions" within the meaning of that expression contained in the Rehabilitation of Offenders Act 1974).

---

8. Have you, in the United Kingdom or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been:

(a) investigated by an inspector appointed under companies legislation, or other securities enactments or by any other regulatory body; or
(b) required to produce books and papers to the Secretary of State;

in relation to any matter arising at a time during which you were concerned in that company or partnership? If the investigation is or was confidential, the question may be answered simply "yes". In such a case **ShareMark** may seek additional information directly and in confidence from you. YES / NO

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9. Have you, in connection with the formation or management of any company, partnership or unincorporated institution been adjudged by a court in the United Kingdom or elsewhere civilly liable for any fraud, misfeasance or other misconduct by you towards it or towards any of its members? If so, give full particulars. YES / NO

---

10. Have you ever been disqualified by a court from acting as a director of a company, or from acting in the management or conduct of the affairs of any company? If so, give full particulars. YES / NO

---

11. Have you, in the United Kingdom or elsewhere, been refused admission to or renewal of membership of any professional body, trade society, institution or association, or investment exchange or been censured or disciplined or had membership withdrawn by any such body to which you belong or belonged or have you held a practising certificate subject to conditions? If so, give full particulars. YES / NO

---

12. Is there any other information material to your directorship of this company, the omission of which might effect the import of the information contained on this form? If so, give full particulars. YES / NO

NOTE
1. Please answer all questions and if a question is answerable in the negative, please answer "No". Do not leave any section blank.
2. If insufficient space is provided for completion of any paragraph, additional information may be entered on a separate sheet of paper duly signed and attached.
3. In this declaration, the term "company" means a body corporate wherever incorporated or otherwise established, "director" has the meaning set out as in section 741(1) of the Companies Act 1985, and "shadow director" has the meaning set out as in section 741(2) of the Companies Act 1985.

PO Box 2000, AYLESBURY, Bucks, HP21 8ZB
Dealing Line: 01296 414 424 Fax: 01296 414 420
Internet: www.sharemark.co.uk E-mail: info@sharemark.co.uk

To: The Directors
The Share Centre Limited
PO Box 2000
AYLESBURY
Bucks HP21 8ZB

We, the undersigned, hereby apply for deals in the issued share capital of our company to be matched by the ShareMark® dealing facility. We acknowledge that ShareMark® is a matching facility run by The Share Centre Limited and is not a designated or recognised investment exchange, as defined by the Financial Services and Markets Act 2000. Only Authorised Stockbrokers and Account Customers of The Share Centre Limited may engage in dealings in ShareMark®, which may include private, corporate and institutional Account Customers, as well as trustees and members of other UK trading exchanges.

We acknowledge that ShareMark® seeks to match deals in the issued share capital of our company by way of an auction-based matching algorithm and that the intellectual property rights of the algorithm are owned by The Share Centre Limited.

We understand that the price and depth of orders and trading volumes in our share capital will be publicly displayed by appropriate means, as determined by The Share Centre from time to time.

We accept that it may still be difficult for investors to deal in our shares and obtain reliable information about their value or the extent of the risks to which the share price is exposed. We also accept that the share price of our company and the dividend yield on the shares may fluctuate and may fall against investors' interests. We understand that the share price may be subject to sudden and large falls in value, given the restricted marketability of the shares.

We accept that you have the right to postpone or cancel any auction or refuse to accept or to subsequently delete any order(s) within ShareMark® and to terminate this agreement at any time without prior notice, where there has been a material breach of the ShareMark® Code of Practice, without liability. Otherwise, should either party wish to terminate this Agreement, written notice must be provided to the other party, no less than 90 days before the proposed termination date.

We have read, understood and accept the ShareMark® Dealing Facility Code of Practice, which may be amended from time to time.

Signed: ______________________________

Name: ______________________________

Director on behalf of: ______________________________

Date: ______________________________

AF3 Direct Debit for Quarterly Fees

Instructions to your Bank or Building Society to pay by Direct Debit

Please complete this form and return it to:
ShareMark Applications & Authorisation, The Share Centre Ltd, PO Box 2000, AYLESBURY, Bucks HP21 8ZB.

NAME OF BANK/BUILDING SOCIETY	
BRANCH ADDRESS	
SORT CODE	NAMES OF ACCOUNT HOLDERS
BANK OR BUILDING SOCIETY ACCOUNT NO	
THE SHARE CENTRE REFERNCE NUMBER (to be completed by The Share Centre)	
ORIGINATOR'S IDENTIFICATION NUMBER:	9 7 4 1 3 3

Instruction to your Bank or Building Society
Please pay ShareMark® Direct Debits from the account detailed in this instruction subject to the safeguards assured by the Direct Debit Guarantee. I understand that this instruction may remain with The Share Centre Ltd and, if so, details will be passed electronically to my Bank/Building Society.

SIGNATURE	NAME
COMPANY	DATE

This guarantee should be detached and retained by the payer.

The Direct Debit Guarantee

This Guarantee is offered by all Banks and Building Societies that take part in the Direct Debit Scheme. The efficiency and security of the Scheme is monitored and protected by your own Bank or Building Society. If the amounts to be paid or the payment dates change The Share Centre will notify you 10 working days in advance of your account being debited or as otherwise agreed. If an error is made by The Share Centre or your Bank or Building Society you are guaranteed a full and immediate refund from your branch of the amount paid. You can cancel a Direct Debit at any time by writing to your Bank or Building Society. In this event, please also send a copy of your letter to us.